SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of JULY 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

2	Financial Highlights
4	Chairman's Report
5	Chief Executive's Report
9	Summary Operating and Financial Overview
11	Directors' Report
14	Corporate Governance Report
26	Report of the Remuneration Committee on Directors' Remuneration
27	Statement of Directors' Responsibilities
29	Independent Auditor's Report
31	Presentation of Financial and Certain Other Information
33	Detailed Index*
35	Key Information
41	Principle Risks and Uncertainties
53	Information on the Company
75	Operating and Financial Review
78	Critical Accounting Policies
93	Directors, Senior Management and Employees
101	Major Shareholders and Related Party Transactions
102	Financial Information
110	Additional Information
119	Quantitative and Qualitative Disclosures About Market Risk
124	Controls and Procedures
127	Consolidated Financial Statements
184	Company Financial Statements
190	Appendix

*See Index on page 33 for detailed table of contents.

Information on the Company is available online via the Internet at our website, www.ryanair.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our 20-F are available on our website.

FINANCIAL HIGHLIGHTS

Operating revenue	3,629.5	2,988.1	+21%
Net profit after tax	374.6	305.3	+23%
Adjusted net profit after tax (i)	400.7	318.8	+26%
Basic EPS (in euro cent)	25.21	20.68	+22%
Adjusted basic EPS (in euro cent)	26.97	21.59	+25%

(i)Excludes, for the year ended March 31, 2011, estimated costs of €26.1m (net of tax) relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. Excludes, for the year ended March 31, 2010, an impairment charge of €13.5m on our investment in Aer Lingus. See reconciliation of profit for the financial year to adjusted profit for the financial year on pages 9 and 10.

Scheduled passengers	72.1m	66.5m	+8%
Fleet at period end	272	232	+17%
Average number of employees	8,063	7,032	+15%
Passengers per average no. of employees	8,942	9,457	-5%

CHAIRMAN'S REPORT

Dear Shareholders,

I am pleased to report a 26% increase in profit after tax to €401m. This was a robust performance during a year when we suffered a 37% increase in fuel costs which we partially offset with a 12% rise in average fares, almost in line with the 10% increase in average sector length.

During the year Ryanair delivered a number of milestones:

• Traffic grew by 8% to 72m passengers.

• We took delivery of 40 (net) new aircraft bringing the total fleet to 272.

• We opened 328 new routes.

•      We opened 8 new bases at El Prat, Gran Canaria, Kaunas, Lanzarote, Malta, Seville, Tenerife and Valencia, bringing the total number of bases to 44. The opening of the Manchester base in October 2011 will bring the total number of bases to 45.

• Our Customer Service further improved and Ryanair continues to be the No. 1 on time major airline in Europe.

• We paid a dividend of €500m in October bringing the total returned to shareholders over the past 3 years to €846m.

As noted, our fuel bill rose by 37% to €1.2bn as oil prices rose from $62 per barrel to $73 per barrel.  Fuel now accounts for 40% of our cost base. Next year our fuel bill will rise by over €350 million, even though we are 90% hedged at $82 per barrel. Higher oil prices will inevitably force many of our high fare competitors to further increase fuel surcharges thus making Ryanair's low fares even more attractive.

Higher oil prices have led us to tactically ground up to 80 aircraft during the winter (40 last winter), mainly at Dublin, Stansted and Spanish airports, as it is more profitable to ground these aircraft rather than suffer losses operating them to high cost airports at low winter yields. As a result in the coming year we expect our rate of passenger growth to slow to 4% and to deliver approximately 75 million passengers. Due to the winter grounding of aircraft our traffic will decline during the winter months.

Last year volcanic ash disruptions, airport snow closures and repeated ATC strikes resulted in 14,000 Ryanair flights being cancelled. The volcanic ash disruptions resulted in exceptional costs of €29 million as airlines are required under the unreasonable and discriminatory EU261 regulations to pay "right to care" and/or compensation during such force majeure events even though they are clearly completely beyond the control of the airline. We believe it is unacceptable that other transport providers or travel insurers are not obliged to reimburse the expenses of disrupted passengers during such force majeure events.

The year ahead will be challenging as we face rising fuel prices, and the continuing impact of recession, austerity measures, and falling European confidence. Ryanair is well positioned to cope with these potential headwinds as slowing growth will enhance yields and our fuel is well hedged, albeit at higher prices. We will continue to work hard to reduce costs and further improve customer service, while delivering the lowest fares in Europe to our passengers. This is the real strength of Ryanair and our outstanding people who continue to deliver robust profitability for shareholders even during difficult economic conditions.

Yours sincerely,

David Bonderman

Chairman

CHIEF EXECUTIVE'S REPORT

Dear Shareholders,

Ryanair's performance over the past year has demonstrated yet again the strength and robust nature of Ryanair's unique "lowest fares/lowest cost" model here in Europe which enabled us to deliver a 26% increase in profits to €401m.  It is difficult to recall a year with more adverse circumstances, characterised by the economic slowdown in Europe, a significant rise in oil prices, the extraordinary disruptions in April and May 2010 during the totally unnecessary EU airspace closures caused by the Icelandic volcanic eruption (almost 2,000 kms remote from Europe!), widespread Air Traffic Control strikes across major European markets during the summer 2010 peak, repeated airport closures in November and December due to significant snow falls and prolonged sub-zero temperatures.

Despite this extraordinary series of regulatory and airport incompetencies, and the continuing failure of the policy makers to prohibit strikes in protected employment sectors such as ATC, booked passengers across Ryanair's network grew by 8% to 72m.  Load factors improved by 1% to 83%, and average fares (which includes our optional checked in baggage fees) rose by 12% to €39. Group turnover rose by 21% to €3,630m, scheduled revenues were up 21% to €2,828m thanks to our 8% traffic growth, allied to our 12% increase in average fares, while ancillary revenues rose by 21% to €802m.

Total operating costs rose by 20% to €3,113m, due mainly to a 37% increase in our fuel bill from €894m to €1,227m and further unjustified price increases at Dublin, where in the face of recession and traffic declines, the monopoly owners (DAA Dublin) continue to raise airport charges. Only a monopoly can get away with raising airport charges, even as their routes and traffic volume continue to decline.

We welcome the UK Competition Commission's recent affirmation of its 2008 decision to break up the high cost BAA monopoly. We believe that this will deliver more efficient facilities, lower costs and a better service to airlines and passengers, where in recent years the BAA monopoly under its inadequate regulator, the CAA, has repeatedly failed airline and passenger users. We continue to campaign for a similar break-up of the failed DAA airport monopoly in Ireland, where grandiose, unnecessary and profligate building projects including the new terminal in Cork (cost €200m), and T2 in Dublin (€1.2bn) have delivered excess terminal capacity at a cost more than six times higher than the DAA's original forecast (of between €170m to €200m for T2). This wasteful and unnecessary capex has now been used to justify a 40% increase in Dublin's passenger charges, making Dublin and Stansted the two most expensive airports in Ryanair's 150 plus airports.

2011 will be the fourth consecutive year of traffic declines at Dublin Airport, where traffic has fallen by 30% from a peak of 24.5m in 2007 to just over 18m in 2010. Dublin now operates two terminals, both of them half empty, yet the two main airlines (Ryanair and Aer Lingus) are expected to pay for these expensive and profligate facilities which we neither wanted nor supported. It is impossible not to agree with Aer Lingus' recent description of the Dublin Airport charges as "insane". Similarly at Stansted, traffic declined in 2010 for the fourth year in a row. BAA Stansted's financial statements now clearly demonstrate that the BAA is using the regulatory system to overcharge Stansted airlines to cross subsidise Heathrow and the BAA, even as the number of routes and traffic continues to decline. In recent months airlines including easyJet, Air Berlin, Turkish, Thomson, Cyprus Airlines, Star1, and Air AsiaX have announced plans to reduce capacity further at Stansted, as the BAA gouges its airline customers. The fact that BAA Stansted has wasted more than £200m on a cancelled second runway project over the past 8 years is another stunning indictment of the regulatory failure of the CAA, and the waste and profligacy of the BAA airport monopoly.

Our Passengers

Despite these regulatory failures, Ryanair continues to grow its business, while delivering lower fares, better punctuality, fewer lost bags and fewer passenger complaints than any other airline in Europe. We deliver Europe's No.1 passenger service for the benefit of our passengers, our people and our shareholders.

When it comes to passenger service, no one beats Ryanair. During the current recession, price continues to be the key factor in most passengers' travel decision, and because Ryanair beats every other airline on price, we have grown to become the world's favourite airline, with 72.1m passengers carried in the fiscal year. IATA's recent 2010 traffic statistics confirm that Ryanair carries substantially more international passengers than any other scheduled airline in calendar 2010.

IATA Intl Sched Passengers 2010

Rank	Airline	Pax
1	Ryanair	71.2m
2	Lufthansa	44.4m
3	easyJet	37.6m
4	Air France	30.8m
5	Emirates	30.8m
6	British Airways	26.3m
…	…	…
25	Aer Lingus	9.3m

However Ryanair's growth and success is not based solely on price. In addition to the lowest fares in every market, we also offer:

1. The best punctuality. Last year 85% of all flights arrived on-time.
2. The fewest lost bags - last year we lost less than one bag for every 2,000 passengers carried.
3. The fewest complaints - last year we received less than one complaint per 1,000 passengers.
4. The youngest fleet - the average age of Ryanair's 272 aircraft is now just 3 years old.
5. Prompt response to passenger complaints - last year Ryanair replied to more than 99% of passenger complaints within our 7 working day commitment.
6. The world's greenest, cleanest airline - the most recent Brighter Planet research confirms that Ryanair is the world's greenest/cleanest airline.

Details of this Brighter Planet report are available to read on the www.ryanair.com website.

Over the past year Ryanair accommodated 72.1m passenger bookings, at an average fare of €39.  These passengers have saved an average of €7bn over the high fares being charged by our higher fare competitors incl. easyJet, Aer Lingus, Air France, British Airways and Lufthansa.

Our people

Over the past year, average employment numbers in Ryanair rose by 15% from 7,032 to 8,063. Within this number, more than 350 people were promoted as Ryanair's growth created new opportunities for career development and progression. Ryanair's people know that they can advance their careers by taking advantage of our commitment to promote from within wherever possible. I am pleased that after two years of pay freezes, we were able to grant our people a small pay increase in April with an average 2% rise in basic pay, subject to performance, across most grades. In addition, Ryanair continues to improve our rosters in order to maximise our people's productivity while they are at work, while also maximising their time off.

Our shareholders

Unlike other airlines, Ryanair continues to put our shareholders and their interests at the front and centre of our activity. Unlike other airlines, the Board and Management team in Ryanair have a significant stake in the company. We think and act over the short and medium and long term, like shareholders, because we are substantial shareholders.

Our 2011 net profit after tax of €401m ($565m) makes Ryanair the world's most profitable low fares airline as highlighted by Air Transport World in July 2011.

The World's Leading Value Airlines - Net Profit

Rank	Airline	$'000
1	Ryanair	$565,000
2	Southwest Airlines	$459,000
3	AirAisa Berhad	$346,501
4	easyJet	$191,627
5	Cebu Pacific	$158,482
6	WestJet	$136,720
7	Gol	$128,570
8	IndiGo Airlines	$122,211
9	JetBlue Airways	$97,000
10	Air Arabia	$84,303

Over the past year, Ryanair paid a dividend of over €500m to shareholders. This brings total funds returned to shareholders (through share buybacks and dividends) to almost €850m over the past three years. We are extremely proud that we have returned more funds to shareholders, than the total net equity funds raised from them since we floated in 1997.

As a capital intensive company, in a very cyclical industry, it would be wrong for shareholders to expect a continuous dividend stream. We intend to continue to build up cash, so that we can avail of opportunities including aircraft purchases, or acquisitions that will enhance Ryanair's profitability and our returns to shareholders. Shareholders may rest assured that since the Board and Management of Ryanair continue to be significant shareholders in the company, our interests and theirs remain at one.

Finally, I would like to personally thank the Chairman, the Board, the Senior Management and all of the team in Ryanair for their hard work and commitment which has helped Ryanair to deliver another year of growth in fleet, traffic and profits for the benefit of the passengers, our people and our shareholders. Rest assured that we will continue to work hard to make Ryanair, not just the world's favourite airline, but also the world's most profitable airline, capable of generating significant returns for our passengers, our people and our shareholders.

Michael O'Leary
Chief Executive

SUMMARY OPERATING AND FINANCIAL OVERVIEW

CONSOLIDATED INCOME STATEMENT DATA

	Pre		IFRS	Pre		IFRS
	Exceptional	Exceptional	Year	Exceptional	Exceptional	Year
	Results	Items	Ended	Results	Items	Ended
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2011	2011	2011	2010	2010	2010
	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues..................................................................................... ....................................................................................................................	2,827.9	-	2,827.9	2,324.5	-	2,324.5
Ancillary revenues......................................................................................	801.6	-	801.6	663.6	-	663.6
Total operating revenues
-continuing operations	3,629.5	-	3,629.5	2,988.1	-	2,988.1
Operating expenses
Staff costs.................................................................................................. .	371.5	4.6	376.1	335.0	-	335.0
Depreciation...............................................................................................	273.0	4.7	277.7	235.4	-	235.4
Fuel and oil................................................................................................ .	1,226.7	0.3	1,227.0	893.9	-	893.9
Maintenance, materials and repairs............................................................	93.9	-	93.9	86.0	-	86.0
Aircraft rentals.......................................................................................... .	95.2	2.0	97.2	95.5	-	95.5
Route charges............................................................................................ .	410.5	0.1	410.6	336.3	-	336.3
Airport and handling charges..................................................................... .	490.9	0.9	491.8	459.1	-	459.1
Marketing, distribution & other................................................................ .	151.6	3.0	154.6	144.8	-	144.8
Icelandic volcanic ash related cost............................................................. .	-	12.4	12.4	-	-	-
Total operating expenses	3,113.3	28.0	3,141.3	2,586.0	-	2,586.0
Operating profit - continuing operations	516.2	(28.0)	488.2	402.1	-	402.1
Other income / (expense)
Finance income...........................................................................................	27.2	-	27.2	23.5	-	23.5
Finance expense..........................................................................................	(92.2)	(1.7)	(93.9)	(72.1)	-	(72.1)
Foreign exchange (losses)...........................................................................	(0.6)	-	(0.6)	(1.0)	-	(1.0)
Loss on impairment of available for sale financial asset......................................................................................	-	-	-	-	(13.5)	(13.5)
Gain on disposal of property, plant and equipment.........................	-	-	-	2.0	-	2.0
Total other income / (expense)	(65.6)	(1.7)	(67.3)	(47.6)	(13.5)	(61.1)
Profit / (loss) before tax	450.6	(29.7)	420.9	354.5	(13.5)	341.0
Tax (expense) / benefit on profit / (loss) on ordinary activities......... ..	(49.9)	3.6	(46.3)	(35.7)	-	(35.7)
Profit / (loss) for the period - all attributable to equity holders of parent	400.7	(26.1)	374.6	318.8	(13.5)	305.3

Earnings per ordinary share (in € cent)
Basic......................................................................................................... ..	26.97		25.21	21.59		20.68
Diluted...................................................................................................... ..	26.89		25.14	21.52		20.60
Weighted average number of ordinary shares (in M's)
Basic............................................................................................................. .	1,485.7		1,485.7	1,476.4		1,476.4
Diluted...................................................................................................... ..	1,490.1		1,490.1	1,481.7		1,481.7

Reconciliation of profit for the year under IFRS to adjusted profit for the financial year

	Year ended March 31, 2011	Year ended March 31, 2010
	€M	€M
Profit for the financial year - IFRS	374.6	305.3

Adjustments
Icelandic volcanic ash related cost............................................................	26.1	-
Loss on impairment of available for sale financial asset........................	-	13.5
Adjusted profit for the financial year	400.7	318.8

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analysethe results. Any amounts deemed "exceptional" for management discussion and analysis purposes, in the Chairman's Report and Chief Executive's Report, have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

Exceptional items in the year ended March 31, 2011 amounted to €26.1m reflecting the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights. The impact on the Group's operating results totaled €29.7m (pre tax) for the year ended March 31, 2011, comprising €15.6m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4m pursuant to Regulation (EC) No. 261/2004 ('EU261'). The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

Exceptional items in the year ended March 31, 2010 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding.

Adjusted profit after tax excluding exceptional items increased by 26% to €400.7m. Including exceptional items the profit after tax for the year increased by 23% to €374.6m compared to a profit of €305.3m in the year ended March 31, 2010.

Summary year ended March 31, 2011

Adjusted profit after tax increased by 26% to €400.7m compared to €318.8min the year ended March 31, 2010 primarily due to a 12% increase in average fares and strong ancillary revenues, offset by a 37% increase in fuel costs. Total operating revenues increased by 21% to €3,629.5m as average fares rose by 12%. Ancillary revenues grew by 21%, faster than the 8% increase in passenger numbers, to €801.6m due to an improved product mix and higher internet related revenues. Total revenue per passenger, as a result, increased by 12%, whilst Load Factor was up 1% to 83% during the year.

Total operating expenses increased by 20% to €3,113.3m, primarily due to an increase in fuel prices, the higher level of activity, and the higher operating costs associated with the growth of the airline. Fuel, which represents 39% of total operating costs compared to 35% in the prior year, increased by 37% to €1,226.7m due to the higher price per gallon paid and a 17% increase in the number of hours flown. Unit costs excluding fuel increased by 3% and including fuel they rose by 11%. Operating margin rose by 1% to 14% whilst operating profit increased by 28% to €516.2m.

Adjusted net margin was 11%, similar to the prior year.

Adjusted earnings per share for the year were 26.97 euro cent compared to 21.59 euro cent for the prior year.

DIRECTORS' REPORT
Introduction

The directors submit their Annual Report, together with the audited financial statements of Ryanair Holdings plc, for the year ended March 31, 2011.

Review of business activities and future developments in the business

The Company operates a low fares airline business and plans to continue to develop this activity by expanding its successful low fares formula on new and existing routes. Information on the Company is set out on pages 53 to 75 of the Annual Report. A review of the Company's operations for the year is set out on pages 75 to 80 of the Annual Report.

Results for the year

Details of the results for the year are set out in the consolidated income statement on page 129 of the Annual Report and in the related notes to the financial statements.

Principle risks and uncertainties

Details of the principle risks and uncertainties facing the Company are set forth on pages 41 to 53 of the Annual Report.

Key performance indicators

Details of the key performance indicators relevant to the business are set forth on pages 40; 53 to 75; and 75 to 80 of the Annual Report.

Financial risk management

Details of the Company's financial risk management objectives and policies and exposures to market risk are set forth in Note 11 on pages 152 to 163 of the consolidated financial statements.

Share capital

The number of ordinary shares in issue at March 31, 2011 was 1,489,574,915 (2010: 1,478,935,935; 2009: 1,473,356,159).  Details of the classes of shares in issue and the related rights and obligations are more fully set out in Note 15 on pages 167 to 169 of the consolidated financial statements.

Accounting records

The directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at its registered office, Corporate Headquarters, Dublin Airport, Co. Dublin, Ireland.

Company information

The Company was incorporated on August 23, 1996 with a registered number of 249885. It is domiciled in the Republic of Ireland and has its registered offices at Corporate Headquarters, Dublin Airport, Co. Dublin, Ireland. It is a public limited company and operates under the laws of Ireland.

Staff

At March 31, 2011, the Company's personnel numbered 8,560 people, including 1,476 pilots and 3,561 cabin crew employed on a contract basis. This compares to 7,168 staff at March 31, 2010 and 6,616 staff at March 31, 2009. The increase in staff levels consisted mainly of pilots and cabin crew and arose due to the expansion of the aircraft fleet and continued growth of the Company.

Substantial interests in share capital

Details of substantial interests in the share capital of the Company which represent more than 3% of the issued share capital are set forth on page 102 of the Annual Report.  At March 31, 2011 the free float in shares was 95%.

Directors and company secretary

The names of the director are listed on pages 94 and 95 of the Annual Report. The name of the company secretary is listed on page 98 of the Annual Report. Details of the appointment and re-election of directors are set forth on page 15 of the Annual Report.

Interests of directors and company secretary

The directors and company secretary who held office at March 31, 2011 had no interests other than those outlined in note 19 on page 174 of the consolidated financial statements in the shares of the Company or other group companies.

Directors' and senior executives' remuneration

The Company's policy on senior executive remuneration is to reward its executives competitively, having regard to the comparative marketplace in Ireland and the United Kingdom, in order to ensure that they are properly motivated to perform in the best interests of the shareholders. Details of total remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) is set out in Note 27 on page 183 of the consolidated financial statements.

Executive director's service contract

Ryanair entered into an employment agreement with the only executive director of the Board, Mr. Michael O'Leary on July 1, 2002 for a one year period to June 30, 2003. Thereafter, the agreement continues for successive annual periods but may be terminated with 12 months notice by either party. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

Dividend policy

Details of the Company's dividend policy are disclosed on page 107 of the annual report.

Accountability and audit

The directors have set out their responsibility for the preparation of the financial statements on page 27 to 28. They have also considered the going concern position of the Company and their conclusion is set out on page 24. The Board has established an Audit Committee whose principal tasks are to consider financial reporting and internal control issues. The Audit Committee, which consists exclusively of independent non-executive directors, meets at least quarterly to review the financial statements of the Company, to consider internal control procedures and to liaise with internal and external auditors. In the year ended March 31, 2011 the Audit Committee met on seven occasions. On a semi-annual basis the Audit Committee receives an extensive report from the internal auditor detailing the reviews performed in the year, and a risk assessment of the Company. This report is used by the Audit Committee and the Board, as a basis for determining the effectiveness of internal control.  The Audit Committee regularly considers the performance of internal audit and how best financial reporting and internal control principles should be applied.

In addition, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditor.

Social, environmental and ethical report

See pages 100 to 101 of the Annual Report for details of employee and labour relations.

See pages 72 to 74 of the Annual Report for details on environmental matters.

See page 125 of the Annual Report for details of Ryanair's Code of Ethics.

Air safety

Commitment to air safety is a priority of the Company. See page 63 of the Annual Report for details.

Critical accounting policies

Details of the Company's critical accounting policies are set forth on pages 78 to 80 of the Annual Report.

Subsidiary companies

Details of the principal subsidiary undertakings are disclosed in Note 27 on page 182 of the consolidated financial statements.

Political contributions

During the financial years ended March 31, 2011, 2010 and 2009 the Company made no political contributions which require disclosure under the Electoral Act, 1997.

Corporate Governance Statement

The Corporate Governance Statement on pages 14 to 25 forms part of the Directors' Report.

Post balance sheet events

Details of significant post balance sheet events are set forth in Note 26 on page 182 of the consolidated financial statements.

Auditor

In accordance with Section 160(2) of the Companies Act 1963, the auditor KPMG, Chartered Accountants, will continue in office.

Annual General Meeting

The Annual General Meeting will be held on September 29, 2011 at 10am in the Radisson Hotel, Dublin Airport, Co. Dublin, Ireland.

On behalf of the Board

D. Bonderman                      M. O' Leary
Chairman                               Chief Executive
July 25, 2011

CORPORATE GOVERNANCE REPORT

Ryanair has primary listings on the Irish and London Stock Exchanges and its American Depositary Shares are listed on the NASDAQ. The directors are committed to maintaining the highest standards of corporate governance and this statement describes how Ryanair has applied the main and supporting principles set out in Section 1 of the Combined Code on Corporate Governance (June 2008) ('Combined Code') published by the Financial Reporting Council ("FRC") in the UK and adopted by the Irish Stock Exchange. A copy of the Combined Code can be obtained from the FRC's website, www.frc.org.uk. The following statement describes how the principles set out in Section 1 of the Combined Code have been applied.

On May 28, 2010, the FRC introduced changes to the Combined Code, now known as the UK Corporate Governance Code. The new edition of the Code is to apply to financial years beginning on or after June 29, 2010 but Ryanair reviewed and applied as appropriate the new Combined Code for the financial year commencing on April 1, 2010.

The Board of Directors

Roles

The Board of Ryanair is responsible for the leadership, strategic direction and overall management of the Group. The Board's primary focus is on strategy formulation, policy and control. It has a formal schedule of matters specifically reserved to it for its attention, including matters such as appointment of senior management, approval of the annual budget, large capital expenditure, and key strategic decisions.

The Board has delegated responsibility for the management of the Group to the Chief Executive and executive management.

There is a clear division of responsibilities between the Chairman and the Chief Executive, which is set out in writing and has been approved by the Board.

Chairman

David Bonderman has served as the chairman of the Board since December 1996. The Chairman's primary responsibility is to lead the Board, to ensure that it has a common purpose, is effective as a group and at individual director level and that it upholds and promotes high standards of integrity and corporate governance. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that directors receive accurate, timely, clear and relevant information.

The Chairman is the link between the Board and the Company. He is specifically responsible for establishing and maintaining an effective working relationship with the Chief Executive, for ensuring effective and appropriate communications with shareholders and for ensuring that members of the Board develop and maintain an understanding of the views of shareholders.

While Mr Bonderman holds a number of other directorships (See details on page 94), the Board considers that these do not interfere with the discharge of his duties to Ryanair.

Senior Independent Director

The Board has appointed Mr James Osborne as the Senior Independent Director. Mr Osborne is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Chief Financial Officer and leads the annual Board review of the performance of the Chairman.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.
Membership

The Board consists of one executive and eight non-executive directors. The composition of the Board and the principal Board Committees are set out in the table below. Brief biographies of the directors are set out on pages 94 to 95. The Board, with the assistance of the Nomination Committee, keeps Board composition under review to ensure that it includes the necessary mix of relevant skills and experience required to perform its role.

Each director has extensive business experience, which they bring to bear in governing the Company. The Board considers that, between them, the directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company. The Company has a Chairman with an extensive background in this industry, and significant public company experience. Historically, the Company has always separated the roles of Chairman and Chief Executive for the running of the business and implementation of the Board's strategy and policy.

David Bonderman	Chairman	Yes	14	-	-	Chair	Chair	-
Michael O'Leary	Chief Executive	No	23	-	-	Member	Member	-
Michael Horgan	Non Executive	Yes	10	-	-	-	-	Chair
Kyran McLaughlin	Non Executive	Yes	10	Chair	-	Member	Member	-
James R. Osborne	Senior Independent	Yes	15	Member	Chair	-	Member	-
Paolo Pietrogrande	Non Executive	Yes	10	-	Member	-	-	-
Klaus Kirchberger	Non Executive	Yes	8	-	Member	-	-	-
Charles McCreevy	Non Executive	Yes	1	-	-	-	-	-
Declan McKeon	Non Executive	Yes	1	Member	-	-	-	-

Appointment

Directors can only be appointed following selection by the Nomination Committee and approval by the Board and must be elected by the shareholders at the Annual General Meeting following their appointment. Ryanair's Articles of Association require that all of the directors retire and offer themselves for re-election within a three-year period. One third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) will retire by rotation and be eligible for re-election at every Annual General Meeting. Accordingly Mr. David Bonderman, Mr. James Osborne and Mr. Michael O' Leary will be retiring, and will be eligible to offer themselves for re-election at the AGM on September 29, 2011. Mr. Emmanuel Faber retired at the last AGM and did not offer himself for re-election.

In accordance with the recommendations of the Combined Code, Mr. Kyran McLaughlin is Chairman of the Audit Committee and Mr. James Osborne, the senior non-executive director, is Chairman of the Remuneration Committee.

Senior Management regularly brief the Board including new members in relation to operating, financial and strategic issues concerning the Company. The Board also have direct access to senior management as required in relation to any issues they have concerning the operation of the Company. The terms and conditions of appointment of non-executive directors are set out in their letters of appointment, which are available for inspection at the Company's registered office during normal office hours and at the Annual General Meeting of the Company.

Independence

The Board has carried out its annual evaluation of the independence of each of its non-executive directors, taking account of the relevant provisions of the Combined Code, namely, whether the directors are independent in character andjudgement and free from relationships or circumstances which are likely to affect, or could appear to affect, the directors' judgment. The Board regards all of the directors as independent and that no one individual or one grouping exerts an undue influence on others.

The Board has considered Mr. Kyran McLaughlin's independence given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair's corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organisation's business operations and financial results. Having considered this relationship, the Board has concluded that Mr. McLaughlin continues to be an independent non-executive director within the spirit and meaning of the Combined Code Rules.

The Board has also considered the independence of Mr. David Bonderman given his shareholding in Ryanair Holdings plc. As at March, 31 2011, Mr. David Bonderman had a beneficial shareholding in the Company of 13,230,671 ordinary shares, equivalent to 0.89% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the Combined Code.

The Board has further considered the independence of Mr. David Bonderman, Mr. James Osborne, Mr. Kyran McLoughlin, Mr. Michael Horgan and Mr. Paolo Pietrogrande as they have each served more than nine years on the Board. The Board considers that each of these directors is independent in character and judgment as each has other significant commercial and professional commitments and each brings his own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the FRC in their report dated December, 2009 on their review of the impact and effectiveness of the Combined Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose. For these reasons, and also because each director's independence is considered annually by the Board, the Board considers it appropriate that these directors have not been offered for annual re-election as is recommended by the Combined Code.

Board Procedures

All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors wishing to obtain advice in the furtherance of their duties may take independent professional advice at the Company's expense.

Directors meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Ryanair and its operations. Extensive papers on key business issues are provided to all directors in connection with the Board meetings. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

The Company has Directors & Officers liability insurance in place in respect of any legal actions taken against the directors in the course of the exercise of their duties. New non-executive directors are encouraged to meet the executive director and senior management for briefing on the Company's developments and plans.

Meetings

The Board meets at least on a quarterly basis and in the year to March 31, 2011 the Board met on six occasions. Individual attendance at these meetings is set out in the table on page 20. Detailed Board papers are circulated in advance so that Board members have adequate time and information to be able to participate fully at the meeting.

The holding of detailed regular Board meetings and the fact that many matters require Board approval, indicate that the running of the Company is firmly in the hands of the Board. The non-executive directors meet periodically without executives being present. Led by the senior independent director, the non-executive directors will meet without the chairman present at least annually to appraise the chairman's performance and on such other occasions as are deemed appropriate.

Remuneration

Details of remuneration paid to the directors are set out in Note 19 to the consolidated Financial Statements on pages 172 and 173. Also, please see the Report of the Remuneration Committee on Directors' Remuneration on page 26.

Non-executive directors

Non-executive directors are remunerated by way of directors' fees and share options. While the Combined Code notes that the remuneration of the non-executive director should not include share options, the Board believes that the quantum of options granted to non-executive directors is not so significant as to raise any issue concerning their independence. Mr. Michael Horgan is remunerated on a consultancy basis on safety issues and also by way of share options.

Full details are disclosed in Note 19(b) and 19(d) on pages 173 and 174 of the consolidated financial statements.

Executive director remuneration

The Chief Executive of the Company is the only executive director on the Board. In addition to his base salary he is eligible for a performance bonus of up to 50% of salary and other bonuses dependent upon the achievement of certain financial targets and a pension. It is considered that the shareholding of the Chief Executive acts to align his interests with those of shareholders and gives him a keen incentive to perform to the highest levels.

Full details of the executive director's remuneration are set out in Note 19(a) on page 173 of the consolidated financial statements.

Share Ownership and Dealing

Details of the directors' interests in Ryanair shares are set out in Note 19(d) on page 174 of the consolidated financial statements.

The Board has adopted The Model Code, as set out in the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, as the code of dealings applicable to dealings in Ryanair shares by directors and relevant Company employees. The code of dealing also includes provisions which are intended to ensure compliance with US securities laws and regulations of the NASDAQ National market. Under the policy, directors are required to obtain clearance from the Chairman or Chief Executive before dealing in Ryanair shares, whilst relevant Company employees must obtain clearance from designated senior management and are prohibited from dealing in the shares during prohibited periods as defined by the Listing Rules and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005).

Board Committees

The Board of Directors has established a number of committees, including the following:

Executive Committee

The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Messrs. Bonderman, O'Leary, McLaughlin and Osborne are the members of the Executive Committee.

Audit Committee

The Board of Directors established the Audit Committee in September 1996. The Audit Committee currently comprises three independent non-executive directors, Kyran McLaughlin (Chairman), Declan McKeon and James Osborne, considered by the Board to be independent. The Board has determined that Declan McKeon is the Committee's financial expert. Emmanuel Faber retired from the board and the Audit Committee at the AGM on September 22, 2010.

The Committee met seven times during the year ended March 31, 2011. Individual attendance at these meetings is set out in the table on page 20. It can be seen from the director biographies, appearing on page 94 and 95, that the members of the Committee bring to it a wide range of experience and expertise. The Chief Financial Officer, Finance Director, Financial Controller, Company Secretary and the Head of Internal Audit normally attend meetings of the Committee.  The external auditors attend as required and have direct access to the Committee Chairman at all times. The Committee also meets separately at least once a year with the external auditors and with the Head of Internal Audit without executive management being present.

The role and responsibilities of the Audit Committee are set out in its written terms of reference, which are available on the Company's website www.ryanair.com, and include:

•   monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, profit guidance and reviewing significant financial reporting judgments contained in them;

• reviewing the interim and annual financial statements before submission to the Board;

• reviewing the effectiveness of the Group's internal financial controls and risk management systems;

• monitoring and reviewing the effectiveness of the Company's Internal auditors;

• considering and making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and approving their terms of engagement;

•   making recommendations concerning the engagement of independent chartered accountants; reviewing with the accountants the plans for and scope of each annual audit, the audit procedures to beutilised and the results of the audit;

• approving the remuneration of the external auditors, whether fees for audit or non audit services, and ensuring the level of fees is appropriate to enable an adequate audit to be conducted;

•   assessing annually the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements and the relationship with the external auditors as a whole, including the provision of any non audit services; and

•   reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensuring that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

These responsibilities of the Committee are discharged in the following ways:

•   The Committee reviews the interim and annual reports as well as any formal announcements relating to the financial statements and guidance before submission to the Board. The review focuses particularly on any changes in accounting policy and practices, major judgmental areas and compliance with stock exchange, legal and regulatory requirements. The Committee receives reports at the meeting from the external auditors identifying any accounting or judgmental issues requiring its attention;

• The Committee also meets with external auditors to review the Annual Report, which is filed annually with the United States Securities and Exchange Commission;

• The Committee regularly reviews Turnbull Risk management reports completed by management;

•   The Committee conducts an annual assessment of the operation of the Group's system of internal control based on a detailed review carried out by the internal audit department. The results of this assessment are reviewed by the Committee and are reported to the Board;

•   The Committee makes recommendations to the Board in relation to the appointment of the external auditor. Each year, the Committee meets with the external auditor and reviews their procedures and the safeguards which have been put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements;

• The Committee reviews and approves the external audit plan and the findings from the external audit of the financial statements;

• On a semi annual basis, the Audit Committee receives an extensive report from the Head of Internal Audit detailing the reviews performed during the year and a risk assessment of the company;

•   The Head of Internal Audit also reports to the Committee on other issues including, in the year under review, updates in relation to Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters. (A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the United States Securities and Exchange Commission's website, www.sec.gov); and

•   The Committee has a process in place to ensure the independence of the audit is not compromised, which includes monitoring the nature and extent of services provided by the external auditors through its annual review of fees paid to the external auditors for audit and non-audit work. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 19 on page 172.

In accordance with the recommendations of the Combined Code, an independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

The terms of Reference of the Audit Committee are reviewed annually.

Remuneration Committee

The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. The Board of Directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Messrs. Osborne, Pietrogrande and Kirchberger are the members of the Remuneration Committee.

The role and responsibilities of the Remuneration Committee are set out in its written terms of reference, which are available on the Company's website www.ryanair.com. The terms of Reference of the Remuneration Committee are reviewed annually.
Nomination Committee

Messrs. Bonderman, O'Leary and McLaughlin are the members of the Nomination Committee. The Nomination Committee assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Company by:

• assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;
• establishing processes for the identification of suitable candidates for appointment to the Board; and
• overseeing succession planning for the Board and senior management.

The role and responsibilities of the Nomination Committee are set out in its written terms of reference, which are available on the Company's website www.ryanair.com. The terms of Reference of the Nomination committee are reviewed annually.

Air Safety Committee

The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is composed of Mr. Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

Code of Business Conduct

Ryanair's standards of integrity and ethical values have been established and are documented in Ryanair's Code of Business Conduct. This code is applicable to all Ryanair employees. There are established channels for reporting code violations or other concerns in a confidential manner. The Head of Internal Audit investigates any instances and reports findings directly to the Audit Committee.  The Code is available on the Company's website, www.ryanair.com.

Attendance at Board and Committee meetings during the year ended 31 March 2011:

David Bonderman	6/6	-	-	-	4/4	1/1
Michael O'Leary	6/6	-	-	-	4/4	1/1
Michael Horgan	6/6	-	4/4	-	-	-
Kyran McLaughlin	4/6	7/7	-	-	4/4	0/1
James R. Osborne	6/6	7/7	-	3/3	4/4	-
Paolo Pietrogrande	5/6	-	-	3/3	-	-
Emmanuel Faber*	1/4	2/3	-	-	-	-
Klaus Kirchberger	6/6	-	-	3/3	-	-
Declan McKeon	4/4	5/5	-	-	-	-
Charles McCreevy	3/4	-	-	-	-	-
*Emmanuel Faber retired from the Board and Audit Committee and did not offer himself for re-election at the last AGM on 22 September 2010.

Performance Evaluation

The Board has established a process to annually evaluate the performance of the Board, that of its principal Committees, the Audit, Nomination and Remuneration committees, and that of individual directors. The Board anticipates that the formal evaluation will be completed yearly. Based on the evaluation process completed, the Board considers that the principal Committees have performed effectively throughout the year. As part of the Board evaluation of its own performance, a questionnaire is circulated to all directors. The questionnaire is designed to obtain directors' comments regarding the performance of the Board including any recommendations for improvement.

The Chairman, on behalf of the Board, reviews the evaluations of performance of the non-executive directors on an annual basis. The non-executive directors, led by the Senior Independent Director, meet annually without the Chairman present to evaluate his performance, having taken into account the views of the executive director. The non-executive directors also evaluate the performance of the executive director. These evaluations are designed to determine whether each director continues to contribute effectively and to demonstrate commitment to the role.

The Audit, Nomination and Remuneration committees carry out annual reviews of their own performance and terms of reference to ensure they are operating at maximum effectiveness and recommend any changes they consider necessary to the Board for approval.

The Board considers the results of the evaluation process and any issues identified.

Shareholders

Ryanair recognises the importance of communications with shareholders. Ryanair communicates with all of its shareholders following the release of quarterly and annual results directly via road shows, investor days and/or by conference calls. The Chief Executive, senior financial, operational, and commercial management participate in these events.

During the year ended March 31, 2011 the Company held discussions with a substantial number of institutional investors.

The Board is kept informed of the views of shareholders through the executive director's and executive management's attendance at investor presentations and results presentations. Furthermore, relevant feedback from such meetings and investor relations analyst reports are provided to the entire Board on a regular basis. In addition, the Board determines, on a case by case basis, specific issues where it would be appropriate for the Chairman and/or Senior Independent Director to communicate directly with shareholders or to indicate that they are available to communicate if shareholders so wish. If any of the non-executive directors wishes to attend meetings with major shareholders, arrangements are made accordingly.

General Meetings

All shareholders are given adequate notice of the AGM at which the Chairman reviews the results and comments on current business activity. Financial, operational and other information on the Company is provided on our website at www.ryanair.com.

Ryanair will continue to propose a separate resolution at the AGM on each substantially separate issue, including a separate resolution relating to the Directors' Report and Accounts. In order to comply with the Combined Code, proxy votes will be announced at the AGM, following each vote on a show of hands, except in the event of a poll being called. The Board Chairman and the Chairmen of the Audit and Remuneration Committees are available to answer questions from all shareholders.

The Chief Executive makes a presentation at the Annual General Meeting on the Group's business and its performance during the prior year and answers questions from shareholders. The AGM affords shareholders the opportunity to question the Chairman and the Board.

All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under note "Limitations on the Right to Own Shares" on page 112. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend.  Record dates are specified in the notes to the Notice convening the meeting.

Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the Meeting.

A shareholder or group of shareholders, holding at least 5% of the issued share capital has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for an item on the agenda of the general meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the general meeting. A request by a member to put an item on the agenda or to table a draft resolution shall be received by the company in hardcopy form or in electronic form at least 42 days before the AGM to which it relates.

Notice of the Annual General Meeting and the Form of Proxy are sent to shareholders at least twenty-one working days before the meeting. The Company's Annual Report is available on the Company's website, www.ryanair.com. The 2011 Annual General Meeting will be held at 10am on September 29, 2011 in the Radisson Hotel, Dublin Airport, Co Dublin, Ireland.

All general meetings other than the Annual General Meeting are called Extraordinary General Meetings (EGMs). An EGM must be called by giving at least twenty-one clear days' notice. Except in relation to an adjourned meeting, three members, present in person or by proxy, entitled to vote upon the business to be transacted, shall be a quorum. The passing of resolutions at a general meeting, other than special resolution, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast. Votes may be given in person by a show of hands, or by proxy.

 At the Meeting, after each resolution has been dealt with, details are given of the level of proxy votes cast on each resolution and the numbers for, against and withheld.  This information is made available on the Company's website following the meeting.

Internal Control

The directors have overall responsibility for the Company's system on internal control and for reviewing its effectiveness. The directors acknowledge their responsibility for the system of internal control which is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, 'Internal Control: Revised Guidance for Directors on the Combined Code', the Board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the Group, that it has been in place for the year under review and up to the date of approval of the financial statements and that this process is regularly reviewed by the Board.

In accordance with the provisions of the Combined Code the directors review the effectiveness of the Company's system of internal control including:

• Financial
• Operational
• Compliance
• Risk Management

The Board is ultimately responsible for the Company's system of internal controls and for monitoring its effectiveness. The key procedures that have been established to provide effective internal control include:

• a strong and independent Board which meets at least 4 times a year and has separate Chief Executive and Chairman roles;

• a clearly defined organisational structure along functional lines and a clear division of responsibility and authority in the Company;

•   a comprehensive system of internal financial reporting which includes preparation of detailed monthly management accounts, providing key performance indicators and financial results for each major function within the Company;

•   preparation and issue of financial reports to shareholders and the markets, including the Annual Report and consolidated financial statements, is overseen by the Audit Committee. The Company's financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. The Company's processes support the integrity and quality of data, including appropriate segregation of duties. The financial information of the parent entity and all subsidiary entities, which form the basis for the preparation of the consolidated financial statements are subject to scrutiny by Group level senior management. The Company's financial reports, financial guidance, and Annual Report and consolidated financial statements are also reviewed by the Audit Committee of the Board in advance of being presented to the full Board for their review and approval;

• quarterly reporting of the financial performance with a management discussion and analysis of results;

• weekly Management Committee meetings, comprising of heads of departments, to review the performance and activities of each department in the Company;

• detailed budgetary process which includes identifying risks and opportunities and which is ultimately approved at Board level;

• Board approved capital expenditure and Audit Committee approved treasury policies which clearly define authorisation limits and procedures;

• an internal audit function which reviews key financial/business processes and controls, and which has full and unrestricted access to the Audit Committee;

•   an Audit Committee which approves audit plans, considers significant control matters raised by management and the internal and external auditors and which is actively monitoring the Company's compliance with section 404 of the Sarbanes Oxley Act of 2002;

• established systems and procedures to identify, control and report on key risks. Exposure to these risks is monitored by the Audit Committee and the Management Committee; and

•   a risk management programme in place throughout the Company whereby executive management reviews and monitors the controls in place, both financial and non financial, to manage the risks facing the business.

On behalf of the Board, the Audit Committee has reviewed the effectiveness of the Company's system of internal control for the year ended March 31, 2011 and has reported thereon to the Board.

The Board has delegated to executive management the planning and implementation of the systems of internal control within an established framework which applies throughout the Company.

Takeover Bids Directive

Information regarding rights and obligations attached to shares are set forth in Note 15 on pages 167 to 169 of the consolidated financial statements.

Shares in the Ryanair employee share schemes carry no control rights and shares are only issued (and gain voting rights) when options are exercised by employees.

Ryanair's Articles of Association do not contain any restrictions on voting rights. However, there are provisions in the Articles which allow the directors to (amongst other things) suspend the voting rights of a share if the Board believes the number of non-qualifying nationals holding shares in Ryanair would put it in breach of the Air Navigation Acts and licences and permits which allow it to operate. This is not an absolute restriction and can only occur if the Board designates a number of shares to be so restricted.

Ryanair has not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Details of the rules concerning the removal and appointment of the directors are set out above as part of this Directors' Report. There are no specific rules regarding the amendment of the Company's Articles of Association.

Details of the Company's share buy-back programme are set forth on page 107 of the Annual Report. The shareholders approved the power of the Company to buy back shares at the 2006 AGM.

None of the significant agreements to which the Company is party to, contain change of control provisions. As referred to above in this Director's Report, Mr. O'Leary's employment agreement does not contain provisions providing for compensation on his termination.

Going Concern

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements. The directors' responsibility for preparing the financial statements is explained on page 27 and the reporting responsibilities of the auditors are set out in their report on page 29.

Compliance Statement

Ryanair has complied, throughout the year ended March 31, 2011, with the provisions set out in Section 1 of the Combined Code except as outlined below. The Group has not complied with the following provisions of the Combined Code, but continues to review these situations on an ongoing basis:

•    Non-executive directors participate in the Company's share option plans. The Combined Code requires that, if exceptionally, share options are granted to non-executive directors that shareholder approval should be sought in advance and any shares acquired by exercise of the options should be held until at least one year after the non-executive director leaves the board. In accordance with the Combined Code, the Company sought and received shareholder approval to make certain stock option grants to its non-executive directors and as described above, the Board believes the quantum of options granted to non-executive directors is not so significant to impair their independence.

•    Certain non-executive directors, namely Mr. David Bonderman, Mr. James Osborne, Mr. Kyran McLaughlin, Mr. Michael Horgan and Mr. Paolo Pietrogrande, have each served more than nine years on the Board without being offered for annual re-election. As described further above, given the other significant commercial and professional commitments of these non-executive directors, and taking into account that their independence is considered annually by the Board, the Board does not consider their independence to be impaired in this regard.

On behalf of the Board

D. Bonderman                       M. O' Leary

Chairman                               Chief Executive

July 25, 2011

REPORT OF THE REMUNERATION COMMITTEE ON DIRECTORS' REMUNERATION

The Remuneration Committee

Details of the Remuneration Committee are set out within the Corporate Governance Statement on page 17 of the Annual Report.

The role and responsibilities of the Remuneration Committee are set out in its written terms of reference, which are available on the Company's website www.ryanair.com.

All members of the Remuneration Committee have access to the advice of the Chief Executive and may, in the furtherance of their duties, obtain independent professional advice at the Company's expense.

Remuneration Policy

The remuneration policy of the Company is to ensure that the executive director and the senior key management team are rewarded competitively, having regard to the comparative marketplace in Ireland and the United Kingdom, in order to ensure that they are properly motivated to perform in the best interests of the shareholders. Details of the total remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) are set out in Note 27 of the consolidated Financial Statements.

Non-Executive Directors

Details of the remuneration paid to non- executive directors are set out in Note 19(b) to the consolidated Financial Statements.

Directors can only be appointed following selection by the Nomination Committee and approval by the Board and must be elected by the shareholders at the Annual General Meeting following their appointment. Ryanair's Articles of Association require that all directors retire after a fixed period not exceeding three years. Directors can then offer themselves for re-election at the Company's Annual General Meeting.

None of the non-executive Directors hold a service agreement with the Company that provides for benefits upon termination.

Executive Director

The Chief Executive of the Company is the only executive director on the Board. Details of the remuneration paid to the Chief Executive are set out in Note 19(a) to the consolidated Financial Statements.

The Company entered into an employment agreement with the Chief Executive on July 1, 2002 for a one year period to June 30, 2003. Thereafter, the agreement continues for successive annual periods but may be terminated with 12 months notice by either party. This employment agreement does not contain provisions providing for compensation on its termination.

Performance Related Bonuses

The Chief Executive and the key management team of the Company are eligible for a performance bonus and other bonuses dependent upon the achievement of certain financial targets.

Share Options

Details of the share options granted to executive and non-executive directors are set forth in Note 19(d) to the consolidated Financial Statements.

Details of employee share option plans are set forth in Note 15(c) to the consolidated Financial Statements.

Directors Pension Benefits

Details of the Chief Executive's pension benefits are set forth in Note 19(c) to the consolidated Financial Statements.

Directors Shareholdings

The interests of each Director, that held office at the end of fiscal 2011, in the share capital of the Company are set forth in Note 19(d) to the consolidated Financial Statements.

 Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and Company financial statements for each financial year.  Under that law, the directors are required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts, 1963 to 2009. In preparing the consolidated financial statements the directors have also elected to comply with IFRSs as issued by the International Accounting Standards Board (IASB).

The consolidated and Company financial statements are required by law and IFRSs as adopted by the EU, to present fairly the financial position of the Group and the Company and the performance of the Group.  The Companies Acts, 1963 to 2009 provide in relation to such financial statements that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the consolidated and Company financial statements, the directors are required to:

• select suitable accounting policies and then apply them consistently;

• make judgements and estimates that are reasonable and prudent;

• state that the financial statements comply with IFRSs as adopted by the EU as applied in accordance with the Companies Acts, 1963 to 2009 and IFRSs as issued by the IASB; and

• prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and Company and a responsibility statement relating to those and other matters, included below.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2009 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation.  They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance of integrity of the corporate and financial information included on the Company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on pages 94 and 95 of the Annual Report confirm that, to the best of their knowledge and belief:

•      the consolidated financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities and financial position of the Group at March 31, 2011 and of its profit for the year then ended;

•      the Company financial statements, prepared in accordance with IFRSs as adopted by the EU, as applied in accordance with the Companies Acts, 1963 to 2009, give a true and fair view of the assets, liabilities and financial position of the Company at March 31, 2011, and

•      the Directors' Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face.

Also, as explained in Note 1 on page 133 of the consolidated financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, has also prepared its consolidated financial statements in compliance with IFRSs as issued by the IASB.  The directors confirm that to the best of their knowledge and belief these consolidated financial statements give a true and fair view of the assets, liabilities and financial position of the Group at March 31, 2011 and of its profit for the year then ended.

On behalf of the board

D. Bonderman                                                   M. O'Leary

Chairman                                                          Chief Executive

July 25, 2011

Independent Auditor's Report to the members of Ryanair Holdings plc

We have audited the consolidated and Company financial statements ("financial statements") of Ryanair Holdings plc for the year ended March 31, 2011, which comprise the consolidated and Company balance sheets, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and Company statements of changes in shareholders' equity, the consolidated and Company statements of cash flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990 and in respect of the separate opinion in relation to International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), on terms that have been agreed. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and in respect of the separate opinion in relation to IFRSs, as issued by the IASB, those matters that we have agreed to state to them in our report, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and IFRSs as adopted by the European Union (EU), and their separate responsibilities for electing to prepare the consolidated financial statements in accordance with IFRSs as issued by the IASB, are set out in the Statement of Directors Responsibilities on pages 27 to 28.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to: whether the financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU and as issued by the IASB and, have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and, in the case of the consolidated financial statements, Article 4 of the IAS Regulation.

We also report to you, whether, in our opinion; proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company under Section 40(1) of the Companies (Amendment) Act, 1983; and whether the information given in the Directors' Report is consistent with the financial statements.  In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and transactions is not disclosed and, where practicable, include such information in our report.

We are required by law to report to you our opinion as to whether the description of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated group financial statements, set out in the annual Corporate Governance Statement is consistent with the consolidated financial statements. In addition, we review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2008 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's and Chief Executive's Reports; the Corporate Governance Report; the Operating and Financial Review; Principle Risks and Uncertainties; Critical Accounting Policies; Directors, Senior Management and Employees; Major Shareholders and Related Parties; and the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Accounting (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•    the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of affairs of the Group as at March 31, 2011 and of its profit for the year then ended;

•    the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, as applied in accordance with the provisions of the Companies Acts, 1963 to 2009 of the state of affairs of the Company as at March 31, 2011;

• the consolidated financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation; and

• The Company financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

Other matters

As explained in Note 1 on page 133 of the consolidated financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, has also prepared its consolidated financial statements in compliance with IFRSs as issued by the IASB. In our opinion, the consolidated financial statements give a true and fair view, in accordance with IFRSs as issued by the IASB, of the state of the Group's affairs as at March 31, 2011 and of its profit for the year then ended.

We have obtained all the information and explanations which we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors' Report and the description in the annual corporate governance statement of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated group financial statements is consistent with the financial statements.

The net assets of the Company as stated in the Company balance sheet on page 184 are more than half of the amount of its called up share capital, and, in our opinion, on that basis, there did not exist at March 31, 2011, a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Chartered Accountants

Registered Auditor,

Dublin, Ireland,

July 25, 2011

Presentation of Financial and Certain Other Information

As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term "Ryanair" refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term "fiscal year" refers to the 12-month period ended on March 31 of the quoted year. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pound sterling," "U.K. £" and "£" are to the currency of the U.K. and references to "€," "euro," "euros" and "euro cent" are to the euro, the common currency of seventeen member states of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See "Item 4. Information on the Company-Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company's consolidated financial statements and the selected IFRS financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as at March 31, 2011 (collectively referred to as "IFRS" throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.4183, or $1.00 = €0.7051, the official rate published by the U.S. Federal Reserve Board in its weekly "H.10" release (the "Federal Reserve Rate") on March 31, 2011. The Federal Reserve Rate for euro on July 15, 2011 was €1.00 = $1.4156 or $1.00 = €0.7064. See "Item 3. Key Information-Exchange Rates" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosure About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend," and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the "SEC") may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectations as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, flight interruptions caused by volcanic ash emissions or other atmospheric disruptions, and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DETAILED INDEX
    Page

PART I

PART II

PART III

Item 17. Financial Statements....................................................................................................................................... 127

Item 18. Financial Statements....................................................................................................................................... 127

Item 1. Identity of Directors, Senior Management and Advisers

                Not applicable.

Item 2. Offer Statistics and Expected Timetable

                Not applicable.

Item 3. Key Information

THE COMPANY

Ryanair operates a low-fares, scheduled passenger airline serving short-haul, point-to-point routes largely in Europe from its 45 bases in airports across Europe, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases."  For a list of these bases, see "Item 4. Information on the Company-Route System, Scheduling and Fares."  Ryanair pioneered the low-fares operating model in Europe in the early 1990s. As of June 30, 2011, the Company offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe, with an operating fleet of 272 aircraft flying approximately 1,300 routes. The Company also holds a 29.8% interest in Aer Lingus, which it has acquired through market purchases following Aer Lingus' partial privatization in 2006. The European Commission prohibited Ryanair's 2006 offer for Aer Lingus and Ryanair filed an appeal with the European Court of First Instance ("CFI"). On July 6, 2010, the CFI upheld the Commission's decision. For additional information, see "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Matters Related to Investment in Aer Lingus." A detailed description of the Company's business can be found in "Item 4. Information on the Company."

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company's selected consolidated financial information as of and for the periods indicated, presented in accordance with IFRS. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18; and (ii) "Item 5. Operating and Financial Review and Prospects."

Income Statement Data:

	Fiscal year ended March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions, except per-Ordinary Share data)
Total operating revenues...................	$5,147.7	€3,629.5	€2,988.1	€2,942.0	€2,713.8	€2,236.9
Total operating expenses...................	(4,455.3)	(3,141.3)	(2,586.0)	(2,849.4)	(2,176.7)	(1,765.2)
Operating income................................	692.4	488.2	402.1	92.6	537.1	471.7
Net interest (expense) income...........	(94.6)	(66.7)	(48.6)	(55.0)	(13.2)	(19.9)
Other non-operating (expense) income	(0.9)	(0.6)	(12.5)	(218.1)	(85.0)	(0.8)
Profit (loss) before taxation...............	597.0	420.9	341.0	(180.5)	438.9	451.0
Taxation................................................	(65.7)	(46.3)	(35.7)	11.3	(48.2)	(15.4)
Profit (loss) after taxation...................	$531.3	€374.6	€305.3	€(169.2)	€390.7	€435.6
Ryanair Holdings basic earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)......................	$35.8	25.21	20.68	(11.44)	25.84	28.20
Ryanair Holdings diluted earnings (loss) per Ordinary Share (U.S. cents)/(euro cent)(b)......................	$35.7	25.14	20.60	(11.44)	25.62	27.97
Ryanair Holdings dividend paid per Ordinary Share (U.S. cents)/(euro cent)..................................................	$47.6	33.57	n/a	n/a	n/a	n/a

Balance Sheet Data:

	As of March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions)
Cash and cash equivalents................	$2,876.7	€2,028.3	€1,477.9	€1,583.2	€1,470.8	€1,346.4
Total assets..........................................	$12,191.7	€8,596.0	€7,563.4	€6,387.9	€6,327.6	€5,763.7
Long-term debt, including capital lease obligations..............................	$5,175.9	€3,649.4	€2,956.2	€2,398.4	€2,266.5	€1,862.1
Shareholders' equity...........................	$4,189.5	€2,953.9	€2,848.6	€2,425.1	€2,502.2	€2,539.8
Issued share capital............................	$13.5	€9.5	€9.4	€9.4	€9.5	€9.8
Weighted Average Number of Ordinary Shares...............................		1,485.7	1,476.4	1,478.5	1,512.0	1,544.5

Cash Flow Statement Data:

	Fiscal year ended March 31,
	2011(a)	2011	2010	2009	2008	2007
	(in millions)
Net cash inflow from operating activities	$1,115.2	€786.3	€871.5	€413.2	€703.9	€900.8
Net cash (outflow) from investing activities...................................................	$(672.3)	€(474.0)	€(1,549.1)	€(388.3)	€(692.3)	€(1,189.0)
Net cash inflow from financing activities	$337.7	€238.1	€572.3	€87.5	€112.8	€195.6
Increase (decrease) in cash and cash equivalents..............................................	$780.6	€550.4	€(105.3)	€112.4	€124.4	(€92.6)

______________
(a) Dollar amounts are translated from euro solely for convenience at the Federal Reserve Rate on March 31, 2011, of €1.00 = $1.4183 or $1.00 = €0.7051.

(b) All per-Ordinary Share amounts have been adjusted to reflect the 2-for-1 split of Ordinary Shares (and ADRs) that occurred on February 26, 2007. For additional information, see "Item 10. Additional Information-Description of Capital Stock."

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information concerning the exchange rate between: (i) the U.S. dollar and the euro; (ii) the U.K. pound sterling and the euro; and (iii) the U.K. pound sterling and the U.S. dollar. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its consolidated financial statements included in Item 18. No representation is made that any of such currencies could have been, or could be, converted into any other of such currencies at such rates or at any other rate.

U.S. dollars per €1.00(a)
Year ended December 31,	End of Period	Average (b)	Low	High

2006.........................................................................................................	1.319	1.256	-	-
2007.........................................................................................................	1.458	1.371	-	-
2008.........................................................................................................	1.395	1.471	-	-
2009.........................................................................................................	1.433	1.394	-	-
2010.........................................................................................................	1.336	1.326	-	-

Month ended
January 31, 2011....................................................................................	-	-	1.292	1.370
February 28, 2011..................................................................................	-	-	1.349	1.382
March 31, 2011......................................................................................	-	-	1.380	1.422
April 30, 2011.........................................................................................	-	-	1.421	1.482
May 31, 2011..........................................................................................	-	-	1.404	1.487
June 30, 2011..........................................................................................	-	-	1.416	1.468
Period ended July 15, 2011..................................................................	-	-	1.401	1.451

U.K. pounds sterling per €1.00(c)
Year ended December 31,	End of Period	Average (b)	Low	High

2006.........................................................................................................	0.674	0.682	-	-
2007.........................................................................................................	0.735	0.685	-	-
2008.........................................................................................................	0.957	0.797	-	-
2009.........................................................................................................	0.887	0.891	-	-
2010.........................................................................................................	0.857	0.858	-	-
Month ended
January 31, 2011....................................................................................	-	-	0.830	0.863
February 28, 2011..................................................................................	-	-	0.837	0.856
March 31, 2011......................................................................................	-	-	0.848	0.883
April 30, 2011.........................................................................................	-	-	0.873	0.890
May 31, 2011..........................................................................................	-	-	0.863	0.899
June 30, 2011..........................................................................................	-	-	0.877	0.903
Period ended July 15, 2011..................................................................	-	-	0.876	0.903

U.K. pounds sterling per U.S.$1.00(d)
Year ended December 31,	End of Period	Average (b)	Low	High

2006.....................................................................................................................................	0.511	0.543	-	-
2007.....................................................................................................................................	0.504	0.500	-	-
2008.....................................................................................................................................	0.686	0.546	-	-
2009.................................................................................................................	0.627	0.641	-	-
2010.....................................................................................................................................	0.641	0.647	-	-
Month ended
January 31, 2011............................................................................................	-	-	0.623	0.645
February 28, 2011..........................................................................................	-	-	0.615	0.624
March 31, 2011..............................................................................................	-	-	0.610	0.625
April 30, 2011.................................................................................................	-	-	0.598	0.620
May 31, 2011..................................................................................................	-	-	0.599	0.621
June 30, 2011..................................................................................................	-	-	0.608	0.626
Period ended July 15, 2011..........................................................................	-	-	0.619	0.628
______________
(a) Based on the Federal Reserve Rate for euro.

(b) The average of the relevant exchange rates on the last business day of each month during the relevant period.

(c) Based on the composite exchange rate as quoted at 5 p.m., New York time, by Bloomberg.

(d) Based on the Federal Reserve Rate for U.K. pounds sterling.

As of July 15, 2011, the exchange rate between the U.S. dollar and the euro was €1.00 = $1.4156, or $1.00 = €0.7064; the exchange rate between the U.K. pound sterling and the euro was U.K. £1.00 = €1.1413, or €1.00 = U.K. £0.8762; and the exchange rate between the U.K. pound sterling and the U.S. dollar was U.K. £1.00 = $1.6149, or $1.00 = U.K. £0.6192. For a discussion of the impact of exchange rate fluctuations on the Company's results of operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company's consolidated financial statements prepared in accordance with IFRS and certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

Fiscal Year ended March 31,
Operating Data:	2011	2010	2009	2008

Average Yield per Revenue Passenger Mile ("RPM") (€)..	0.053	0.052	0.060	0.065
Average Yield per Available Seat Miles ("ASM") (€)..........	0.045	0.043	0.050	0.054
Average Fuel Cost per U.S. Gallon (€)..................................	1.756	1.515	2.351	1.674

Cost per ASM ("CASM") (€)...	0.049	0.047	0.058	0.051

Operating Margin.......................	14%	13%	5%	20%

Break-even Load Factor............	72%	73%	79%	67%

Average Booked Passenger Fare (€)......................................	39.24	34.95	40.02	43.70
Ancillary Revenue per Booked Passenger (€)........................... ...................................................	11.12	9.98	10.21	9.58

	Fiscal Year ended March 31,
Other Data:	2011	2010	2009	2008

Revenue Passengers Booked	72,062,659	66,503,999	58,565,663	50,931,723

Revenue Passenger Miles......	53,256,894,035	44,841,072,500	39,202,293,374	34,452,733,067
Available Seat Miles...............	63,358,255,401	53,469,635,740	47,102,503,388	41,342,195,458
Booked Passenger Load Factor.....................................	83%	82%	81%	82%
Average Length of Passenger Haul (miles)...........................	727	661	654	662
Sectors Flown..........................	463,460	427,900	380,915	330,598
Number of Airports Served at Period End.............................	158	153	143	147
Average Daily Flight Hour Utilization (hours)................	8.36	8.89	9.59	9.87
Personnel at Period End.........	8,560	7,168	6,616	5,920
Personnel per Aircraft at Period End ............................	31	31	36	36
Booked Passengers per Personnel at Period End......	8,418	9,253	8,852	8,603
______________

RISK FACTORS

Risks Related to the Company

Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood of Adverse Impact to the Company's Profitability. Jet fuel costs are subject to wide fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. For example, although they declined in the 2010 fiscal year, oil prices increased substantially in fiscal years 2009 and 2011. These increases had a significant impact on Ryanair's costs, and the fiscal year 2009 increase contributed to the decline in profit before exceptional items recorded in the 2009 fiscal year. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a more selective basis. As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter. Because of the limited nature of its hedging program, the Company is exposed to risks arising from fluctuations in the price of fuel, especially in light of the recent volatility. Any new increase in fuel costs could have a material adverse effect on the Company's financial condition and results of operations. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro. As of July 22, 2011, Ryanair had hedged 75% of its forecasted fuel-related dollar purchases against the euro at a rate of $1.38 per euro for the period to December 31, 2012, without, however, having entered into any material hedging arrangements with respect to periods thereafter. See "-The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs" below.

No assurances whatsoever can be given about trends in fuel prices, and average fuel prices for the 2012 fiscal year or for future years may be significantly higher than current prices. Management estimates that every $10.00 movement in the price of a metric ton of jet fuel will impact Ryanair's costs by approximately €1.5 million, taking into account Ryanair's hedging program for the 2012 fiscal year. There can be no assurance, however, in this regard, and the impact of fuel prices on Ryanair's operating results may be more pronounced. There also cannot be any assurance that Ryanair's current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices alone or in combination with other factors. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging." Because of Ryanair's low fares and its no-fuel-surcharges policy, as well as the Company's expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. Moreover, the anticipated expansion of Ryanair's fleet will result in an increase, in absolute terms, in Ryanair's aggregate fuel costs.

Based upon Ryanair's fuel consumption for the 2011 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.5 million in the Company's annual fuel costs. Ryanair's fuel costs in the 2011 fiscal year, after giving effect to the Company's fuel hedging activities, increased by approximately 37% from the comparable period ended March 31, 2010, to €1,227.0 million, primarily due to higher market prices per metric ton and growth of the airline. Ryanair estimates that its fuel costs would have been approximately €1,275.1 million in the 2011 fiscal year, as compared to €916.6 million in the 2010 fiscal year, had Ryanair not had any fuel hedging arrangements in place in either fiscal year.

Ryanair Has Decided to Seasonally Ground Aircraft. In recent years, in response to an operating environment characterized by high fuel prices, typically lower winter yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March). In the winter of 2010-11, Ryanair grounded approximately 40 aircraft and the Company announced in May 2011 that it intends to ground up to 80 aircraft during the coming winter. As a result, while the Company still expects to grow passenger traffic during fiscal 2012 as a whole, it expects that its passenger volumes during the winter months of 2011-12 will be lower than those recorded during the winter months of 2010-11, which could have a negative impact on its results of operations and/or financial condition.

Ryanair's adoption of the policy of seasonally grounding aircraft presents some risks. While the Company seeks to implement its seasonal grounding policy in a way that will allow it to avoid suffering losses by operating flights to high cost airports at low winter yields, there can be no assurance that this strategy will be successful. Additionally, the Company's growth has been largely dependent on increasing capacity, and decreasing capacity may affect the overall future growth of the Company. Further, while seasonal grounding does reduce the Company's variable operating costs, it does not avoid aircraft ownership costs, and it also decreases Ryanair's potential to earn ancillary revenues. Decreasing the number and frequency of flights may also negatively affect the Company's labor relations, including its ability to attract flight personnel interested in full-time employment. Such risks could lead to negative effects on the Company's financial condition and/or results of operations.

The Company May Not Be Successful in Reducing Business Costs to Offset Reduced Fares. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. The Company has limited control over its fuel costs and already has comparatively low other operating costs. In periods of high fuel costs, if the Company is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. The Company cannot offer any assurances regarding its future profitability. See "-The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment" below and "-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Additional Losses" above.

The Company is Subject to Legal Proceedings Alleging State Aid at Certain Airports. Formal investigations are ongoing by the European Commission into Ryanair's agreements with the Lübeck, Schönefeld, Tampere, Alghero, Pau, Aarhus and Frankfurt (Hahn) airports. The investigations seek to determine whether the arrangements constitute illegal state aid. In addition to the European Commission investigations, Ryanair is facing allegations that it has benefited from unlawful state aid in a number of court cases, including in relation to its arrangements with Frankfurt (Hahn) and Lubeck airports. Adverse rulings in these matters could be used as precedents by competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair's overall growth strategy due to the smaller number of privately owned airports available for development.

No assurance can be given as to the outcome of legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operation or financial condition of the Company. For additional information, please see "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout the route network. Airlines compete primarily with respect to fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain of Ryanair's competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments. In addition, the EU-U.S. Open Skies Agreement, which entered into effect in March 2008, allows U.S. carriers to offer services in the intra-EU market, which should eventually result in increased competition. See "Item 4. Information on the Company-Government Regulation-Liberalization of the EU Air Transportation Market."

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model. Increased price competition and the resulting lower fares, combined with continuous increases in the Company's capacity in recent years (including an increase of approximately 8% during the 2011 fiscal year) have combined to put downward pressure on the Company's yields. Although Ryanair's Yield per Available Seat Mile ("YASM") increased by approximately 3% in the 2011 fiscal year, it decreased by approximately 13% in the 2010 fiscal year, and there can be no assurance that it will not decrease in future periods.

Although Ryanair intends to compete vigorously and to assert its rights against any predatory pricing or other conduct, price competition among airlines could reduce the level of fares or passenger traffic on the Company's routes to the point where profitability may not be achievable.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travellers seek substitutes for air travel.

The Company Will Incur Significant Costs Acquiring New Aircraft and Any Instability in the Credit and Capital Markets Could Negatively Impact Ryanair's Ability to Obtain Financing on Acceptable Terms. Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft.

Ryanair expects to have 294 aircraft in its fleet by March 31, 2012. With the Company's current orders for aircraft it is obligated to buy (i.e., "firm" orders) under its contracts with The Boeing Company ("Boeing"), the Company expects to increase the size of its fleet to as many as 299 Boeing 737-800 aircraft by March 2013 (assuming that planned disposals of aircraft and returns of leased aircraft are completed on schedule). For additional information on the Company's aircraft fleet and expansion plans, see "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources." There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company's business, results of operations, and financial condition.

Ryanair plans to finance its purchases of firm-order aircraft through a combination of bank loans, operating and finance leases - including via sale-and-leaseback transactions - and cash flow generated from the Company's operations. As in the past, Ryanair expects much of its financing to be supported by guarantees granted by the Export-Import Bank of the United States ("Ex-Im Bank"). Nonetheless, due to the general deterioration in the availability of bank credit facilities in recent years, no assurance can be given that sufficient financing will be available to Ryanair or that the terms of any such financing will be favorable. Any inability of the Company to obtain financing for new aircraft on reasonable terms could have a material adverse effect on its business, results of operations, and financial condition.

In addition, the financing of new and existing Boeing 737-800 aircraft has already and will continue to significantly increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. Furthermore, Ryanair's ability to draw down funds under its existing bank-loan facilities to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties to such bank loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. The Company currently has arranged a sale and leaseback transaction for five aircraft to be delivered in the period between the date hereof and March 2012. For additional details on Ryanair's financings, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

Ryanair has also entered into significant derivative transactions intended to hedge its current aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

The Company's Rapid Growth May Expose It to Risks. Ryanair's operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. See "Item 5. Operating and Financial Review and Prospects—History." During the 2011 fiscal year, Ryanair announced 328 new routes across its network and intends to continue to expand its fleet and add new destinations and additional flights, which are expected to increase Ryanair's booked passenger volumes in the 2012 fiscal year to approximately 75 million passengers, an increase of approximately 4% over the approximately 72.1 million passengers booked in the 2011 fiscal year. However, no assurance can be given that this target will in fact be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled aircraft purchases and related debt) could be materially adversely affected. See "-Risks Related to the Airline Industry-Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations."

The expansion of Ryanair's fleet and operations, in addition to other factors, may also strain existing management resources and related operational, financial, management information, and information technology systems, including Ryanair's Internet-based reservation system, to the point that they may no longer be adequate to support Ryanair's operations. This would require Ryanair to make significant additional expenditures. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may adversely affect Ryanair's ability to achieve growth plans and sustain or increase its profitability.

Ryanair's New Routes and Expanded Operations may have an Adverse Financial Impact on its Results. Currently, a substantial number of carriers operate routes that compete with Ryanair's, and the Company expects to face further intense competition. See "Item 4. Information on the Company-Industry Overview—European Market."

When Ryanair commences new routes, its load factors initially tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on the Company's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the periods that they are in effect. See "Item 4. Information on the Company-Route System, Scheduling and Fares." Ryanair expects to have other substantial cash needs as it expands, including as regards the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of additional Boeing 737-800s. There can be no assurance that the Company will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. Further volcanic ash emissions, similar to those experienced in April and May 2010, could make consumers less willing and/or able to travel and impact the launch of new routes or bases. See "-Risks Related to the Airline Industry-Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations." See also "-The Company Will Incur Significant Costs Acquiring New Aircraft and the Continued Instability in the Credit and Capital Markets Could Negatively Impact Ryanair's Ability to Obtain Financing on Acceptable Terms."

Ryanair's Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase. Airline traffic at certain European airports is regulated by a system of grandfathered "slot" allocations. Each slot represents authorization to take-off and land at the particular airport during a specified time period. Although the majority of Ryanair's bases currently have no slot allocations, traffic at a minority of the airports Ryanair serves, including its primary bases, is currently regulated through slot allocations. Applicable EU regulations appear to prohibit the buying or selling of slots for cash, although media reports indicate that the buying and selling of slots may have occurred at certain airports in Europe. Regardless of any such sales, there can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-controlled airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot bases, or the other non-slot airports Ryanair serves, will continue to operate without slot allocations in the future. See "Item 4. Information on the Company-Government Regulation-Slots." Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to, or increase service at, such airports.

Ryanair's future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's low-fares strategy. Any condition that denies, limits, or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. For example, in March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. For additional information see "Item 4. Information on the Company-Airport Operations-Airport Charges." See also "-The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports."

The Company's Acquisition of 29.8% of Aer Lingus and Subsequent Failure to Conclude a Complete Acquisition of Aer Lingus Could Expose the Company to Risk. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company's shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds.

 The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, "Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake." In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. This decision has been affirmed on appeal. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares.

The United Kingdom's Office of Fair Trading ("OFT") wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair's minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT's investigation is time-barred. Ryanair maintains that the OFT had and missed the opportunity to investigate Ryanair's minority stake within four months from the European Commission's June 2007 decision to prohibit Ryanair's takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair's appeal against the OFT's decision that its investigation is not time barred. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares. For more information, see "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Matters Related to Investment in Aer Lingus."

During the 2010 fiscal year, Ryanair recorded an impairment charge recognized in the income statement of €13.5 million on its Aer Lingus shareholding reflecting a decline in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income within equity. The subsequent decrease in the Aer Lingus share price from €0.73 at March 31, 2010 to €0.72 at March 31, 2011 resulted in a loss of €2.2 million, which was recognized through other comprehensive income within equity.

Deteriorations in conditions in the airline industry affect the Company not only directly, but also indirectly, because the value of its stake in Aer Lingus fluctuates with the share price. However, as the value of the Company's stake in Aer Lingus has already been written down to just €79.7 million (the equivalent of €0.50 per share as of June 30, 2009), the potential for future write-downs of that asset is currently limited to that amount.

Labor Relations Could Expose the Company to Risk. A variety of factors, including, but not limited to, the Company's historical and current level of profitability and its seasonal grounding policy may make it difficult for Ryanair to avoid increases to its base salary levels and employee productivity payments. Consequently, there can be no assurance that Ryanair's existing employee compensation arrangements may not be subject to change or modification at any time. The Company agreed to provide a company-wide pay increase of up to 2% on basic pay for certain employees, effective April 1, 2011. In addition, the Company will eliminate any positions that may be identified as redundant. These steps may lead to a deterioration in labor relations in the Company and could impact the Company's business or results of operations. The Company also operates in certain jurisdictions with above average payroll taxes and employee-related social insurance costs, which could have an impact on the availability and cost of employees in these jurisdictions. Ryanair crew in continental Europe operate on Irish contracts of employment on the basis that those crew work on Irish Territory, (i.e. on board Irish Registered Aircraft). A number of challenges have been initiated by government agencies in a number of countries to the applicability of Irish labor law and Irish social insurance to these contracts, and if Ryanair were forced to concede that Irish jurisdiction did not apply to those crew who operate from continental Europe then it would lead to substantial increase in employer social insurance contributions, salary and pension costs and potentially loss of flexibility if local contracts of employment were imposed.

Ryanair currently conducts collective bargaining negotiations with groups of employees, including its pilots, regarding pay, work practices, and conditions of employment, through collective-bargaining units called "Employee Representation Committees." In the U.K., BALPA unsuccessfully sought to represent Ryanair's U.K.-based pilots in their negotiations with the Company in 2001, at which time an overwhelming majority of those polled rejected BALPA's claim to represent them. On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.'s Central Arbitration Committee ("CAC") to organize a vote on union recognition by Ryanair's pilots in relevant bargaining units, as determined by the CAC, but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions. For additional details, see "Item 6. Directors, Senior Management and Employees-Employees and Labor Relations." Limitations on Ryanair's flexibility in dealing with its employees or the altering of the public's perception of Ryanair generally could have a material adverse effect on the Company's business, operating results, and financial condition.

The Company is Dependent on External Service Providers. Ryanair currently assigns its engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency ("Part 145"). The Company also assigns its passenger, aircraft and ground handling services at airports other than Dublin and certain airports in Spain and the Canary Islands to established external service providers. See "Item 4. Information on the Company-Maintenance and Repairs-Heavy Maintenance" and "Item 4. Information on the Company-Airport Operations—Airport Handling Services."

The termination or expiration of any of Ryanair's service contracts or any inability to renew them or negotiate replacement contracts with other service providers at comparable rates could have a material adverse effect on the Company's results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Company is Dependent on Key Personnel. The Company's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Chief Executive Officer, and key financial, commercial, operating and maintenance personnel. Mr. O'Leary's current contract may be terminated by either party upon 12 months' notice. See "Item 6. Directors, Senior Management and Employees-Compensation of Directors and Senior Management-Employment Agreements." The Company's success also depends on the ability of its executive officers and other members of senior management to operate and manage effectively, both independently and as a group. Although the Company's employment agreements with Mr. O'Leary and some of its other senior executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon the Company's business, operating results, and financial condition.

The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities. Approximately 99% of Ryanair's flight reservations are made through its website. Although the Company has established a contingency program whereby the website is hosted in three separate locations, each of these locations accesses the same booking engine, located at a single center, in order to make reservations.

A back-up booking engine is available to Ryanair to support its existing platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems, which, in turn, could have a material adverse affect on the Company's operating results or financial condition.

 Since October 1, 2009, all passengers have been required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. See "Item 4. Information on the Company-Reservations/Ryanair.com." The Company has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. The result of this requirement is that Ryanair has reduced airport and handling costs, as a result of the need to have fewer check-in personnel and rented check-in desks. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect the Company's results of operations and financial condition.

The Company Faces Risks Related to Unauthorized Use of Information from the Company's Website. Screenscraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company is involved in a number of legal proceedings against the proprietors of screenscraper websites in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. The Company's objective is to prevent any unauthorized use of its website. The Company has received favorable rulings in Ireland, Germany and The Netherlands. However, pending the outcome of these legal proceedings and if Ryanair were to be unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and consequently in a reduction in the Company's ancillary revenue stream. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper's intermediary fee. This could also adversely affect Ryanair's reputation as a low-fares airline, which could negatively affect the Company's results of operations and financial condition. For additional details, see "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Legal Proceedings Against Internet Ticket Touts."

Irish Corporation Tax Rate Could Rise. The majority of Ryanair's profits are subject to Irish Corporation Tax at a statutory rate of 12.5%. Due to the size and scale of the Irish government's budgetary deficit and the recent "bailout" of the Irish government by a combination of loans from the International Monetary Fund and the European Union, there is a risk that the Irish government could increase Irish Corporation Tax rates above 12.5% in order to repay current or future loans or to increase tax revenues.

At 12.5%, the rate of Irish Corporation Tax is lower than that applied by most of the other European Union member states, and has periodically been subject to critical comment by the governments of other EU member states. Although the Irish government has publicly stated that it will not increase Corporation Tax rates, there can be no assurance that such an increase in Corporation Tax rates will not occur.

In the event that the Irish government increases Corporation Tax rates or changes the basis of calculation of Corporation Tax from the present basis, any such changes would result in Ryanair paying higher corporate taxes and would have an adverse impact on our cash flows, financial position and results of operations.

Risks Related to the Airline Industry

Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations. Between April 15 and April 20, 2010 and May 4 and May 17, 2010, a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano. This closure forced Ryanair to cancel 9,490 flights. In May 2011, there were further periodic closures of parts of the European airspace due to emissions of ash from another Icelandic volcano, which resulted in the cancellation of 96 flights.

Under the terms of Regulation (EC) No. 261/2004, described below, Ryanair has certain duties to passengers whose flights are cancelled. In particular, Ryanair is required to reimburse passengers who have had their flights cancelled for certain reasonable, documented expenses - primarily for accommodation and food. As of the date hereof, the Company is uncertain as to the number of claims it will receive or the amount it will have to reimburse passengers in respect of these claims, (as there is currently no time limitation on claims specified in the Regulation) but the Company expects that the amount will be significant. The Company estimates that the non-recoverable fixed costs associated with the cancellations, the repositioning costs for aircraft, and other costs associated with cancellations, as well as the aforementioned reimbursement claims for the initial 20 days of closure of European aerospace will amount to approximately €1.5 million per day, or approximately €29 million for such periods of closure. The Company has re-accommodated or refunded fares to approximately 1.5 million passengers due to flight cancellations.

Volcanic emissions may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company's financial condition and results of operations. Furthermore, volcanic emissions (whether from current or new sources) or similar atmospheric disturbances and resulting cancellations due to the closure of airports could also have a material adverse affect on the Company's financial performance indirectly, as a consequence of changes in the public's willingness to travel within Europe due to the risk of flight disruptions.

The Airline Industry Is Particularly Sensitive to Changes in Economic Conditions; A Continued Recessionary Environment Would Negatively Impact Ryanair's Result of Operations. Ryanair's operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, high unemployment rates, constrained credit markets and increased business operating costs lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair's ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary environment, combined with austerity measures by European governments, will likely negatively impact Ryanair's operating results. It could also restrict the Company's ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse impact on its financial results. Furthermore, demand for air travel could be impacted by emissions of volcanic ash, as noted above.

The Introduction of Government Taxes on Travel Could Damage Ryanair's Ability to Grow and Could Have a Material Adverse Impact on Operations. The U.K. government levies an Air Passenger Duty (APD) of £12 per passenger. The tax was previously set at £5 per passenger, but it was increased to £10 per passenger in 2007 and £11 in 2009 and subsequently to £12 in 2010. The increase in this tax is thought to have had a negative impact on Ryanair's operating performance, both in terms of average fares paid and growth in passenger volumes. In 2008, the Dutch government introduced a travel tax ranging from €11 on short-haul flights to €45 on long-haul flights (withdrawn with effect from July 1, 2009). On March 30, 2009, the Irish government also introduced a €10 Air Travel Tax on all passengers departing from Irish airports on routes longer than 300 kilometers but subsequently reduced it to €3 on March 30, 2011.

Other governments also have introduced or may introduce similar taxes. See "Item 4. Information on the Company-Airport Operations-Airport Charges." The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the current period of decreased economic activity. The introduction of further government taxes on travel across Europe, could have a material negative impact on Ryanair's results of operations as a result of price-sensitive passengers being less likely to travel.

Any Significant Outbreak of any Airborne Disease, Including Swine Flu or Foot-and-Mouth Disease, Could Significantly Damage Ryanair's Business. Worldwide, there has, from time to time, been substantial publicity in recent years regarding certain potent influenza viruses and other disease epidemics. Publicity of this type may have a negative impact on demand for air travel in Europe. Past outbreaks of SARS, foot-and-mouth disease, avian flu and swine flu have adversely impacted the travel industries, including aviation, in certain regions of the world, including Europe. The Company believes that if any influenza or other pandemic becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse impact on the Company. A severe outbreak of swine flu, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease also may result in European or national authorities imposing restrictions on travel, further damaging Ryanair's business. A serious pandemic could therefore severely disrupt Ryanair's business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair's financial condition and results of operations.

EU Regulation on Passenger Compensation Could Significantly Increase Related Costs. The EU has passed legislation for compensating airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004). This legislation, which came into force on February 17, 2005, imposes fixed levels of compensation to be paid to passengers in the event of cancelled flights. In November 2009, the Court of Justice of the EU in the Sturgeon case decided that provisions of the legislation in relation to compensation are not only applicable to flight cancellations but also to delays of over three hours. However, such provisions, by their terms, do not apply to any cancellation, or any delay over three hours, in circumstances in which the airline is able to prove that such cancellation or delay was caused by extraordinary circumstances, such as weather, air-traffic control delays, or safety issues. The Sturgeon case was referred to the Court of Justice of the European Union for a preliminary ruling from the High Court of Justice (England & Wales), Queen's Bench Division (Administrative Court) on December 24, 2010. The case is still pending. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight. As Ryanair's average flight length is less than 1,500 km - the upper limit for short-haul flights - the amount payable is generally €250 per passenger per occurrence. Passengers subject to long delays (in excess of two hours for short-haul flights) are also entitled to "assistance," including meals, drinks and telephone calls, as well as hotel accommodations if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this legislation, if Ryanair experiences a large number of cancelled flights, which could occur as a result of certain types of events beyond its control. See "-Risks Related to the Airline Industry-Volcanic Ash Emissions Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations."

EU Regulation of Emissions Trading Could Increase Costs. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme ("ETS") with effect from 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical performance and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in order to cover the shortage that will arise in 2012 are not yet known. The Company will be in a position to forecast its carbon credit requirements in respect of 2012 with a greater degree of certainty once the European Commission has published certain figures permitting the calculation of the efficiency benchmark (expected in late 2011). The Company estimates the related cost will be in the region of €20 million in fiscal year 2012 but could increase significantly over the coming years. There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company's business, operating results, and financial condition.

Introduction of New or Increases in Existing Aviation Taxes Could Increase Costs. A number of European states, including the United Kingdom, Ireland, Germany and Austria, currently impose taxes on air travel, often disguised as environmental taxes. Although the Netherlands reduced its aviation tax to zero in 2009 and Ireland announced in May 2011 that it would abolish its Air Travel Tax, due to government budgetary deficits these taxes may be reinstated in their previous or a new form. Further, other state governments or the European Union may introduce aviation taxation. Any such taxes would increase costs and could have a negative impact on demand for air travel. See also "-Environmental Regulation-Aviation Taxes" below.

The Company is Dependent on the Continued Acceptance of Low-fares Airlines. In past years, accidents or other safety-related incidents involving certain low-fares airlines have had a negative impact on the public's acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public's perception of, and confidence in, low-fares airlines like Ryanair, and could have a material adverse effect on the Company's financial condition and results of operations.

Terrorism in the United Kingdom or Elsewhere in Europe Could Have a Material Detrimental Effect on the Company. On August 10, 2006, U.K. security authorities arrested and subsequently charged eight individuals in connection with an alleged plot to attack aircraft operating on transatlantic routes. As a result of these arrests, U.K. authorities introduced increased security measures, which resulted in all passengers being body-searched, and a ban on the transportation in carry-on baggage of certain liquids and gels. The introduction of these measures led to passengers suffering severe delays while passing through these airport security checks. As a result, Ryanair cancelled 279 flights in the days following the incident and refunded a total of €2.7 million in fares to approximately 40,000 passengers. In the days following the arrests, Ryanair also suffered reductions in bookings estimated to have resulted in the loss of approximately €1.9 million of additional revenue. As in the past, the Company reacted to these adverse events by initiating system-wide fare sales to stimulate demand for air travel.

In addition, reservations on Ryanair's flights to London dropped materially for a number of days in the immediate aftermath of the terrorist attacks in London on July 7, 2005. Although the terrorist attack in Glasgow on June 30, 2007 (in which a car filled with explosives was driven into Glasgow's airport) and the failed terrorist attacks in London on July 21, 2005 and June 29, 2007 had no material impact on bookings, there can be no assurance that future such attacks will not affect passenger traffic. In the 2011 fiscal year, 16.2 million passengers were booked on Ryanair's flights into and out of London, representing 22.5% of the total passengers booked on all of the Company's flights in the fiscal year. Future acts of terrorism or significant terrorist threats, particularly in London or other markets that are significant to Ryanair, could have a material adverse effect on the Company's profitability or financial condition should the public's willingness to travel to and from those markets decline as a result. See also "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" below.

The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry. The terrorist attacks on the United States on September 11, 2001, in which four commercial aircraft were hijacked, had a severe negative impact on the international airline industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Although carriers such as Ryanair that operate primarily or exclusively in Europe were generally spared from such material adverse impacts on their businesses, the cost to all commercial airlines of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically after the September 11 attacks. See "Item 4. Information on the Company-Insurance." In addition, Ryanair's insurers have indicated that the scope of the Company's current "act of war"-related insurance may exclude certain types of catastrophic incidents, such as certain forms of biological, chemical or "dirty bomb" attacks. This could result in the Company's seeking alternative coverage, including government insurance or self-insurance, which could lead to further increases in costs. Although Ryanair to date has passed on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so.

Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic may adversely affect the Company. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company. Any further terrorist attacks in the U.S. or in Europe, particularly in London or other markets that are significant to Ryanair, any significant military actions by the United States or EU nations or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results, and financial condition. See also "-Risks Related to the Company-Further Terrorist Attacks in London and Other Destinations Could Have a Detrimental Effect on the Company."

The Company Faces the Risk of Loss and Liability. Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair's aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See "Item 4. Information on the Company-Insurance" for details of this regulation. This regulation increased the potential liability exposure of air carriers such as Ryanair. Although Ryanair has extended its liability insurance to meet the requirements of the regulation, no assurance can be given that other laws, regulations, or policies will not be applied, modified or amended in a manner that has a material adverse effect on Ryanair's business, operating results, and financial condition.

Airline Industry Margins are Subject to Significant Uncertainty. The airline industry is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 39% of total operating expenses in the 2011 fiscal year, management anticipates that this percentage may vary significantly in future years. See "-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Losses" above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance. See "Item 5. Operating and Financial Review and Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "-The Company Faces Significant Price and Other Pressures in a Highly Competitive Environment" above.

 Safety-Related Undertakings Could Affect the Company's Results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related procedures on their aircraft. In recent years, the U.S. Federal Aviation Administration (the "FAA") has required a number of such procedures with regard to Boeing 737-800 aircraft, including checks of rear pressure bulkheads and flight control modules, redesign of the rudder control system, and limitations on certain operating procedures. Ryanair's policy is to implement any such required procedures in accordance with FAA guidance and to perform such procedures in close collaboration with Boeing. To date, all such procedures have been conducted as part of Ryanair's standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair's maintenance expenses. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact the Company's operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance or other costs beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, the Company's business could be materially adversely affected.

Currency Fluctuations Affect the Company's Results. Although the Company is headquartered in Ireland, a significant portion of its operations is conducted in the U.K. Consequently, the Company has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, and some maintenance obligations are denominated in U.S. dollars. The Company's results of operations and financial condition can therefore be significantly affected by fluctuations in the respective values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly subject to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar, between the euro and the U.K. pound sterling, and between the U.K. pound sterling and the U.S. dollar, hedging activities cannot be expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Discussion About Market Risk."

Risks Related to Ownership of the Company's Ordinary Shares or ADRs

EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU Nationals, and the Company Has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings' articles of association (the "Articles") to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level that could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The directors, from time to time, set a "Permitted Maximum" on the number of the Company's Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the directors can take action to safeguard the Company's ability to operate by identifying those shares, American Depositary Shares ("ADSs") or Affected Shares which give rise to the need to take action and treat such shares, the American Depositary Receipts ("ADRs") evidencing such ADSs, or Affected Shares as "Restricted Shares." The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, and speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within as little as 21 days. The directors are also given the power to transfer such shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares, and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair's exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for a detailed discussion of restrictions on share ownership and the current ban on share purchases by non-EU nationals. As of June 30, 2011, EU nationals owned at least 52.7% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares).

Holders of Ordinary Shares are Currently Unable to Convert those Shares into American Depositary Receipts. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the "Depositary"), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also "-EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

The Company's Results of Operations May Fluctuate Significantly. The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See "Item 5. Operating and Financial Review and Prospects-Seasonal Fluctuations." Among the factors causing these variations are the airline industry's sensitivity to general economic conditions, the seasonal nature of air travel, and trends in airlines' costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

The trading price of Ryanair Holdings' Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company's operating results and the operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may adversely affect the market price of the Ordinary Shares and ADRs.

Ryanair Holdings May or May Not Pay Dividends. Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only once declared or paid dividends on its Ordinary Shares. The directors of the Company declared on June 1, 2010 that Ryanair Holdings intended to pay a special dividend of €500 million, and following shareholder approval at its annual general meeting on September 22, 2010 this special dividend was paid on October 1, 2010. The Company also indicated in the same announcement that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval (where required). The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its general practice to date. No assurances can be given that the Company will, or will not, pay dividends. See "Item 8. Financial Information-Other Financial Information-Dividend Policy." As a holding company, Ryanair Holdings does not have any material assets other than the shares of Ryanair.

Item 4. Information on the Company

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Limited. The latter operates a low-fares, scheduled-passenger airline serving short-haul, point-to-point routes between Ireland, the U.K., Continental Europe, and Morocco. Incorporated in 1984, Ryanair Limited began to introduce a low-fares operating model under a new management team in the early 1990s. See "Item 5. Operating and Financial Review and Prospects—History." At June 30, 2011, with its operating fleet of 272 Boeing 737-800 "next generation" aircraft, Ryanair Limited offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe. See "—Route System, Scheduling and Fares—Route System and Scheduling" for more details of Ryanair's route network. See "Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations" for information about the seasonality of Ryanair's business.

Ryanair recorded a profit on ordinary activities after taxation of €374.6 million in the 2011 fiscal year, as compared to a profit on ordinary activities after taxation of €305.3 million in the 2010 fiscal year. This increase was primarily attributable to an increase in revenues of approximately 22% from €2,988.1 million to €3,629.5 million, partially offset by an increase in fuel costs of approximately 37% from €893.9 million to €1,227.0 million. Ryanair generated an average booked passenger load factor of approximately 82.6% and average scheduled passenger revenues of €0.068 per ASM in the 2011 fiscal year. The Company has focused on maintaining low operating costs (€0.049 per ASM in the 2011 fiscal year).

The market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" - Ryanair's history of stimulating significant annual passenger traffic growth on the new routes on which it has commenced service since 1991. For example, on the basis of the "U.K. Airports Annual Statement of Movements, Passengers and Cargo" published by the U.K. Civil Aviation Authority and statistics released by the International Civil Aviation Organization (the "ICAO"), the number of scheduled airline passengers traveling between Dublin and London increased from 1.7 million passengers in 1991 to 3.5 million passengers in the 2010 calendar year. Most international routes Ryanair has begun serving since 1991 have recorded significant traffic growth in the period following Ryanair's commencement of service, with Ryanair capturing the largest portion of such growth on each such route. A variety of factors contributed to this increase in air passenger traffic, including the relative strength of the Irish, U.K., and European economies in past years. However, management believes that the most significant factors driving such growth across all its European routes have been Ryanair's low-fares policy and its superiority to its competitors in terms of flight punctuality, levels of lost baggage, and rates of flight cancellations.

The address of Ryanair Holdings' registered office is: c/o Ryanair Limited, Corporate Head Office, Dublin Airport, County Dublin, Ireland. The Company's contact person regarding this Annual Report is: Howard Millar, Deputy Chief Executive and Chief Financial Officer (same address as above). The telephone number is +353-1-812-1212 and the facsimile number is +353-1-812-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

STRATEGY

Ryanair's objective is to firmly establish itself as Europe's biggest scheduled passenger airline, through continued improvements and expanded offerings of its low-fares service. In the highly challenging current operating environment, Ryanair seeks to offer low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's long-term strategy are:

Low Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travellers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See "-Route System, Scheduling and Fares-Low and Widely Available Fares" below.

Customer Service. Ryanair's strategy is to deliver the best customer service performance in its peer group. According to the data available from the Association of European Airlines ("AEA") and airlines' own published statistics, Ryanair has achieved better punctuality, fewer lost bags, and fewer cancellations than its peer group in Europe. Ryanair achieves this by focusing strongly on the execution of these services and by primarily operating from un-congested airports. Ryanair conducts a daily conference call with Ryanair and airport personnel at each of its base airports, during which the reasons for each "first wave" flight delay and baggage short-shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. Customer satisfaction is also measured by regular online, mystery-passenger and by passenger surveys.

Frequent Point-to-Point Flights on Short-Haul Routes. Ryanair provides frequent point-to-point service on short-haul routes to secondary and regional airports in and around major population centers and travel destinations. In the 2011 fiscal year, Ryanair flew an average route length of 727 miles and an average flight duration of approximately 1.69 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary "frills," like in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing "through service," for connecting passengers, including baggage transfer and transit passenger assistance.

In choosing its routes, Ryanair favors secondary airports with convenient transportation to major population centers and regional airports. Secondary and regional airports are generally less congested than major airports and, as a result, can be expected to provide higher rates of on-time departures, faster turnaround times (the time an aircraft spends at a gate loading and unloading passengers), fewer terminal delays, more competitive airport access, and lower handling costs. Ryanair's "on time" performance record (arrivals within 15 minutes of schedule) for the 2011 fiscal year was 85%. According to the last available comparative data published by the AEA (which relates to the 2008-2009 winter season), Ryanair's "on time" performance record exceeded that of its principal competitors that make such data available, including: Air France (approximately 83%); British Airways (approximately 83%); Iberia (approximately 70%) and Lufthansa (approximately 85%). Aer Lingus and easyJet do not regularly publish punctuality statistics. Easyjet only recently published its statistics for the period January to March 2011, which highlighted that their "on time" performance (arrivals within 15 minutes of schedule) was 81%. Ryanair's "on time" performance was 92% for the equivalent period. Faster turnaround times are a key element in Ryanair's efforts to maximize aircraft utilization. Ryanair's average scheduled turnaround time for the 2011 fiscal year was approximately 25 minutes. Secondary and regional airports also generally do not maintain slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings.

Low Operating Costs.Management believes that Ryanair's operating costs are among the lowest of any European scheduled-passenger airline. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline: (i) aircraft equipment costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

Aircraft Equipment Costs. Ryanair's primary strategy for controlling aircraft acquisition costs is focused on operating a single aircraft type. Ryanair currently operates only "next generation" Boeing 737-800s. Ryanair's continuous acquisition of new Boeing 737-800s has already and is expected to continue to increase the size of its fleet and thus increase its aircraft equipment and related costs (on an aggregate basis). However, the purchase of aircraft from a single manufacturer enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair's contracts with Boeing are very favorable to Ryanair. However, as Ryanair's existing delivery program expires in November 2012, the Company may have to consider other aircraft manufacturers for future deliveries for growth or fleet replacement purposes. See "—Aircraft" below for additional information on Ryanair's fleet.

Personnel Costs. Ryanair endeavors to control its labor costs by seeking to continually improve the productivity of its already highly productive work force. Compensation for employees emphasizes productivity-based pay incentives. These incentives include commissions for onboard sales of products for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants within limits set by industry standards or regulations fixing maximum working hours.

Customer Service Costs. Ryanair has entered into agreements on competitive terms with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Management attempts to obtain competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions and third-party reservation systems costs. Ryanair generates over 99% of its scheduled passenger revenues through direct sales via its website.

Airport Access and Handling Costs. Ryanair attempts to control airport access and service charges by focusing on airports that offer competitive prices. Management believes that Ryanair's record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable contracts with such airports for access to their facilities. Ryanair further endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. In addition, since October 2009, Ryanair has required all passengers to check-in on the Internet. This requirement was instituted to reduce waiting times at airports and speed a passenger's journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet at the time of booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See "Risk Factors-Risks Related to the Company-The Company Faces Risks Related to its Internet Reservations Operations and its Announced Elimination of Airport Check-in Facilities."

Taking Advantage of the Internet. In 2000, Ryanair converted its host reservation system to a new system, which it operates under a hosting agreement with Navitaire that will terminate in 2013. As part of the implementation of the new reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. After the launch of the Internet reservation system, Ryanair heavily promoted its website through newspaper, radio and television advertising. As a result, Internet bookings grew rapidly, and have accounted for over 99% of all reservations over the past several years. In 2008, Ryanair upgraded the reservation system to a more scalable version, which offers more flexibility for future system enhancements and to accommodate the planned growth of Ryanair.

Commitment to Safety and Quality Maintenance. Safety is the primary priority of Ryanair and its management. This commitment begins with the hiring and training of Ryanair's pilots, flight attendants, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European airline industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 26-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair's main bases, but are also performed at other base airports by maintenance contractors approved under the terms of Part 145. Ryanair currently performs heavy airframe maintenance, but contracts with other parties who perform engine overhaul services and rotable repairs. These contractors also provide similar services to a number of other airlines, including British Airways, Finnair and Iberia. Ryanair assigns a Part 145-certified mechanic to oversee engine overhauls performed by other parties.

Enhancement of Operating Results through Ancillary Services. Ryanair distributes accommodation services and travel insurance primarily through its website. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services marketed through Ryanair's website and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable Ryanair to offer camping, hostel, bed-and-breakfast, guesthouse, villa and apartment accommodation to its customers. In addition Ryanair has a contract with the Hertz Corporation ("Hertz"), pursuant to which Hertz handles all car rental services marketed through Ryanair's website or telephone reservation system. Ryanair also sells bus and rail tickets onboard its aircraft and through its website. For both the 2010 and 2011 fiscal years, ancillary services accounted for approximately 22% of Ryanair's total operating revenues. See "-Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2011 Compared with Fiscal Year 2010-Ancillary Revenues" for additional information.

Focused Criteria for Growth.Building on its success in the Ireland-U.K. market and its expansion of service to continental Europe and Morocco, Ryanair intends to follow a manageable growth plan targeting specific markets. Ryanair believes it will have opportunities for continued growth by: (i) initiating additional routes in the EU; (ii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers; (iii) increasing the frequency of service on its existing routes; (iv) starting new domestic routes within individual EU countries; (v) considering acquisition opportunities that may become available in the future; (vi) connecting airports within its existing route network ("triangulation"); (vii) establishing new bases; and (viii) initiating new routes not currently served by any carrier.

During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company thereafter increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company's shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission's decision.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus' short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees, who owned 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. However, as the Company was unable to secure the shareholders' support (to sell their stakes in Aer Lingus to Ryanair), the Company decided on January 28, 2009, to withdraw its offer for Aer Lingus. There has also been litigation regarding an effort by the United Kingdom's Office of Fair Trading to investigate Ryanair's minority stake in Aer Lingus. See "Item 8. Financial Information-Other Financial Information-Legal Proceedings-Matters Related to Investment in Aer Lingus."

Responding to Current Challenges. In recent periods, and with increased effect in the 2009, 2010 and 2011 fiscal years, Ryanair's low-cost, low-fares model has faced substantial pressure due to significantly increased fuel costs and reduced economic growth (or economic contraction) in some of the economies in which it operates. The Company has aimed to meet these challenges by: (i) grounding (up to 80) aircraft during the winter season; (ii) disposing of aircraft (disposals totalled 17 in the 2009 fiscal year, three in the 2010 fiscal year and ten lease hand backs in the 2011 fiscal year); (iii) controlling labor and other costs, including through wage freezes in 2009 and 2010, selective redundancies and the introduction of Internet check-in; and (iv) renegotiating contracts with existing suppliers, airports and handling companies. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Losses" and "-The Company May Not Be Successful in Raising Fares to Offset Increased Business Costs."

 In recent years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair has adopted a policy of grounding a certain portion of its fleet during the winter months (from November to March inclusive). In the winter months of 2010-11, Ryanair grounded approximately 40 aircraft and the Company announced in May 2011 that it intends to ground up to 80 aircraft during the coming winter. As a result, while the Company still expects to grow passenger traffic during fiscal 2012 as a whole, it expects that its passenger volumes during the winter months of 2011-12 will be below those recorded during the winter months of 2010-11. While seasonal grounding does reduce the Company's operating costs, it also decreases Ryanair's potential to record both flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company's labor relations, including its ability to attract flight personnel interested in full-time employment. See "Item 3. Key Information-Risk Factors-Ryanair Has Decided to Seasonally Ground Aircraft."

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of June 30, 2011, the Company offered approximately 1,550 scheduled short-haul flights per day serving approximately 160 airports largely throughout Europe, and flying approximately 1,300 routes. The following table lists Ryanair's bases of operations:

Bases of Operations

Alghero	Dublin	Malta
Alicante	Dusseldorf (Weeze)	Manchester (b)
Barcelona (Girona)	Edinburgh	Milan (Bergamo)
Barcelona (El Prat)	Faro	Nottingham East Midlands
Barcelona (Reus) (a)	Frankfurt (Hahn)	Pescara
Bari	Glasgow (Prestwick)	Pisa
Bologna	Gran Canaria	Porto
Bournemouth	Kaunas	Oslo (Rygge)
Birmingham	Lanzarote	Rome (Ciampino)
Bremen	Leeds Bradford	Seville
Brindisi	Liverpool	Shannon
Bristol	London (Luton)	Stockholm (Skvasta)
Brussels (Charleroi)	London (Stansted)	Tenerife South
Cagliari	Madrid	Trapani
Cork	Malaga	Valencia
______________

(a) On June 29, 2011, Ryanair announced the closure of the Barcelona (Reus) base with effect from October 30, 2011.

(b) On July 12, 2011, Ryanair announced it would open a new base at Manchester with effect from October 2011.

See Note 17, "Analysis of operating revenues and segmental analysis," to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company's revenue.

Management's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals, normally between approximately 6:00 a.m. and 11:00 p.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

During the 2011 fiscal year, Ryanair announced 328 new routes across its network. See "Risk Factors-Risks Related to the Company-Ryanair Has Decided to Seasonally Ground Aircraft."

Low and Widely Available Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are generally non-cancelable and non-refundable and must be paid for at the time of reservation.

Ryanair's discounted fares are "capacity controlled" in that Ryanair allocates a specific number of seats on each flight to each fare category to accommodate projected demand for seats at each fare level leading up to flight time. Ryanair generally makes its lowest fares widely available by allocating a majority of its seat inventory to its lowest fare categories. Management believes that its unrestricted fares as well as its advance-purchase fares are attractive to both business and leisure travellers.

When launching a new route, Ryanair's policy is to price its lowest fare so that it will be significantly lower than other carriers' lowest fares, but still provide a satisfactory operating margin.

Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to always offer the lowest fare on any route it serves. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the periods they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

MARKETING AND ADVERTISING

Ryanair's primary marketing strategy is to emphasize its widely available low fares and price guarantee. In doing so, Ryanair primarily advertises its services in national and regional newspapers, as well as through controversial and topical advertising, press conferences and publicity stunts. Other marketing activities include the distribution of advertising and promotional material and cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people registered in its database to inform them about promotions and special offers via e-mail.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents commissions for their services, as well as reimbursing them for the fees charged by reservation systems-providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly through the Company. Over 99% of such reservations and purchases are made through the website Ryanair.com. Ryanair is therefore not reliant on travel agents. See "-Strategy-Taking Advantage of the Internet" above for additional information.

In 2008, Ryanair upgraded its reservation system in order to facilitate the continued expansion of the airline. The prior reservation system had been approaching its capacity in terms of the total number of passenger transactions processed each year. The upgraded system is much more scalable and will be able to cope with the planned growth of Ryanair. In addition, the new system also gives the Company the ability to offer more enhancements to passengers, as the new platform is far more flexible in terms of future development. Under the agreement with the system-provider, Navitaire, the system serves as Ryanair's core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains a back-up booking engine to support operations in the event of a breakdown in the main system. Over the last several years, Ryanair has introduced a number of Internet-based customer service enhancements such as Internet check-in and priority boarding service. Since October 2009, Ryanair has required Internet check-in for all passengers. These enhancements and changes have been made to reduce waiting time at airports and speed a passenger's journey from arrival at the airport to boarding, as well as significantly reduce airport handling costs. Ryanair has also introduced a checked-bag fee, which is payable on the Internet and is aimed at reducing the number of bags carried by passengers in order to further reduce handling costs. See Item 3. Key Information-Risk Factors-Risks Related to the Company-Ryanair Faces Risks Related to Unauthorized Use of Information from the Company's Website."

AIRCRAFT

Aircraft

As of June 30, 2011, Ryanair's operating fleet was composed of 272 Boeing 737-800 "next generation" aircraft, each having 189 seats. Ryanair's fleet totaled 272 Boeing 737-800s at March 31, 2011. The Company expects to have an operating fleet comprising 294 Boeing 737-800s at March 31, 2012.

Between March 1999 and March, 2011, Ryanair took delivery of 308 new Boeing 737-800 "next generation" aircraft under its contracts with Boeing (and disposed of 36 such aircraft including 10 lease handbacks). The new Boeing 737-800s share certain basic characteristics with Ryanair's prior fleet of Boeing 737-200A aircraft, all of which were retired by December 2005. However, the new aircraft are larger (seating up to 189 passengers, as compared to 130 in the Boeing 737-200As), capable of longer flights without refueling, and incorporate more advanced aviation technology. The Boeing 737-800s also comply with Chapter 3 noise reduction requirements established by the ICAO, which took effect in the EU in 2002.

Ryanair entered into a series of agreements with Boeing for Boeing 737-800 "next generation" aircraft starting in 1998. As of January 2005, 89 firm-order aircraft remained to be delivered under those agreements, and the Company had options to purchase an additional 123 aircraft. On February 24, 2005, the Company announced that it had entered into a new agreement with Boeing for the purchase of a further 70 new Boeing 737-800s as well as purchase options for an additional 70 such aircraft.

Under the terms of the 2005 Boeing contract, while the basic price per aircraft that was applicable under the prior contracts continued to apply to the firm-order aircraft that remained to be delivered and purchase options outstanding thereunder, these firm-order and option aircraft became subject to the commercial and other terms applicable to the firm-order aircraft under the 2005 Boeing contract, including benefiting from more favorable price concessions.

On December 18, 2009, the Company announced that it was unable to conclude negotiations with Boeing in respect of a new agreement for the purchase of 100 new Boeing 737-800 series aircraft (with an option to purchase an additional 100) for delivery during the period 2013 to 2015. Although the Company had reached agreement with Boeing in relation to the aircraft price and delivery dates it was unable to conclude negotiations regarding other terms and conditions. The Company has not entered into any agreement to purchase additional aircraft. However, on June 22, 2011, the Company signed a Memorandum of Understanding with COMAC, a Chinese aircraft manufacturer, to co-operate and work together in relation to the development of a 174-200 seat commercial aircraft.

Ryanair expects to take delivery of an additional 40 aircraft under its contracts with Boeing over the period from June 30, 2011 to March 31, 2013. These deliveries will increase the size of Ryanair's fleet to 299 by March 2013 (assuming that the planned disposal or return (under the terms of an operating lease) of 13 such aircraft is completed on schedule). As of June 30, 2011, Ryanair had either sold to third parties or returned to the relevant lessor 36 Boeing 737-800 aircraft. Depending on market conditions and various other considerations, Ryanair expects to either dispose of 13 more aircraft or return such aircraft to the relevant lessor during the period through March 31, 2014. (The foregoing takes into account an aircraft involved in a bird strike at Rome (Ciampino) airport in November 2008, which has been retained but not repaired and is thus listed as a disposal in the table on page 89, bringing the total number of past and future disposals and/or returns to 49).

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, as well as the terms of the arrangements under which Ryanair currently leases 51 of the aircraft in its operating fleet, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

Management believes that the purchase of the additional new Boeing 737-800 aircraft will allow Ryanair to continue to grow over the next two years. Management also believes that the significant size of its orders allowed Ryanair to obtain favorable purchase terms, guaranteed deliveries, and a standard configuration for all of the aircraft it purchased.

The Boeing 737 is the world's most widely used commercial aircraft and exists in a number of generations, the Boeing 737-800s being the most recent. Management believes that spare parts and cockpit crews qualified to fly these aircraft are likely to be more widely available on favorable terms than similar resources for other types of aircraft. Management believes that its strategy, to date, of having reduced its fleet to one aircraft type enables Ryanair to limit the costs associated with personnel training, the purchase and storage of spare parts, and maintenance. Furthermore this strategy affords Ryanair greater flexibility in the scheduling of crews and equipment. The Boeing 737-800s are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. On July 20, 2011, Boeing announced that it was seeking approval from its Board of Directors to manufacture a variant of the 737 with new, more fuel-efficient engines. This new variant could impact the Company insofar as the residual value of its aircraft could be reduced if this new variant is produced.

At March 31, 2011, the average aircraft age of the Company's Boeing 737-800 fleet was just over 3 years.

Training and Regulatory Compliance

Ryanair currently owns and operates four Boeing 737-800 full flight simulators for pilot training, the first of which was delivered in 2002. The simulators were purchased from CAE Electronics Ltd. of Quebec, Canada ("CAE"). The second simulator was delivered in 2004, while the third and fourth simulators were delivered in the 2008 fiscal year. In September 2006, Ryanair entered into a new contract with CAE to purchase B737NG Level B flight simulators. The first two of these simulators were delivered in the 2009 fiscal year and are now fully operational. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737-800 aircraft and will comply with any regulations or EU directives that may come into effect in the future. However, there can be no assurance that the FAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company's results of operations or financial condition. See "Item 3. Key Information-Risk Factors-Safety-Related Undertakings Could Affect the Company's Results."

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, Internet-related services, and the in-flight sale of beverages, food, and merchandise. See "Item 5. Operating and Financial Review and Prospects-Results of Operations-Fiscal Year 2011 Compared with Fiscal Year 2010-Ancillary Revenues" for additional information.

As part of its non-flight scheduled and Internet-related services Ryanair incentivizes ground service providers at many of the airports it serves to levy correct excess baggage charges for any baggage that exceeds Ryanair's published baggage allowances and to collect these charges in accordance with Ryanair's standard terms and conditions. Excess baggage charges are recorded as non-flight scheduled revenue.

Ryanair primarily distributes accommodation services and travel insurance through its website. For hotel services, Ryanair has a contract with Booking.com, pursuant to which Booking.com handles all aspects of such services marketed through Ryanair's website and pays a fee to Ryanair. Ryanair also has contracts with other accommodation providers that enable Ryanair to offer camping, hostel, bed-and-breakfast, guesthouse, villa and apartment accommodation to its customers. In addition Ryanair has a contract with the Hertz Corporation ("Hertz"), pursuant to which Hertz handles all car rental services marketed through Ryanair's website or telephone reservation system. Ryanair also sells bus and rail tickets onboard its aircraft and through its website.

Ryanair sells gift vouchers on its website. Such gift vouchers are also redeemable online. In May 2009, Ryanair started to offer its passengers the possibility of receiving an SMS (text message) when booking, at a fee of £1 or €1, to inform them of their flight confirmation details.

In April 2009, Ryanair signed a contract with Webloyalty International Ltd, which offers Ryanair's customers who have a UK, German or French billing address a retail discount and cash-back program. In February 2009, Ryanair introduced Google Adsense to its search results pages in order to monetize the traffic levels that those pages generate. In March 2009, Ryanair expanded further into the area of third-party Internet advertising with the introduction of third-party display advertising on the homepages on its website.

Ryanair has entered into agreements pursuant to which the Company promotes Ryanair-branded credit cards issued by MBNA, GE Money and Banco Santander onboard its aircraft and on its Internet site. The MBNA agreement relates to Irish residents only, the GE Money agreement relates to Swedish and Polish residents only and the Banco Santander agreement relates to UK residents only. Ryanair generates revenue from MBNA, GE Capital and Banco Santander on the basis of the number of cards issued and the revenues generated through the use of the credit cards.

Ryanair has recently rolled out handheld Electronic Point of Sale ("EPOS") devices across its route network. These EPOS devices replace the existing manual and paper based systems on board the aircraft. The EPOS device enables cabin crew to sell and record their on-board sales transactions more efficiently and generate vastly improved management sales reporting. The device also issues bus and rail tickets and tickets for tourist attractions and will replace the existing manual ticket systems.

Ryanair is currently, on a trial basis, offering reserved seating in twenty-one extra legroom seats on each aircraft for a fee on certain routes. If the trial is successful the Company may extend the reserved seating offering to more of its route network.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of maintenance, training or quality control.

Ryanair's quality assurance department deals with oversight of all maintenance activities in accordance with Part 145. The European Aviation Safety Agency ("EASA"), which established Part 145, came into being on September 28, 2003, through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority ("JAA") requirements. See "—Government Regulation—Regulatory Authorities."

Ryanair is itself an EASA Part 145-approved maintenance contractor and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain checks on its aircraft, including pre-flight, daily, and transit checks at some of its bases, as well as A-checks at its Dublin, London (Stansted), Glasgow (Prestwick) and Bremen facilities. Ryanair expects to commence A-checks at its facility in Frankfurt (Hahn) from September 2011. Since December 2003, Ryanair has operated a two-bay hangar facility at its base at Glasgow (Prestwick) in Scotland, where it carries out both A-checks and C-checks on the fleet of Boeing 737-800 aircraft. The facility performs two C-checks per week, enabling Ryanair to perform most of the heavy maintenance that is currently required on its Boeing 737-800 fleet in-house. Ryanair has recently completed the construction of a new three-bay maintenance hangar at Glasgow (Prestwick) airport which can perform up to an additional three C checks per week.

Ryanair opened a five-bay hangar and stores facility at its London (Stansted) airport base in October 2008 to allow Ryanair to carry out additional line maintenance on its expanding fleet. This facility also incorporates two flight simulator devices with space and provisions for two more, together with a cabin crew trainer and associated training rooms. Ryanair has just completed the building of a separate training facility adjacent to the hangar to accommodate a full size 737NG training aircraft to allow for cabin crew and engineering training. Ryanair carries out checks and line maintenance in its single-bay aircraft hangar facility in Bremen. Ryanair has recently entered into a 30-year sole-tenancy agreement with Frankfurt (Hahn) airport to occupy a two-bay hangar and stores facility that also incorporates a two-bay simulator-training center. This facility was completed in January 2011 and will allow Ryanair to carry out additional line maintenance including A checks.

Maintenance and repair services that may become necessary while an aircraft is located at some of the other airports served by Ryanair are provided by other Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined by Ryanair's approved engineers or, in the case of Brussels (Charleroi), Stockholm (Skvasta), Rome (Ciampino), Frankfurt (Hahn), Milan (Bergamo), Barcelona (Girona), Madrid, Alicante, Dusseldorf (Weeze), Kaunas, Bristol, Brindisi, Bari, Bremen, Kaunas, Pescara, Trapini, Bologna and Cagliari, by local Part 145-approved companies.

Heavy Maintenance

As noted above, Ryanair currently has sufficient capacity to be able to carry out all of the routine maintenance work required on its Boeing 737-800 fleet itself. However, Ryanair occasionally contracts with outside maintenance providers for some heavy maintenance services that it cannot accommodate in its own facilities. In particular, Ryanair enters into short-term, ad hoc contracts with reputable Part 145-approved suppliers of heavy maintenance in the U.K. and Europe, such as ATC Lasham, for the carrying-out of the heavy maintenance overhauls currently required on its relatively new fleet.

Ryanair opened a new three-bay maintenance hangar at Glasgow (Prestwick) airport in winter 2010 to accommodate the additional maintenance requirements arising from its expanding and aging fleet.

Ryanair contracts out engine overhaul service for its Boeing 737-800 aircraft to General Electric Engine Services pursuant to a 10-year agreement with an option for a 10-year extension, signed in 2004. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7 series engines fitted to the first 155 of Ryanair's Boeing 737-800 aircraft, the repair of parts and general technical support for the fleet of engines. On June 30, 2008, the Company finalized a contract for a similar level of coverage and support for the engines on all of its aircraft that have been or are scheduled to be delivered as well as any option aircraft delivered pursuant to the Company's current contracts with Boeing over the period through November 2012. Due to the fact that engines on recently delivered aircraft will not require a scheduled engine overhaul prior to the expiry of the current contract with GE, Ryanair has decided at this time not to take up its option to have engines delivered with aircraft after October 2010 covered by this contract. General Electric Engine Services mainly uses its Part 145-approved repair facility in Cardiff, Wales for this work, but also uses the KLM Part 145-approved facility in Amsterdam, and occasionally its Part 145-approved facility in Celma, Brazil. By contracting with experienced Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its aircraft and engine maintenance. Ryanair assigns a Part 145-certified mechanic to oversee all heavy maintenance and to authorize all engine overhauls performed by third parties. Maintenance providers are also monitored closely by the national authorities under EASA and national regulations.

Ryanair expects to be dependent on external service contractors, particularly for engine and component maintenance, for the foreseeable future, notwithstanding the additional capabilities provided by its maintenance facilities at Glasgow (Prestwick), London (Stansted) and Frankfurt (Hahn). See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on External Service Providers."

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 26-year operating history. Ryanair demonstrates its commitment to safe operations through its safety training procedures, its investment in safety-related equipment, and its adoption of an internal confidential reporting system for safety issues. The Company's Board of Directors also has an air safety committee to review and discuss air safety and related issues. Michael Horgan, a Company director, is the chairman of this committee and reports to the Board of Directors.

Ryanair's flight training is oriented towards accident prevention and covers all aspects of flight operations. Ryanair maintains full control of the content and delivery of all of its flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved by the Irish Aviation Authority (the "IAA"), which regularly audits both operation control standards and flight crew training standards for compliance with EU legislation.

All of the Boeing 737-800s that Ryanair has bought or committed to buy are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented safety management system. Management encourages flight crews to report any safety-related issues through the Safety Alert Initial Report reporting program or to use the confidential reporting system, which is available online through Ryanair's Crewdoc system. The confidential reporting system affords flight crews the opportunity to report directly to senior management any event, error, or discrepancy in flight operations that they do not wish to report through standard reporting channels. The confidential reporting system is designed to increase management's awareness of problems that may be encountered by flight crews in their day-to-day operations. Management uses the information reported through all reporting systems to modify operating procedures and improve flight operation standards.

Ryanair has installed an Operational Flight Data Monitoring (OFDM) system on each of its Boeing 737-800 aircraft, which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational trends and inform management of any instance of an operational limit being exceeded. By analyzing these reports, management is able to identify undesirable trends and potential areas of risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair's flight safety standards.

In November 2008, a Ryanair aircraft suffered a multiple bird strike during its final approach to Rome (Ciampino) airport. This incident caused substantial damage to the aircraft, which resulted in an insurance claim being filed in respect of this aircraft. The damage that it suffered was such that the aircraft was not repaired. It is scheduled as a "disposal" in the table on page 89, although Ryanair has retained ownership of it for certain parts and for training purposes.

 AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own aircraft and passenger handling and ticketing services at Dublin Airport. Third parties provide these services to Ryanair at most other airports it serves. Servisair plc provides Ryanair's ticketing, passenger and aircraft handling, and ground handling services at many of these airports in Ireland and the U.K. (excluding London (Stansted) Airport where these services are provided primarily by Swissport Ltd.), while similar services in continental Europe are generally provided by the local airport authorities, either directly or through sub-contractors. Management attempts to obtain competitive rates for such services by negotiating multi-year contracts at fixed prices. These contracts are generally scheduled to expire in one to five years, unless renewed, and certain of them may be terminated by either party before their expiry upon prior notice. Ryanair will need to enter into similar agreements in any new markets it may enter. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Is Dependent on External Service Providers."

During 2009, Ryanair introduced Internet check-in for all passengers and also introduced kiosks at certain airports for the provision of other payment services. The Company has these kiosks in operation at Dublin, London (Stansted), London (Gatwick), Frankfurt (Hahn), and many of its other bases. The introduction of Internet check-in and kiosks combined with the reduction in the number of bags carried by passengers, are expected to enable Ryanair to achieve further reductions in airport handling costs.

Airport Charges

As with other airlines, Ryanair must pay airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Ryanair attempts to negotiate discounted fees by delivering annual increases in passenger traffic, and opts, when practicable, for less expensive facilities, such as less convenient gates and the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company's operations.

With respect to Ryanair's bases in Ireland, the DAA has recently completed a second terminal ("Terminal 2") at Dublin Airport. When this was first announced, the DAA estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €600 million. Subsequently, the cost of the new infrastructure rose to some €1.2 billion. Ryanair opposed this expansion at what it believed to be an excessive cost.

The CAR is responsible for regulating charges at Dublin Airport. In late September 2005, the CAR approved an increase in airport charges of more than 22% (effective January 1, 2006). On March 30, 2006, following an appeal by the DAA, charges at Dublin Airport were increased by an additional 3%. On September 5, 2006, the CAR announced the launch of a public consultation to review and obtain feedback on the levels of airport charges at Dublin Airport. In September 2007, the CAR announced its decision not to change the cap on airport charges but appeared to allow approximately €1.2 billion of additional planned capital expenditures (including approximately €800 million for the new terminal) to be counted towards the regulated asset base, enabling the DAA to substantially increase charges from 2010 onwards. Ryanair challenged this decision in the Irish High Court but was unsuccessful. The High Court did, however, confirm that the CAR's decision was a "determination" within the meaning of the Aviation Regulation Act 2001 and that Ryanair was therefore entitled to appeal this decision to an independent Appeal Panel established by the Minister for Transport.

In December 2008, the Appeal Panel issued its decision in which it criticized the CAR for its "passive approach" to regulating the DAA monopoly and found that the new terminal (Terminal 2) was "considerably oversized" and that DAA should have to bear the full risk for that over-sizing. Despite the Appeals Panel's findings, the CAR has refused to reduce airport charges.

In December 2009, the CAR issued its decision on charges at Dublin Airport for 2010-2014 and as a result, airport fees per departing passenger increased by 27% in May 2010, from €13.61 to €17.23, and increased by a further 8.0% in April 2011 to €18.64 following the opening of Terminal 2 in November 2010. However, the Appeal Panel, following a request from Ryanair, ruled on June 2, 2010, that the CAR should require the DAA to introduce differential pricing for the use of the existing Terminal 1 and the new Terminal 2. In July 2010, under pressure from the DAA and Aer Lingus (the main user of Terminal 2), the CAR decided not to follow the Appeal Panel's ruling and not to mandate the introduction of differential charging at Dublin Airport.

As a result of rising airport charges and the introduction of an Air Travel Tax of €10 on passengers departing from Irish airports on routes longer than 300 kilometers from Dublin Airport (€2 on shorter routes). Ryanair reduced its fleet at Dublin airport to 13 during Winter 2010 (down from 22 in Summer 2008 and 20 in Winter 2008). The introduction of the aforementioned €10 tax has likely had a negative impact on the number of passengers traveling to and from Ireland. The DAA has reported that passenger volumes fell by 13% in 2009, 13% in 2010 and by a further 7% in the period January 1, 2011 to March 31, 2011, in each case compared to the prior-year numbers. Ryanair believes that this is partly reflective of the negative impact of the tax on Irish travel. Ryanair has called for the elimination of the tax to stimulate tourism during the recession. The Company has cited the example of the Dutch government, which withdrew its travel tax with effect from July 1, 2009. The Dutch travel tax had ranged from €11 for short-haul flights to €45 for long-haul flights and had resulted in a significant decline in passenger volumes at Schiphol Airport, Holland's main airport, according to data published by the airport. Ryanair also complained to the European Commission about the unlawful differentiation in the level of the tax between routes within the EU. From April 2011 a single rate (€3) of the Air Travel Tax has been introduced on all routes. In May 2011 the Irish Government announced that it would abolish the Air Travel Tax, although no details were provided as to when this decision will be implemented. No assurance can be given that the tax will be abolished or indeed that a higher rate of tax will not be applied in the future, which could have a negative impact on demand for air travel. In June 2011, Ryanair proposed to the Irish Government that it would deliver an incremental 5 million passengers per annum over a five year period in return for reduced airport charges and the abolishment of the €3 air travel tax. As of July 22, 2011, the Company has not yet received a response to this proposal.

Both the Belgian and Greek governments planned to introduce similar taxes; however, they have now cancelled plans to introduce these taxes. The German government introduced an €8 passenger tax on January 1, 2011 for all departing domestic or short-haul passengers and a passenger tax of €25 for all departing passengers on flights bound for southern Europe and northern Africa. In addition, the Austrian government introduced an APD tax of €8 effective April 1, 2011.

In March 2007, the discount arrangement formerly in place at London (Stansted) airport terminated, subjecting Ryanair to an average increase in charges of approximately 100%. The increase in these charges, which was passed on in the form of higher ticket prices, had a negative impact on yields and passenger volumes in the winter, resulting in Ryanair's decision to ground seven aircraft. Ryanair responded to the increases by filing complaints with the U.K. Office of Fair Trading ("OFT") and the U.K. Competition Commission ("Competition Commission"), calling for the break-up of the British Airports Authority plc ("BAA") monopoly and the introduction of competition in the London airports market. The OFT referred the matter to the Competition Commission, whose preliminary findings were released in April 2008. The Competition Commission found that the common ownership by BAA of the three main airports in London affects competition and that a "light touch" approach to regulating BAA by the Civil Aviation Authority was adversely impacting competition. The Competition Commission subsequently in March 2009, ordered the break-up of BAA, a reorganization that will require the sale of both London (Gatwick) and London (Stansted) airports and either Glasgow or Edinburgh Airport in Scotland. In October 2009, London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In February 2010, this decision by the Competition Commission was quashed by the Competition Appeal Tribunal on the basis of an alleged appearance of bias on the part of one of the six members of the Competition Commission panel. However, in October 2010, following appeals from the Competition Commission and Ryanair, the Court of Appeal overturned the Competition Appeals tribunal ruling and reinstated the Competition Commission's March 2009 decision to order the break-up of the BAA airport monopoly. In February 2011 BAA's request for permission to appeal the Court of Appeal ruling was refused by the Supreme Court, putting an end to this appeal process. The Competition Commission meanwhile initiated a consultation on the appropriateness of the March 2009 remedies given the passage of time. In July 2011 the Competition Commission confirmed its March 2011 provisional decision on "possible material changes of circumstances." It found that no material changes of circumstances (that would necessitate a change in the remedies package) have occurred since the March 2009 decision requiring the BAA to sell Gatwick, Stansted and one of Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of Stansted and one of the Scottish airports. The Competition Commission also ordered that the sale of Stansted take priority and proceed before the sale of one of the Scottish airports. The BAA announced that it would explore ways of appealing this decision possibly by judicial review. However, it is unclear whether any such appeal would suspend the implementation of the Competition Commission decision. Following the December 2003 publication of the U.K. government's White Paper on Airport Capacity in the Southeast of England, the BAA in 2004 announced plans to spend up to £4 billion on a multi-year project to construct a second runway and additional terminal facilities at London (Stansted) airport with a target opening date of 2013. Ryanair and other airlines using London (Stansted) support the principle of a second runway at London (Stansted), but are opposed to this development because they believe that the financing of what they consider to be an overblown project will lead to airport costs approximately doubling from current levels. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted), it is highly unlikely that BAA's planned £4 billion program will proceed, and Ryanair intends to work with the new owners to develop appropriate low-cost facilities. The recently elected Liberal/Conservative U.K. government has also outlined that it will not approve the building of any more runways in the southeast of England.

Ryanair announced on July 21, 2009 that, as a result of the U.K. government's then £10 APD tourist tax (as well as the then scheduled increase in APD from £10 to £11, which occurred in November 2009) and the high costs of operating at its London (Stansted) base, it would implement a 40% reduction in capacity at such base between October 2009 and March 2010. In particular, the Company announced its intention to reduce its London (Stansted)-based aircraft from the then current 40 to 24 during the aforementioned period, and also reduce by 30% the number of weekly Ryanair flights to and from the airport. The Company announced at that time that it expected these cuts to result in 2.5 million fewer passenger trips during the period. In addition, on June 29, 2010, due to the continuance of the U.K. government's £11 APD tourist tax and high charges at London (Stansted) airport, the Company announced that capacity at London (Stansted) airport would be reduced from winter 2010 by 17% and the number of aircraft based at London (Stansted) would be reduced to 22. Ryanair also noted that, as a result of other capacity reductions at its U.K. bases except for the bases at Edinburgh and Leeds Bradford, its total U.K. capacity fell by 16% in the period from November 1, 2010 to March 31, 2011. The U.K. government also increased APD from £11 to £12 in November 2010. See "Item 3. Risk Factors—Risks Related to the Company—Ryanair's Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase." See also "Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings" for information regarding legal proceedings in which Ryanair's economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for approximately 39% and 34% of Ryanair's total operating expenses in the fiscal years ended March 31, 2011 and 2010, respectively (in each case, this accounts for costs after giving effect to the Company's fuel hedging activities but excludes de-icing costs, which accounted for approximately 1% of total fuel costs in each of the fiscal years ended March 31, 2011 and 2010). Jet fuel costs experienced substantial variance in the fiscal years ended March 31, 2011 and 2010. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair's low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar, which has been depressed (in historical terms) in recent years, rises against the euro, Ryanair's fuel costs, expressed in euro, may increase even absent any increase in the U.S. dollar price of crude oil. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exposure and Hedging."

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Losses" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects-Fiscal Year 2011 Compared with Fiscal Year 2010-Fuel and Oil."

The following table details Ryanair's fuel consumption and costs for scheduled operations (i.e. it excludes costs related to de-icing) after giving effect to the Company's fuel hedging activities for fiscal years ended March 31, 2011, 2010 and 2009. The excluded de-icing costs amounted to €10.9 million, €11.6 million, and €9.7 million, respectively, for the fiscal years ended March 31, 2011, 2010 and 2009. De-icing costs, which are costs incurred for the labor and anti-freeze used to de-ice aircraft, have increased significantly in recent years as the Company's route network and number of sectors flown have increased.

Fiscal Year ended March 31,
	2011	2010	2009
Scheduled fuel consumption ..... (millions of U.S. gallons).................................	692.2	582.5	530.5
Available seat miles (ASM) (millions).................	63,358.3	53,469.6	47,102.5
Scheduled fuel consumption (U.S. gallons) ..... per ASM............................................................	0.011	0.011	0.011
Total scheduled fuel costs (a) (€ millions)..........	1,215.8	882.3	1,247.3
Cost per U.S. gallon...............................................	€1.756	€1.515	€2.351
Total scheduled fuel costs as a percentage ..... of total operating costs...................................	39.1%	34.1%	43.8%

______________
(a) Omits de-icing costs.

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors and officers liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair's insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described on page 48, which resulted from volcanic ash in the northern European airspace during April and May 2010.

The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks. In the immediate aftermath, aircraft liability war indemnities for amounts above $50 million were, in the absence of any alternative coverage, provided by the Irish Government at pre-September 11, 2001 levels of coverage on the basis of a per-passenger surcharge. In March 2002, once such coverage was again commercially available, Ryanair arranged coverage to replace that provided by the government indemnity. The replacement insurance coverage operated on the basis of a per-passenger surcharge with an additional surcharge based on hull values. Ryanair's insurers have indicated that the scope of the Company's current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage. Ryanair to date has passed increased insurance costs on to passengers by means of a special "insurance levy" on each ticket.

During the 2006 fiscal year, Ryanair established Aviation Insurance (IOM) Limited ("AIL"), a wholly owned insurance company subsidiary, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company's aviation insurance program, which covers not only the Company's aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL's maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately $15.75 million. In addition to aviation insurance, AIL has underwritten most of the single trip travel insurance policies sold on Ryanair.com since February 1, 2011.

Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. Ryanair has extended its liability insurance to meet the appropriate requirements of the legislation. See "Item 3. Key Information-Risk Factors-Risks Related to the Airline Industry-The Company Faces the Risk of Loss and Liability" for information on the Company's risks of loss and liability.

FACILITIES

The following are the principal properties owned or leased by the Company:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport.............................	1,116	1,395	Leasehold	Corporate Headquarters
Dublin Airport (Hangar No. 1)..	1,620	1,620	Leasehold	Aircraft Maintenance
Dublin Airport (Hangar No. 2)	5,200	5,000	Leasehold	Aircraft Maintenance
Dublin Airport Business Park...	955	749	Leasehold	Administration Offices
Phoenix House, Conyngham Road, Dublin.........	2,566	3,899	Freehold	Administration Offices
Satellite 3, Stansted Airport.........................	605	605	Leasehold	Operations Center and Administrative Offices
Stansted Airport (Hangar)........	12,161	10,301	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Stansted Airport.........................	375	375	Leasehold	Training Centre
Stansted Storage Facilities........	378	531	Leasehold	Aircraft Maintenance
East Midlands Airport...............	3,890	2,801	Freehold	Simulator and Training Center
East Midlands Airport...............	2,045	634	Leasehold	Training Center
Bremen Airport...........................	5,952	5,874	Leasehold	Terminal and Aircraft Maintenance Hangar
Skvasta Airport (Hangar)..........	1,936	1,936	Leasehold	Aircraft Maintenance
Prestwick Airport (Hangar).......	10,052	10,052	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar).......................................	5,064	5,064	Leasehold	Aircraft Maintenance Hangar and Simulator Training Center
Kaunas Airport (Hangar)..........	1,700	1,700	Leasehold	Aircraft Maintenance
Rygge Airport (Hangar)............	1,700	1,700	Leasehold	Aircraft Maintenance

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease bag-drop counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair serves are provided by Servisair plc or other service providers.

TRADEMARKS

Ryanair's logo and the slogans "Ryanair.com The Low Fares Website" and "Ryanair The Low Fares Airline" have been registered as Community Trade Marks ("CTMs"). Ryanair has also registered the CTM for the word "Ryanairhotels.com." A CTM allows a trademark owner to obtain a single registration of its trademark, which registration affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name with regard to similar services and the right to sue for trademark infringement should another party use an identical or confusingly similar trademark in relation to identical, or similar services.

Ryanair has not registered either its name or its logo as a trademark in Ireland, as CTM-registration provides all of the protection available from an Irish registration, and management believes there are therefore no advantages in making a separate Irish application.

GOVERNMENT REGULATION

Liberalization of the EU Air Transportation Market

Ryanair began its flight operations in 1985, during a decade in which the governments of Ireland and the U.K. liberalized the bilateral arrangements for the operation of air services between the two countries. In 1992, the Council of Ministers of the EU adopted a package of measures intended to liberalize the internal market for air transportation in the EU. The liberalization included measures that allow EU air carriers substantial freedom to set air fares, provided EU air carriers greatly enhanced access to routes within the EU, and also introduced a licensing procedure for EU air carriers. Beginning in April 1997, EU air carriers have generally been able to provide passenger services on domestic routes within any EU member state outside their home country of operations without restriction. See also "—Industry Overview—European Airline Market."

Regulatory Authorities

Ryanair is subject to Irish and EU regulation, which is implemented primarily by the Department of Transport, the IAA, the European Commission, and the EASA. Management believes that the present regulatory environment in Ireland and the EU is characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training, and equipment by the national and EU regulatory authorities.

Commission for Aviation Regulation. The CAR is currently primarily responsible for deciding maximum airport charges only at Dublin Airport. See "—Airport Operations—Airport Charges" above.

The CAR also has responsibility for licensing Irish airlines, subject to the requirements of EU law. It issues operating licenses under the provisions of EU Regulation 1008/2008 (formerly 2407/92). An operating license is an authorization permitting the holder to transport passengers, mail and/or cargo by air. The criteria for granting an operating license include, inter alia, an air carrier's financial fitness, the adequacy of its insurance, and the fitness of the persons who will manage the air carrier. In addition, in order to obtain and maintain an operating license, Irish and EU regulations require that (i) the air carrier must be owned and continue to be owned directly or through majority ownership by EU member states and/or nationals of EU member states and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. The CAR has broad authority to revoke an operating license. See "Item 10. Additional Information--Limitations on Share Ownership by Non-EU Nationals." See also "Item 3. Risk Factors--Risks Related to Ownership of the Company's Ordinary Stock-EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

The CAR is also responsible for deciding whether a regulated airport should be coordinated or fully coordinated under Council Regulation (EEC) No. 95/93 (as amended by Regulation (EC) No. 793/2004) on slots and for authorizing ground handling operations under Council Directive 96/67/EC and its implementing legislation. In April 2005, the CAR announced that Dublin Airport would be fully slot-coordinated beginning in March 2006. Ryanair successfully challenged this decision in the Irish High Court, and the decision was overturned in July 2006. In February 2007, the CAR re-imposed full coordination at Dublin Airport. Ryanair again challenged this decision in the Irish High Court, but subsequently withdrew the challenge. See "-Slots" below for additional information regarding this litigation.

Ryanair's current operating license became effective on December 1, 1993, and is subject to periodic review. The Flight Operations Department is also subject to ongoing review by the Irish Aviation Authority (the IAA), which reviews the department's audits, including flight audits, training audits, document audits, and quality audits. Ryanair's current Air Operator Certificate No IE 7/94 was issued on January 26, 2011.

Irish Aviation Authority. The IAA is primarily responsible for the operational and regulatory function and services relating to the safety and technical aspects of aviation in Ireland. To operate in Ireland and the EU, an Irish air carrier is required to hold an operator's certificate granted by the IAA attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an operator's certificate, with Ryanair's ability to continue to hold its operator's certificate being subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

The IAA is also responsible for overseeing and regulating the operations of Irish air carriers. Matters within the scope of the IAA's regulatory authority include: air safety; aircraft certification; personnel licensing and training; maintenance, manufacture, repair, airworthiness, and operation of aircraft; implementation of EU legislation; aircraft noise; and ground services. Each of the Company's aircraft is required to have a Certificate of Airworthiness, which is issued by the IAA. The validity of Certificates of Airworthiness is subject to the review of a committee of the IAA. Each certificate is generally valid for a 12-month period. In March 2009, Ryanair received "Sub-Part (I) approval" from the IAA, which gives Ryanair the authority to extend the validity of its certificates, subject to certain record checks and physical aircraft inspections being performed by Ryanair's quality department. The Company's flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are subject to periodic inspections and tests by the IAA. The IAA has broad regulatory and enforcement powers, including the authority to require reports; inspect the books, records, premises, and aircraft of a carrier; and investigate and institute enforcement proceedings. Failure to comply with IAA regulations can result in revocation of operating certification.

In July 1999,the IAA awarded Ryanair an air operator's certificate, which is subject to routine audit and review, in recognition of Ryanair's satisfaction of the relevant EU requirements for the operation of commercial air transport ("EU OPS 1"). The requirements of EU OPS 1 have been incorporated into European law as prescribed in Regulation (EEC) 3922/91 and were applied in full on July 16, 2008. All current regulatory requirements are addressed in the Ryanair Operations Manual Part A (as amended). The current Manual, Issue 3 Revision 7, was approved by the IAA on April 1, 2011.

Department of Transport. The Department of Transport ("DOT") is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport (e.g., noise levels, aviation security, etc.).

In June 2005, the Minister for Transport enacted legislation strengthening rights for air passengers following the enactment of EU legislation requiring compensation of airline passengers who have been denied boarding on a flight for which they hold a valid ticket (Regulation (EC) No. 261/2004), which came into force on February 17, 2005. See "Item 3. Risk Factors-Risks Related to the Airline Industry-EU Regulation on Passenger Compensation Could Significantly Increase Related Costs."

The European Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. EASA was established through Regulation (EC) No. 1592/2002 of the European Parliament and the Council of July 15, 2002. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level. The EASA formally started its work on September 28, 2003, taking over the responsibility for regulating airworthiness and maintenance issues within the EU member states.

Eurocontrol. The European Organization for the Safety of Air Navigation ("Eurocontrol") is an autonomous European organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, inter alia, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Ireland is a party to several international agreements concerning Eurocontrol. These agreements have been implemented in Irish law, which provides for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. Ryanair, as an aircraft operator, is primarily responsible for the payment to Eurocontrol of charges incurred in relation to its aircraft.

The legislation authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained, and may result in the possible sale of the aircraft.

European Commission. The European Commission is in the process of introducing a "single European sky policy," which would lead to changes to air traffic management and control within the EU. The "single European sky policy" currently consists of the Framework Regulation (Reg. (EC) No. 549/2004) plus three technical regulations on the provision of air navigation services, organization and use of the airspace and the interoperability of the European air traffic management network. These regulations have recently been amended by the so-called "Single European Sky II" regulation (EU Regulation 1070/09). The objective of the policy is to enhance safety standards and the overall efficiency of air traffic in Europe, as well as to reduce the cost of air traffic control services.

On September 6, 2005, the European Commission announced new guidelines on the financing of both airports and start-up aid to airlines by certain regional airports based on its finding in the Charleroi case, a decision that the CFI has since annulled. The guidelines only apply to publicly owned regional airports, and place restrictions on the incentives that these airports can offer airlines to deliver traffic. Ryanair believes that the CFI's annulment of the Charleroi decision severely undermines these guidelines. In April 2011, the European Commission launched a consultation on the revision of the 2005 guidelines. However, no assurance can be given that the revised guidelines will better reflect the commercial reality of the liberalized air transport market and consequently allow public airports to offer similar incentives to those offered by private airports.

The European Union also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that this will likely increase the administrative burdens on smaller airports and may lead to higher airport charges, while the scope that exists within this Directive to address abuses of their dominant positions by Europe's larger airports is very limited. See "Item 7. Major Shareholders and Related-Party Transactions —Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings."

The European Union also passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair currently includes this information in its advertised fares in all markets where it operates. However, certain regulatory authorities have alleged that some fees applied by airlines, including Ryanair, on an avoidable basis are in fact mandatory. If Ryanair is ultimately unsuccessful in defending its position, it may be required to include such optional fees in its advertised fares.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2002 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, seven of the nine directors of Ryanair Holdings are citizens of Ireland or of another member state of the EU. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be cancelled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Ryanair is subject to the application of the general rules of EU competition law as well as specific rules on competition in the airline sector.

An aggrieved person may sue for breach of EU competition law in the courts of a member state and/or petition the European Commission for an order to put an end to the breach of competition law. The European Commission also may impose fines and daily penalties on businesses and the courts of the member states may award damages and other remedies (such as injunctions) in appropriate circumstances.

Competition law in Ireland is primarily embodied in the Competition Act 2002. This Act is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition Authority) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector, but are subject to EU rules that override any contrary provisions of Irish competition law. Ryanair has been subject to an abuse-of-dominance investigation by the Irish Competition Authority in relation to service between Dublin and Cork. The Competition Authority closed its investigation in July 2009 with a finding in favor of Ryanair.

State Aid. The EU rules control aid granted by member states to businesses on a selective or discriminatory basis. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of state aid to an airline is subject to challenge before the EU or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon. See "Item 3. Key Information—Risk Factors—Risks Related to the Company-The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports" and "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements since April 1, 2002. All of Ryanair's aircraft currently comply with these regulations. Certain airports in the U.K. (including London Stansted and London Gatwick) and continental Europe have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. Environmental controls are generally imposed under Irish law through property planning legislation, specifically the Local Government (Planning and Development) Acts of 1963 to 1999, the Planning and Development Act 2000 and regulations made thereunder. At Dublin Airport, Ryanair operates on land controlled by the DAA. Planning permission for its facilities has been granted in accordance with both the zoning and planning requirements of Dublin Airport. There is also specific Irish environmental legislation implementing applicable EU directives and regulations, to which Ryanair adheres. From time to time, noxious or potentially toxic substances are held on a temporary basis within Ryanair's engineering facilities at Dublin Airport, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skvasta), Oslo (Rygge) and Kaunas. However, at all times Ryanair's storage and handling of these substances complies with the relevant regulatory requirements. At Ryanair's Glasgow (Prestwick) and London (Stansted) maintenance facilities, all normal waste is removed in accordance with the Environmental Protection Act of 1996 and Duty of Care Waste Regulations. For special waste removal, Ryanair operates under the Special Waste Regulations 1998. At all other facilities Ryanair adheres to all local and EU regulations.

Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in "next generation" aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the latest Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair's older Boeing 737-200A aircraft were replaced with Boeing 737-800 "next generation" aircraft, and Ryanair now operates a single-aircraft-type fleet of Boeing 737-800 "next generation" aircraft with an average age of just over three years. The design of the new aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. Furthermore, by moving to an all Boeing 737-800 "next generation" fleet, Ryanair reduced the unit emissions per passenger due to the inherent capacity increase in the Boeing 737-800 aircraft. The Boeing 737-800 "next generation" aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair's former fleet of Boeing 737-200A aircraft. See "-Aircraft" above for details on Ryanair's fleet plan.

Ryanair has also installed winglets on all of its existing aircraft and all future aircraft will also be fitted with winglets. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4% and also reduce noise emissions.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

•      operates with a high-seat density of 189 seats and an all-economy configuration, as opposed to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per seat-kilometer flown;

• has reduced per-passenger emissions through higher load factors;

•      better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;

•      provides direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and

• has no late-night departures of aircraft, reducing the impact of noise emissions.

Emissions Trading. On November 19, 2008, the European Council of Ministers adopted legislation to add aviation to the EU Emissions Trading Scheme as of 2012. This scheme, which has thus far applied mainly to energy producers, is a cap-and-trade system for CO2 emissions to encourage industries to improve their CO2 efficiency. Under the legislation, airlines will be granted initial CO2 allowances based on historical "revenue ton kilometers" and a CO2 efficiency benchmark. Any shortage of allowances will have to be purchased in the open market and/or at government auctions. The cost and amount of such allowances that Ryanair will have to buy in order to cover the shortage that will arise in 2012 are not yet known. The Company will be in a position to forecast its carbon credit requirements in respect of 2012 with a greater degree of certainty once the European Commission has published certain figures permitting the calculation of the efficiency benchmark (expected in late 2011). Management believes that this legislation is likely to have a negative impact on the European airline industry. Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions.

Aviation Taxes. Ryanair is fundamentally opposed to the introduction of any aviation taxes, including any environmental taxes, fuel taxes or emissions levies. Ryanair has and continues to offer the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general. There is in particular no justification for any environmental taxes on aviation following the introduction of the Emissions Trading Scheme for airlines.

As a company, Ryanair believes in free market competition and that the imposition of any of the above measures would favor the less efficient flag carriers - which generally have smaller and older aircraft, lower load factors, and a much higher fuel burn per passenger, and which operate primarily into congested airports - and reduce competition. Furthermore, the introduction of a tax at a European level only would distort competition between airlines operating solely within Europe and those operating also outside of Europe. We believe that the introduction of such a tax would also be incompatible with international law. See "Item 3. Key Information-Risk Factors-Introduction of New or Increases in Existing Aviation Taxes Could Increase Costs."

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than five million passenger per annum, and all capital city airports irrespective of their passenger throughput, when setting airport charges and provides for an appeals procedure for airlines in the event they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure will be effective or that it will constrain those airports that are currently abusing their dominant position. This legislation may in fact lead to higher airport charges, depending on how its provisions are implemented and applied by EU member states and subsequently by the courts. The directive was to be transposed into national legislation throughout the EU by March 2011 but some member states have not yet transposed the directive.

Slots

Currently, the majority of Ryanair's bases of operations have no "slot" allocations; however, traffic at a substantial number of the airports Ryanair serves, including its primary bases, are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. In addition, EU law currently regulates the acquisition, transfer, and loss of slots. Applicable EU regulations currently prohibit the buying or selling of slots for cash. The European Commission adopted a regulation in April 2004 (Regulation (EC) No. 793/2004) that made some minor amendments to the current allocation system, allowing for limited transfers of, but not trading in, slots. Slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot allocation regulation, signaling the acceptance of secondary trading of airport slots between airlines. This is expected to allow more flexibility and mobility in the use of slots and will further enhance possibilities for market entry. Any future proposals that might create a secondary market for the auction of slots or allow trading of slots among airlines could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at present than Ryanair. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. While Ryanair generally seeks to avoid slot-controlled airports, there is no assurance that Ryanair will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

Health and occupational safety issues relating to the Company are largely addressed in Ireland by the Safety, Health and Welfare at Work Act, 1989; the Safety, Health and Welfare at Work (General Application) Regulations, 1993; and other regulations under that act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the "Authority"), which is the regulating body in this area. The Authority periodically reviews Ryanair's health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair has responded to all such notices to the satisfaction of the Authority. Other safety issues are covered by the Irish Aviation Orders, which may vary from time to time.

The Company's operations are subject to the general laws of Ireland and, insofar as they are applicable in Ireland, the laws of the EU. The Company may also become subject to additional regulatory requirements in the future. The Company is also subject to local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

DESCRIPTION OF PROPERTY

For certain information about each of the Company's key facilities, see "-Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 4A. Unresolved Staff Comments

There are no unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those consolidated financial statements have been prepared in accordance with IFRS.

HISTORY

Ryanair's current business strategy dates to the early 1990s, when a new management team, including the current chief executive, commenced the restructuring of Ryanair's operations to become a low-fares airline based on the low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through June 30, 2011, Ryanair launched service on more than 1,300 routesthroughout Europe and also increased the frequency of service on a number of its principal routes. During that period, in addition to Dublin, Ryanair established 44 airports as bases of operations. See "Item 4. Information on the Company-Route System, Scheduling and Fares" for a list of these bases. Ryanair has increased the number of booked passengers from 4.9 million in the 1999 fiscal year to approximately 72.1 million in the 2011 fiscal year. Ryanair had 272 Boeing 737-800 aircraft as of June 30, 2011, and now serves approximately 160 airports with a team of over 8,500 people.

Ryanair expects to have 294 aircraft in its operating fleet by March 31, 2012. During the period through March 2013, the Company expects to take delivery of additional Boeing 737-800 aircraft that, net of planned retirements and lease terminations, are expected to increase the size of the Company's fleet to 299 aircraft. See "—Liquidity and Capital Resources" and "Item 4. Information on the Company—Aircraft" for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-fares operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because it has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair's annual booked passenger volume has grown from approximately 945,000 passengers in the calendar year 1992 to approximately 72.1 million passengers in the 2011 fiscal year.

Ryanair's revenue passenger miles ("RPMs") increased approximately 19% from 44,841.1 million in the 2010 fiscal year to 53,256.9 million in the 2011 fiscal year due primarily to an increase of approximately 19% in scheduled available seat miles ("ASMs") from 53,469.6 million in the 2010 fiscal year to 63,358.3 million in the 2011 fiscal year. Scheduled passenger revenues increased approximately 22% from €2,324.5 million in the 2010 fiscal year to €2,827.9 million in the 2011 fiscal year. Average yield per RPM was €0.052 in the 2010 fiscal year and €0.053 in the 2011 fiscal year. The slight increase in average yield per RPM in the 2011 fiscal year was principally attributable to a combination of longer sector length and a better selection of new routes and bases.

Expanding passenger volumes and capacity, high load factors and aggressive cost containment have enabled Ryanair to continue to generate operating profits despite increasing price competition and increases in certain costs. Ryanair's total break-even load factor was 73% in the 2010 fiscal year and 72% in the 2011 fiscal year. Cost per ASM was €0.047 in the 2010 fiscal year and €0.049 in the 2011 fiscal year, with the increase primarily reflecting the higher fuel cost per ASM of €0.019 in the 2011 fiscal year, as compared to €0.017 in the 2010 fiscal year, as well as an increase of approximately 19% in ASMs in the 2011 fiscal year. Ryanair recorded operating profits of €402.1 million in the 2010 fiscal year and €488.2 million in the 2011 fiscal year. The Company recorded a profit after taxation of €305.3 million in the 2010 fiscal year and profit after taxation of €374.6 million in the 2011 fiscal year. Ryanair recorded seat capacity growth of approximately 8% in the 2011 fiscal year, compared to approximately 12% in the 2010 fiscal year, and expects capacity to increase by approximately 5% in the 2012 fiscal year. See "Item 3. Key Information-Risk Factors-Ryanair Has Decided to Seasonally Ground Aircraft."

Investment in Aer Lingus

 The Company owns 29.8% of Aer Lingus, which it acquired in fiscal years 2007, 2008 and 2009 at a total cost of €407.2 million. Following the approval of its shareholders, management proposed in the 2007 fiscal year to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds in June 2007. Ryanair's management viewed the acquisition of Aer Lingus in the context of the overall trend of consolidation among airlines in Europe and believed that the acquisition would lead to the formation of one strong Irish airline group able to compete with large carriers such as Lufthansa, Air France/KLM and British Airways/Iberia (now "International Airlines Group"). During the EU competition review, the Company made a commitment that if the acquisition was approved, Ryanair would eliminate Aer Lingus' fuel surcharges and reduce its fares, which would have resulted in Aer Lingus passengers saving approximately €100 million per year. The Company was thus surprised and disappointed by the European Commission's decision to prohibit this offer. This decision was the first adverse decision taken in respect of any EU airline merger and the first-ever adverse decision in respect of a proposed merger of two companies with less than 5% of the EU market for their services. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010, the CFI upheld the Commission's decision.

In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. Aer Lingus appealed this decision before the CFI. This case was heard in July 2009 and on July 6, 2010 the court rejected Aer Lingus' appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. However, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares.

On December 1, 2008, Ryanair made a new offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus' short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees, who owned 18% of Aer Lingus, would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties, including members of the Irish Government. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 for Aer Lingus shares on November 28, 2008. As the Company was unable to secure the shareholders' support, it decided on January 28, 2009 to withdraw its new offer for Aer Lingus.

The United Kingdom's Office of Fair Trading ("OFT") wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair's minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT's investigation is time-barred. Ryanair maintains that the OFT had the opportunity, which it missed, to investigate Ryanair's minority stake within four months from the European Commission's June 2007 decision to prohibit Ryanair's takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair's appeal against the OFT's decision that its investigation is within time. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares.

The balance sheet value of €114.0 million reflects the market value of the Company's stake in Aer Lingus as at March 31, 2011, as compared to a value of €116.2 million as of March 31, 2010. In accordance with the company's accounting policy, this investment is held at fair value. This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over Aer Lingus. During the 2008 fiscal year, Ryanair recognized an impairment charge of €91.6 million on its Aer Lingus shareholding reflecting the fall in Aer Lingus' share price from the date of purchase to March 31, 2008. Ryanair recorded a further impairment of €222.5 million in the 2009 fiscal year reflecting a fall in the Aer Lingus share price from €2.00 at March 31, 2008 to €0.59 at March 31, 2009. Ryanair recorded an impairment of €13.5 million in the 2010 fiscal year reflecting a fall in the Aer Lingus share price from €0.59 at March 31, 2009 to €0.50 at June 30, 2009. The subsequent increase in the Aer Lingus share price from €0.50 at June 30, 2009 to €0.73 at March 31, 2010 resulted in a gain of €36.5 million, which was recognized through other comprehensive income. The subsequent decrease in the Aer Lingus share price from €0.73 at March 31, 2010 to €0.72 at March 31, 2011 resulted in a loss of €2.2 million, which was recognized through other comprehensive income. All impairment losses are required to be recognized in the income statement and may not be subsequently reversed, while gains are recognized through other comprehensive income.

The Company's determination that it does not have control, or even exercise a "significant influence," over Aer Lingus has been based on the following factors:

(i) Ryanair does not have any representation on the Aer Lingus Board of Directors; nor does it have a right to appoint a director.

(ii) Ryanair does not participate in Aer Lingus policy-making decisions; nor does it have a right to participate in such policy-making decisions.

(iii) There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies.

(iv) Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair's investment or participation in the company.

(v) On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair's attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007).

(vi) On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair's request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus' annual general meeting; and

(vii) The European Commission has formally found that Ryanair's shareholding in Aer Lingus does not grant Ryanair "de jure or de facto control of Aer Lingus" and that "Ryanair's rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders" (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission's finding has been confirmed by the European Union's General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair's shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

Historical Results Are Not Predictive of Future Results

The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, overall passenger traffic volume; the availability of new airports for expansion; fuel prices; the airline pricing environment in a period of increased competition; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; terrorist threats or attacks within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations, competition and the public's perception regarding the safety of low-fares airlines; the value of its equity stake in Aer Lingus; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by volcanic ash emissions or other atmospheric disruptions; and the rates of income and corporate taxes paid. Ryanair expects its depreciation, staff and fuel charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity and/or production restrictions imposed by fuel oil producers. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new Boeing 737-800 aircraft will increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically following the September 11, 2001 terrorist attacks. Although Ryanair currently passes on increased insurance costs to passengers by means of a special "insurance levy" on each ticket, there can be no assurance that it will continue to be successful in doing so. See "Item 3. Key Information-Risk Factors-The 2001 Terrorist Attacks on the United States Had a Severe Negative Impact on the International Airline Industry."

RECENT OPERATING RESULTS

The Company's profit after tax for the quarter ended June 30, 2011 (the first quarter of the Company's 2012 fiscal year) was €139.3 million, as compared to €93.7 million for the corresponding period of the previous year. The Company recorded an increase in operating profit, from €121.1 million in the first quarter of the 2011 fiscal year to €169.9 million in the recently completed quarter. Total operating revenues increased from €896.8 million in the first quarter of 2011 to €1,155.4 million in the first quarter of 2012. The increase in operating profit was primarily due to an 11% increase in average fares and stronger ancillary revenues offset by higher fuel costs. Operating expenses increased from €775.7 million in the first quarter of 2011 to €985.5 million in the first quarter of 2012, due primarily to a 49% increase in fuel costs and an increase in other operating costs associated with a higher level of activity in line with the growth of the airline. The Company's cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €3,213.8 million at June 30, 2011 as compared with €3,072.8 million at June 30, 2010.

CRITICAL ACCOUNTING POLICIES

The following discussion and analysis of Ryanair's financial condition and results of operations is based on its consolidated financial statements, which are included in Item 18 and prepared in accordance with IFRS.

The preparation of the Company's financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates.

The Company believes that its critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are those described in this section. These critical accounting policies, the judgments and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements included in Item 18 and the discussion and analysis below. For additional detail on these policies, see Note 1, "Basis of preparation and significant accounting policies," to the consolidated financial statements included in Item 18.

Long-lived Assets

As of March 31, 2011, Ryanair had €4.9 billion of long-lived assets, virtually all of which were aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company's aircraft, and other available marketplace information. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair's maintenance program, changes in utilization of the aircraft, governmental regulations on aging of aircraft, changes in new aircraft technology, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

The Company's estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

During the fiscal year ended March 31, 2009, accelerated depreciation of €51.6 million arose in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year. In particular, this charge arose due to an adverse change in the exchange rate between the U.S. dollar and the euro between the accounting periods in which the aircraft were purchased and March 31, 2009. There was no such accelerated depreciation recognized in the 2010 or 2011 fiscal years.

Heavy Maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair's aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair. While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the 'head lease' notwithstanding any such sub-leasing.

Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilization of the aircraft, changes to government regulations and increases or decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2011	2010	2009

Total revenues......................................................................	100%	100%	100%
Scheduled revenues.........................................................	77.9	77.8	79.7
Ancillary revenues...........................................................	22.1	22.2	20.3
Total operating expenses....................................................	86.5	86.5	96.9
Staff costs..........................................................................	10.4	11.2	10.5
Depreciation......................................................................	7.7	7.9	8.7
Fuel and oil........................................................................	33.8	29.9	42.7
Maintenance, materials and repairs...............................	2.6	2.9	2.3
Aircraft rentals..................................................................	2.7	3.2	2.7
Route charges...................................................................	11.3	11.3	9.8
Airport and handling charges.........................................	13.5	15.4	15.1
Marketing, distribution and other..................................	4.6	4.8	5.1

Operating profit....................................................................	13.4	13.5	3.1
Net interest income (expense)............................................	(1.8)	(1.6)	(1.9)
Other income (expenses).....................................................	-	(0.5)	(7.4)
Profit/(loss) before taxation................................................	11.6	11.4	(6.2)
Taxation.................................................................................	(1.3)	(1.2)	0.4
Profit/(loss) after taxation ..................................................	10.3	10.2	(5.8)
FISCAL YEAR 2011 COMPARED WITH FISCAL YEAR 2010

Profit/(loss) after taxation. Ryanair recorded a profit on ordinary activities after taxation of €374.6 million in the 2011 fiscal year, as compared with a profit of €305.3 million in the 2010 fiscal year. This profit was primarily attributable to an increase in revenues driven by a 12.3% increase in average fares and a 20.8% increase in ancillary revenues, partially offset by a 37.3% increase in fuel and oil costs from €893.9 million to €1,227.0 million.

Scheduled revenues. Ryanair's scheduled passenger revenues increased 21.6%, from €2,324.5 million in the 2010 fiscal year, to €2,827.9 million in the 2011 fiscal year, primarily reflecting an increase of 12.3% in average fares. The number of passengers booked increased 8.4%, from 66.5 million to 72.1 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at  Barcelona (El Prat), Gran Canaria, Kaunas, Lanzarote, Malta, Seville, Tenerife and Valencia in the 2011 fiscal year. There was a one-percentage-point increase in booked passenger load factors from 82% in the 2010 fiscal year to 83% in the 2011 fiscal year.

Passenger capacity (as measured in ASMs) during the 2011 fiscal year increased by 18.5% due to the addition of 40 Boeing 737-800 aircraft (net of disposals), as well as a 7.8% increase in sectors flown and a 9.9% increase in the average length of passenger haul. Scheduled passenger revenues accounted for 77.9% of Ryanair's total revenues for the 2011 fiscal year, compared with 77.8% of total revenues in the 2010 fiscal year.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services, increased 20.8%, from €663.6 million in the 2010 fiscal year to €801.6 million in the 2011 fiscal year, while ancillary revenues per booked passenger increased to €11.12 from €9.98. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations, travel insurance and car rental increased 16.3% to €574.2 million from €493.5 million in the 2010 fiscal year. Revenues from in-flight sales increased 16.4%, to €100.7 million from €86.5 million in the 2010 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 51.5%, from €83.6 million in the 2010 fiscal year to €126.7 million in the 2011 fiscal year. The rate of increase in revenues from all ancillary revenue categories exceeded the increase in overall passengers booked.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2011		2010
	(in millions of euro, except percentage data)

Non-flight Scheduled.....................	€574.2	71.6%	€493.5	74.4%
In-flight Sales...................................	€100.7	12.6%	€86.5	13.0%
Internet-related................................	€126.7	15.8%	€83.6	12.6%
Total..................................................	€801.6	100.0%	€663.6	100.0%

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses remained unchanged at 86.5% in the 2011 fiscal year as compared to the 2010 fiscal year, as the impact of the increase in total revenues was offset by a corresponding increase in operating expenses. In absolute terms, total operating expenses increased 21.5%, from €2,586.0 million in the 2010 fiscal year to €3,141.30 million in the 2011 fiscal year, principally as a result of a 37.3% increase in fuel costs from €893.9 million in the 2010 fiscal year to €1,227.0 million in the 2011 fiscal year. Staff costs, depreciation and amortization maintenance expenses, aircraft rental expenses, route charges, airport handling charges and marketing, distribution and other costs decreased as a percentage of total revenues, while fuel and oil increased. Total operating expenses per ASM increased by 2.5%, with the increase reflecting, principally the increase in passenger capacity (as measured in ASMs) during the 2011 fiscal year and the impact of the higher fuel costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-ASM basis) for the fiscal years ended March 31, 2011 and March 31, 2010 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010	% Change

Staff costs........................................................................................	0.59	0.63	(5.1)%
Depreciation.....................................................................................	0.44	0.44	(0.4)%
Fuel and oil.......................................................................................	1.94	1.67	16.0%
Maintenance, materials and repairs..............................................	0.15	0.16	(7.3)%
Aircraft rentals.................................................................................	0.15	0.18	(14.8)%
Route charges..................................................................................	0.65	0.63	2.9%
Airport and handling charges.......................................................	0.78	0.86	(9.7)%
Marketing, distribution and other................................................	0.26	0.27	(2.4)%
Total operating expenses...............................................................	4.96	4.84	2.5%

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 5.1% on a per-ASM basis, while in absolute terms, these costs increased 12.3%, from €335.0 million in the 2010 fiscal year to €376.1 million in the 2011 fiscal year. The increase in absolute terms was primarily attributable to a 14.7% increase in average headcount to 8,069, which was partially offset by the impact of a Company-wide pay freeze then in effect, the higher proportion of contract crew operating during the year, and the rise, during the year, in the proportion of cabin crew members who earn below-average salaries. Employee numbers rose due to the growth of the business.

Depreciation and amortization.Ryanair's depreciation and amortization per ASM decreased by 0.4%, while in absolute terms these costs increased 18.0% from €235.4 million in the 2010 fiscal year, to €277.7 million in the 2011 fiscal year. The increase was primarily attributable to the addition of 44 owned aircraft (net of disposals) to the fleet during the 2011 fiscal year. See "-Critical Accounting Policies-Long-lived Assets" above.

Fuel and oil. Ryanair's fuel and oil costs per ASM increased by 16.0%, while in absolute terms, these costs increased by 37.3% from €893.9 million in the 2010 fiscal year to €1,227.0 million in the 2011 fiscal year, in each case after giving effect to the Company's fuel hedging activities. The 37.3% increase reflected a 15.8% increase in average fuel prices paid, the impact of a 17.4% increase in the number of hours flown and a 9.9% increase in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) increased 15.8% from €1.52 per U.S. gallon in the 2010 fiscal year to €1.76 per U.S. gallon in the 2011 fiscal year, in each case after giving effect to the Company's fuel hedging activities.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, decreased 7.3% on a per-ASM basis, while in absolute terms these expenses increased by 9.2% from €86.0 million in the 2010 fiscal year to €93.9 million in the 2011 fiscal year. The increase in absolute terms during the fiscal year reflected the additional costs arising from increased line maintenance activity at new bases and costs incurred to satisfy provisions of lease contracts dealing with the condition of aircraft due to be returned in 2010 and 2011.

Aircraft rentals. Aircraft rental expenses amounted to €97.2 million in the 2011 fiscal year, a 1.8% increase from the €95.5 million reported in the 2010 fiscal year, reflecting the net impact of the return of ten aircraft under operating lease and the addition of six aircraft leased during the year.

Route charges and airport and handling charges. Ryanair's route charges per ASM increased 2.9% in the 2011 fiscal year, while airport and handling charges per ASM decreased 9.7%. In absolute terms, route charges increased 22.1%, from €336.3 million in the 2010 fiscal year to €410.6 million in the 2011 fiscal year, primarily as a result of the 8.3% increase in sectors flown. In absolute terms, airport and handling charges increased 7.1%, from €459.1 million in the 2010 fiscal year, to €491.8 million in the 2011 fiscal year, reflecting the overall growth in passenger volumes, partially offset by lower average costs at Ryanair's newer airports and bases.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 2.4% on a per-ASM basis in the 2011 fiscal year, while in absolute terms, these costs increased 15.3%, from €144.8 million in the 2010 fiscal year to €167.0 million in the 2011 fiscal year, with the overall increase primarily reflecting the higher level of activity and increase in airport commissions on revenues generated.

Icelandic ash related costs. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,490 Ryanair flights. The impact on Ryanair's profit before tax totaled €29.7 million consisting of €28.0 million in operating expenses (including passenger compensation of €12.4 million pursuant to Regulation (EC) No. 261/2004 ("EU261") and €1.7 million of other income/expense attributable to the period of flight disruption. The following table sets forth the components of Icelandic volcanic ash related costs associated with each category of operating expense:

Fiscal Year Ended March 31, 2011
(in millions of euro)
Staff costs........................................................................................	€4.6
Depreciation.....................................................................................	€4.7
Fuel and oil.......................................................................................	€0.3
Maintenance, materials and repairs..............................................	-
Aircraft rentals.................................................................................	€2.0
Route charges..................................................................................	€0.1
Airport and handling charges.......................................................	€0.9
Marketing, distribution and other (includes €12.4 million passenger compensation costs pursuant to EU261)..............	€15.4
Total operating expenses...............................................................	€28.0

Operating profit. As a result of the factors outlined above, operating profit increased 2.5% on a per-ASM basis in the 2011 fiscal year, and also increased in absolute terms, from €402.1 million in the 2010 fiscal year to €488.2 million in the 2011 fiscal year. See "Item 3. Key Information-Risk Factors-Ryanair Has Decided to Seasonally Ground Aircraft. The Company's decision to ground aircraft did not have a material impact on the results of the Company for the year ended March 31, 2011 and, at present, is not anticipated to have a material impact on future operations. The Company anticipates that any revenues which could have been generated had the Company operated the grounded aircraft, would have been lower than the operating costs associated with operating these aircraft, due to significantly higher fuel costs, airport charges and taxes. The Company does not anticipate that any material staff costs will be incurred during future periods of the grounding of aircraft, as the relevant staff can be furloughed under the terms of their contract without compensation and the maintenance costs associated with the grounded aircraft will be minimal. However, the Company will still incur aircraft ownership costs comprised of depreciation and amortization costs, lease rentals costs and financing costs.

Finance income. Ryanair's interest and similar income increased 15.8%, from €23.5 million in the 2010 fiscal year to €27.2 million in the 2011 fiscal year reflecting the impact of higher market interest rates which was partially offset by the Company's policy of continuing to place its deposits with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense. Ryanair's interest and similar charges increased 30.2%, from €72.1 million in the 2010 fiscal year to €93.9 million in the 2011 fiscal year, primarily due to the drawdown of debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to increase as Ryanair further expands its fleet.

Foreign exchange (losses) gains.Ryanair recorded foreign exchange losses of €0.6 million in the 2011 fiscal year, as compared with foreign exchange losses of €1.0 million in the 2010 fiscal year, with the different result being primarily due to the strengthening of the U.K. pound sterling and U.S. dollar exchange rates against the euro during the 2011 fiscal year.

Taxation. The effective tax rate for the 2011 fiscal year was 11.0%, as compared to an effective tax rate of 10.5% in the 2010 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%. Ryanair recorded an income tax provision of €46.3 million in the 2011 fiscal year, compared with a tax provision of €35.7 million in the 2010 fiscal year, with the increase primarily reflecting higher pre-tax profits. The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset's recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

FISCAL YEAR 2010 COMPARED WITH FISCAL YEAR 2009

Profit/(loss) after taxation. Ryanair recorded a profit on ordinary activities after taxation of €305.3 million in the 2010 fiscal year, as compared with a loss of €169.2 million in the 2009 fiscal year. This profit was primarily attributable to a 28.9% decrease in fuel and oil costs from €1,257.1 million to €893.9 million, partially offset by a decrease in revenues driven by a 12.7% decline in average fares.

Scheduled revenues. Ryanair's scheduled passenger revenues decreased 0.8%, from €2,343.9 million in the 2009 fiscal year, to €2,324.5 million in the 2010 fiscal year, primarily reflecting a decrease of 12.7% in average fares. The number of passengers booked increased 13.6%, from 58.6 million to 66.5 million, reflecting increased scheduled passenger volumes on existing passenger routes and the successful launch of new bases at Trapani, Pescara, Oporto, Bari, Brindisi, Leeds Bradford, Faro and Oslo (Rygge) in the 2010 fiscal year. There was a one-percentage-point increase in booked passenger load factors from 81% in the 2009 fiscal year to 82% in the 2010 fiscal year.

Passenger capacity (as measured in ASMs) during the 2010 fiscal year increased by 13.5% due to the addition of 51 Boeing 737-800 aircraft (net of disposals), as well as a 12.3% increase in sectors flown and a 1.0% increase in the average length of passenger haul. Scheduled passenger revenues accounted for 77.8% of Ryanair's total revenues for the 2010 fiscal year, compared with 79.7% of total revenues in the 2009 fiscal year.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and Internet-related services (including insurance, accommodation and car rental), increased 11.0%, from €598.1 million in the 2009 fiscal year to €663.6 million in the 2010 fiscal year, while ancillary revenues per booked passenger decreased to €9.98 from €10.22. Revenues from non-flight scheduled operations, including revenues from excess baggage charges, debit and credit card transactions, sales of rail and bus tickets, accommodations, travel insurance and car rental, increased 7.7% to €493.5 million from €458.0 million in the 2009 fiscal year from in-flight sales increased 4.0%, to €86.5 million from €83.2 million in the 2009 fiscal year. Revenues from Internet-related services, primarily commissions received from products sold on Ryanair.com or linked websites, increased 46.9%, from €56.9 million in the 2009 fiscal year to €83.6 million in the 2010 fiscal year. The rate of increase in revenues from Internet-related operations exceeded the increase in overall passengers booked, while the rate of increase in the other categories grew at a slower rate than passenger bookings.

The following table sets forth the components of ancillary revenues earned by Ryanair and each component expressed as a percentage of total ancillary revenues for each of the periods indicated:

	Fiscal Year ended March 31,
	2010		2009
	(in millions of euro, except percentage data)

Non-flight Scheduled.....................	€493.5	74.4%	€458.0	76.6%
In-flight Sales...................................	€86.5	13.0%	€83.2	13.9%
Internet-related................................	€83.6	12.6%	€56.9	9.5%
Total..................................................	€663.6	100.0%	€598.1	100.0%

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses decreased from 96.9% in the 2009 fiscal year to 86.5% in the 2010 fiscal year, reflecting a 28.9% reduction in fuel costs from €1,257.1 million in the 2009 fiscal year, to €893.9 million in the 2010 fiscal year. In absolute terms, total operating expenses decreased 9.2%, from €2,849.4 million in the 2009 fiscal year to €2,586.0 million in the 2010 fiscal year, principally as a result of the aforementioned decrease in fuel costs, which was partially offset by incremental increases in certain operating expenses associated with the 13.5% increase in booked passenger volumes and the 12.3% increase in the number of sectors flown. Maintenance expenses, aircraft rental expenses and route charges increased as a percentage of total revenues, while staff, depreciation and amortization, fuel and oil, airport and handling charges and marketing, distribution and other costs decreased. Total operating expenses per ASM decreased by 20.1%, with the decrease reflecting, principally, the increase in passenger capacity (as measured in ASMs) during the 2010 fiscal year and the impact of the lower fuel costs.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per-ASM basis) for the fiscal years ended March 31, 2010 and March 31, 2009 under IFRS. These data are calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of ASMs in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009	% Change

Staff costs........................................................................................	0.63	0.66	(4.6)%
Depreciation.....................................................................................	0.44	0.54	(19.0)%
Fuel and oil.......................................................................................	1.67	2.67	(37.4)%
Maintenance, materials and repairs..............................................	0.16	0.14	13.4%
Aircraft rentals.................................................................................	0.18	0.17	7.6%
Route charges..................................................................................	0.63	0.61	3.4%
Airport and handling charges.......................................................	0.86	0.94	(8.8)%
Marketing, distribution and other................................................	0.27	0.32	(16.0)%
Total operating expenses...............................................................	4.84	6.05	(20.1)%

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased 4.6% on a per-ASM basis, while in absolute terms, these costs increased 8.3%, from €309.3 million in the 2009 fiscal year to €335.0 million in the 2010 fiscal year. The increase in absolute terms was primarily attributable to a 10.4% increase in average headcount to 7,032, which was partially offset by the impact of a Company-wide pay freeze, the higher proportion of contract crew operating during the year, and the rise, during the year, in the proportion of cabin crew members who earn below-average salaries. Employee numbers rose due to the growth of the business.

Depreciation and amortization.Ryanair's depreciation and amortization per ASM decreased by 19.0%, while in absolute terms these costs decreased 8.1% from €256.1 million in the 2009 fiscal year, to €235.4 million in the 2010 fiscal year. The decrease was recorded notwithstanding the addition of 39 owned aircraft (net of disposals) to the fleet during the 2010 fiscal year, as the figure for the 2009 fiscal year had included accelerated depreciation of €51.6 million in relation to aircraft disposals during the year and an agreement to dispose of additional aircraft in the 2010 fiscal year, while there was no such accelerated depreciation recognized in the 2010 fiscal year. See "-Critical Accounting Policies-Long-lived Assets" above.

Fuel and oil. Ryanair's fuel and oil costs per ASM decreased by 37.4%, while in absolute terms, these costs decreased by 28.9% from €1,257.1 million in the 2009 fiscal year to €893.9 million in the 2010 fiscal year, in each case after giving effect to the Company's fuel hedging activities. The 28.9% decrease reflected a 35.6% decrease in average fuel prices paid, the impact of which was partially offset by a 12.8% increase in the number of hours flown and a 1.0% increase in the average sector length. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, and aircraft de-icing costs. The average fuel price paid by Ryanair (calculated by dividing total fuel costs by the number of U.S. gallons of fuel consumed) decreased 35.6% from €2.35 per U.S. gallon in the 2009 fiscal year to €1.52 per U.S. gallon in the 2010 fiscal year, in each case after giving effect to the Company's fuel hedging activities.

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance and the overhaul of spare parts, increased 13.4% on a per-ASM basis, while in absolute terms these expenses increased by 28.7% from €66.8 million in the 2009 fiscal year to €86.0 million in the 2010 fiscal year. The increase in absolute terms during the fiscal year reflected an increase in the average number of leased Boeing 737-800 aircraft, which grew from 40 to 50 during the year, additional costs arising from increased line maintenance activity at new bases and costs incurred to satisfy provisions of lease contracts dealing with the condition of aircraft due to be returned in 2010 and 2011. These factors were offset in part by the positive impact of the weakening of the euro against the U.S. dollar during the period, as many of these expenses are denominated in U.S. dollars.

Aircraft rentals. Aircraft rental expenses amounted to €95.5 million in the 2010 fiscal year, a 22.1% increase from the €78.2 million reported in the 2009 fiscal year, reflecting an increase in the weighted average number of leased Boeing 737-800 aircraft by ten, bringing the total to 50 during the 2010 fiscal year, the negative effect of which was somewhat offset by lower lease rates and the impact of a weaker euro versus the U.S. dollar.

Route charges and airport and handling charges. Ryanair's route charges per ASM increased 3.4% in the 2010 fiscal year, while airport and handling charges per ASM decreased 8.8%. In absolute terms, route charges increased 17.3%, from €286.6 million in the 2009 fiscal year to €336.3 million in the 2010 fiscal year, primarily as a result of the 12.3% increase in sectors flown. In absolute terms, airport and handling charges increased 3.5%, from €443.4 million in the 2009 fiscal year, to €459.1 million in the 2010 fiscal year, reflecting the overall growth in passenger volumes, partially offset by lower average costs at Ryanair's newer airports and bases.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased 16.0% on a per-ASM basis in the 2010 fiscal year, while in absolute terms, these costs decreased 4.7%, from €151.9 million in the 2009 fiscal year to €144.8 million in the 2010 fiscal year, with the overall decrease primarily reflecting the achievement of cost reductions, through an increased focus on Internet-based selling.

Operating profit. As a result of the factors outlined above, operating profit more than tripled on a per-ASM basis in the 2010 fiscal year, and also increased sharply in absolute terms, from €92.6 million in the 2009 fiscal year to €402.1 million in the 2010 fiscal year.

Finance income. Ryanair's interest and similar income decreased 68.8%, from €75.5 million in the 2009 fiscal year to €23.5 million in the 2010 fiscal year reflecting the combined impact of lower market interest rates and a shift in the Company's policy towards placing its deposits with highly rated and guaranteed financial institutions which typically provide a lower yield, which factors were partially offset by higher average cash balances on hand.

Finance expense. Ryanair's interest and similar charges decreased 44.7%, from €130.5 million in the 2009 fiscal year to €72.1 million in the 2010 fiscal year, primarily due to the impact of lower market interest rates, the impact of which was partly offset by the drawdown of debt related to the acquisition of additional Boeing 737-800 aircraft. These costs are expected to increase as Ryanair further expands its fleet.

Foreign exchange (losses) gains.Ryanair recorded foreign exchange losses of €1.0 million in the 2010 fiscal year, as compared with foreign exchange gains of €4.4 million in the 2009 fiscal year, with the different result being primarily due to the strengthening of the U.K. pound sterling and U.S. dollar exchange rates against the euro during the 2010 fiscal year.

Taxation. The effective tax rate for the 2010 fiscal year was 10.5%, as compared to a tax benefit of (6.3%) in the 2009 fiscal year. The effective tax rate reflects the statutory rate of Irish corporation tax of 12.5%, the positive impact of the reduced rates of tax applicable to Internet-related businesses and the loss due to the impairment of the Company's available-for-sale financial asset (its Aer Lingus holding, which is not subject to corporation tax). Ryanair recorded an income tax provision of €35.7 million in the 2010 fiscal year, compared with a tax credit of €11.3 million in the 2009 fiscal year (the tax credit of €11.3 million was primarily due to the recognition of a deferred tax asset of €34.3 million in respect of net operating losses incurred and available to carry forward to future periods). The determination regarding the recoverability of the deferred tax asset was based on future income forecasts, which demonstrated that it was more likely than not that future profits would be available in order to utilize the deferred tax asset. A deferred tax asset's recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

SEASONAL FLUCTUATIONS

The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Ryanair typically records higher revenues and income in the first half of each fiscal year ended March 31 than the second half of such year.

RECENTLY ISSUED ACCOUNTING STANDARDS

Please see Note 1 to the consolidated financial statements included in Item 18 for information on recently issued accounting standards that are material to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-The Company Will Incur Significant Costs Acquiring New Aircraft" for more information about risks relating to liquidity and capital resources. The Company had cash and liquid resources at March 31, 2011 and 2010 of €2,940.6 million and €2,813.4 million, respectively. The increase at March 31, 2011 primarily reflects cash generated from operating activities of €786.3 million offset in part by the cash used to fund the purchase of property, plant, and equipment - primarily 44 new Boeing 737-800 aircraft and the payment of a €500.0 million dividend to shareholders. During the 2011 fiscal year, the Company funded its €897.2 million in purchases of property, plant, and equipment out of €991.4 million in loans. Cash and liquid resources included €42.9 million in cash and cash equivalents and €67.8 million in "restricted cash" held on deposit as collateral for certain derivative financial instruments entered into by the Company with respect to its aircraft financing obligations and other banking arrangements at March 31, 2011 and 2010, respectively. See "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

The Company's net cash inflows from operating activities in the 2011 and 2010 fiscal years amounted to €786.3 million and €871.5 million, respectively. During the last two fiscal years, Ryanair's primary cash requirements have been for operating expenses, additional aircraft, including advance payments in respect of new Boeing 737-800s and related flight equipment, payments on related indebtedness and payments of corporation tax as well as share buy-backs and the payment of a €500.0 million special dividend to shareholders. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related bank loans.

The Company's net cash used in investing activities in fiscal years 2011 and 2010 totaled €474.0 million and €1,549.1 million, respectively, primarily reflecting the Company's capital expenditures, and investment of cash with maturities of greater than three months, as described in more detail below.

The Company's net cash provided by financing activities totaled €238.1 million in the 2011 fiscal year and €572.3 million in the 2010 fiscal year, largely reflecting the receipt of proceeds from long-term borrowings of €991.4 million and €788.1 million in fiscal years 2011 and 2010, respectively, offset in part by repayments of long-term borrowings of €280.7 million and €230.3 million in fiscal years 2011 and 2010, respectively and the payment of a €500.0 million special dividend to shareholders in fiscal year 2011.

Capital Expenditures. The Company's net cash outflows for capital expenditures in fiscal years 2011 and 2010 were €897.2 million and €997.8 million, respectively. Ryanair has funded a significant portion of its acquisition of new Boeing 737-800 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by Ex-Im Bank. At March 31, 2011, Ryanair had a fleet of 272 Boeing 737-800 aircraft, the majority of which (185 aircraft) were funded by Ex-Im Bank-guaranteed financing. Other sources of on-balance-sheet aircraft financing utilized by Ryanair are Japanese Operating Leases with Call Options ("JOLCOs"), which are treated as finance leases (30 of the aircraft in the fleet as of March 31, 2011) and commercial debt financing (6 of the aircraft in the fleet as of March 31, 2011). 51 Boeing 737-800 aircraft in Ryanair's fleet at March 31, 2011 were financed through operating lease arrangements. Of the 50 new Boeing 737-800 aircraft which Ryanair took delivery of between April 1, 2010 and March 31, 2011, 10 were financed through JOLCO's, 6 through sale-and-leaseback financings and the remainder through Ex-Im Bank guaranteed-financing. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2012 fiscal year.

The table on the following page summarizes the delivery schedule for the Boeing 737-800 aircraft Ryanair has purchased, or is required to purchase, under its past and current contracts with Boeing, including through the exercise of purchase options. These Boeing 737-800s are identical in all significant respects, having 189 seats and the same cockpit and engine configuration. The table also provides details of the "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each of these aircraft. The Basic Price for each of the firm-order aircraft to be delivered pursuant to the 2005 Boeing contract, as well as for each of the firm-order aircraft that remained to be delivered and purchase options outstanding under the prior contracts at January 1, 2005, will be increased by (a) an estimated $900,000 per aircraft for certain "buyer furnished" equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price of any individual aircraft to reflect increases in the published U.S. Employment Cost and Producer Price indices from the time the Basic Price is set through the time six months prior to the delivery of such aircraft. The Basic Price is also subject to decrease to take into account certain concessions granted to the Company by Boeing pursuant to the terms of the contracts. These concessions take the form of credit memoranda, which the Company may apply towards the purchase of goods and services from Boeing or towards certain payments in respect of the purchase of the aircraft. These credit memoranda are generally incorporated into Boeing's final aircraft invoices and thus reduce the amount paid by Ryanair for aircraft. Boeing and CFM International S.A. (the manufacturer of the CFM56-7B engines that power the Boeing 737-800 aircraft) have also agreed to give the Company certain allowances for promotional and other activities, as well as provide other goods and services to the Company on concessionary terms. As a result of credit memoranda received from Boeing, the effective price of each aircraft purchased in the past has been, and the effective prices of aircraft to be delivered in the future are expected to be, significantly below the unadjusted Basic Prices in the table on the following page.

Aircraft Delivery Schedule

Deliveries and Scheduled Deliveries in the Fiscal Year ending March 31,	1998 Boeing Contract (Incl. Options)	2002 Boeing Contract (Incl. Options)	2003 Boeing Contract (Incl. Options)	2005 Boeing Contract (Incl. Options)	737-800 Disposals	Total No. of Boeing 737-800 Aircraft
1999...........................	1	-	-	-	-	1
2000...........................	4	-	-	-	-	4
2001...........................	10	-	-	-	-	10
2002...........................	5	-	-	-	-	5
2003...........................	8	5	-	-	-	13
2004...........................	-	18	-	-	-	18
2005...........................	-	13	14	-	-	27
2006...........................	-	16	9	-	-	25
2007...........................	-	27	1	2	-	30
2008...........................	-	21	-	15	(6)	30
2009...........................	-	3	-	32	(17)(a)	18
2010...........................	-	-	-	54	(3)	51
2011...........................	-	-	-	50	(10)	40
Total as of March 31, 2011.....	28	103	24	153	(36)	272

2012...........................	-	-	-	25(c)	(3)	22
2013...........................	-	-	-	15	(10)	5
Expected Total as of March 31, 2013.................	28	103	24	193	(49)(b)	299

Basic Price per aircraft (unadjusted) (in millions)...............................	$47	$51	$51	$51
______________

(a)    This includes the aircraft that was involved in the bird strike incident at Rome (Ciampino) airport in November 2008, which has not been sold and remains the property of Ryanair. The Company will not return this aircraft to service.

(b)   At June 30, 2011 the Company had sold and re-delivered a cumulative total 35 Boeing 737-800 aircraft. The Company expects to dispose of 13 further aircraft before March 2013 (which, when added to the 35 completed disposals, and the aircraft disabled by the bird strike and thus listed as a disposal, brings the total number of disposals to 49). To this end, the Company may choose to dispose of aircraft through sale and/or non-renewal of a number of operating leases due to expire between fiscal 2012 and fiscal 2013.

(c)    On December 18, 2009, Ryanair exercised 10 options for aircraft due for delivery in September, October and November 2012. In addition the Company has deferred 15 aircraft deliveries due for delivery in September, October and November 2010 to January, February, March and April 2012.

As can be seen from the delivery schedule table on the preceding page, delivery of the Boeing 737-800s already ordered will enable the Company to increase the size of its summer schedule fleet by 22 additional aircraft (net of planned disposals) in fiscal year 2012 and by five additional aircraft (net of planned disposals) in fiscal year 2013 thereby increasing the size of the fleet, which is expected to total 299 at the end of that period (assuming that the planned disposal and/or lease return of 13 such aircraft is completed on schedule). If traffic growth proves to be greater than can be satisfied by these new aircraft, the Company may decide to retain some of the 13 aircraft planned for disposal and or lease return.

Capital Resources. Ryanair's long-term debt (including current maturities) totaled €3,649.4 million at March 31, 2011 and €2,956.2 million at March 31, 2010, with the increase being primarily attributable to financing of new aircraft. Please see the table "Obligations Due by Period" below for more information on Ryanair's long-term debt (including current maturities) and finance leases as of March 31, 2011. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on, the Company's borrowings.

The Company's purchase of the 50 Boeing 737-800 aircraft delivered in the 2011 fiscal year has been funded by a combination of financing solutions, including bank loans supported by Ex-Im Bank guarantees (34 aircraft), JOLCO's (10 aircraft) and sale-and-leaseback financings (6 aircraft). At March 31, 2011, the majority of the aircraft in Ryanair's fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product ("Eximbond"). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities is on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank. As of July 22, 2011, the Company does not have any unused or undrawn debt or loan financing facilities.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. Approximately 44% of the loans for the aircraft acquired under the above facilities are not covered by such swaps and have therefore remained at floating rates linked to EURIBOR, with the interest rate exposure from these loans largely hedged by placing a similar amount of cash on deposit at floating interest rates. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with maturities between 7 and 12 years in respect of approximately 56% of its outstanding debt financing at March 31, 2011 and of this total approximately 31% of this debt has been partially swapped, with the relevant swaps covering the first 7 years of the 12-year amortizing period.

The table below illustrates the effect of swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's total outstanding debt at March 31, 2011. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Exposure and Hedging" for additional details on the Company's hedging transactions.

At March 31, 2011	EUR	EUR
	Fixed	Floating
	(millions)
Borrowing profile before swap transactions....................................	777.5	2,871.9
Interest rate swaps - Debt swapped from floating to fixed...........	1,266.2	(1,266.2)
Borrowing profile after swap transactions.......................................	2,043.7	1,605.7

The weighted-average interest rate on the cumulative borrowings under these facilities of €3,649.4 million at March 31, 2011 was 2.9%. Ryanair's ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737-800 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise).

Ex-Im Bank's policy on facilities of this type is to issue a binding final commitment approximately six months prior to delivery of each aircraft being financed. Ex-Im Bank has already issued final binding commitments and related guarantees with respect to the 185 (net of 25 aircraft disposals) Ex-Im Bank-financed Boeing 737-800 aircraft delivered between 2000 and March 31, 2011. Ex-Im Bank's final binding commitment is also subject to certain conditions set forth in the documentation for facilities and the Ex-Im Bank guarantee. These conditions include, among other things, the execution of satisfactory documentation, the creation and maintenance of the lease and related arrangements described below, that Ryanair provide satisfactory security interests in the aircraft (and related assets) in favor of Ex-Im Bank and the lenders, and that the subject aircraft be registered in Ireland, be covered by adequate insurance and maintained in a manner acceptable to Ex-Im Bank. Ryanair expects that any future commitments or guarantees issued by Ex-Im Bank will contain similar conditions. The terms of the facilities and the Ex-Im Bank guarantee require that Ryanair pay certain fees in connection with such financings. In particular, these fees include arrangement fees paid to the facility arranger, and a commitment fee based on the unutilized and non-cancelled portion of the guarantee commencing 60 days from the date of issuance of the guarantee and payable semi-annually in arrears. An exposure fee for the issuance of the guarantee on the date of delivery is also payable to Ex-Im Bank (based on the amount of the guarantee). Ryanair's payment of the applicable exposure fee to Ex-Im Bank (based on the amount of the loan provided) is eligible for financing under the facilities. Ryanair anticipates that similar fees will be incurred as additional aircraft are delivered and financed.

As part of its Ex-Im Bank guarantee-based financing of the Boeing 737-800s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to the 185 aircraft delivered and remaining in the fleet as of March 31, 2011 rests with a number of United States special purpose vehicles (the "SPVs") in which Ryanair has no equity or other interest. The SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

The shares of the SPVs (which are owned by an unrelated charitable association) are in turn pledged to a security trustee in favor of Ex-Im Bank and the lenders. Ryanair operates each of the aircraft pursuant to a finance lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's consolidated financial statements.

At June 30, 2011, Ryanair had mandated a lender to provide financing for up to five of its firm-order Boeing 737-800 aircraft under a sale and leaseback transaction. The Company expects to finance the remaining 35 Boeing 737-800 aircraft it is obligated to purchase under its contracts with Boeing by November 2012 through the use of similar financing arrangements based on Ex-Im Bank guarantees, bank debt provided by commercial banks, and finance and operating leases, including via sale-and-leaseback transactions such as those described below, other capital markets products, as well as cash flow generated from the Company's operations. It is expected that any future Ex-Im Bank guarantee-based financing will also be subject to terms and conditions similar to those described above. However, no assurance can be given that such financing will be available to Ryanair, or that the terms of any such financing will be as advantageous to the Company as those available at the time of the facilities. Any inability of the Company to obtain financing for the new aircraft on advantageous terms could have a material adverse effect on its business, results of operation and financial condition.

The Company financed 61 of the Boeing 737-800 aircraft delivered between December 2003 and March 2011 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2011, 10 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2011, Ryanair had 51 operating lease aircraft in the fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. Five of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under two of the remaining five leases into fixed-rate rental payments. Thirty of these leases are denominated in euro and require Ryanair to make fixed rental payments over the term of the lease. The remaining sixteen operating leases are U.S. dollar-denominated and two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while a further 14 require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the 51 remaining operating lease aircraft as at March 31, 2011, on pre-determined terms. Three operating lease arrangements will mature during the year ended March 31, 2012. The Company has decided not to extend any of these operating leases for a secondary lease period. In addition to the above, the Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2011 with 13-year euro-denominated JOLCOs. These structures are accounted for as finance leases and are initially recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. Six aircraft have been financed through euro-denominated 12-year amortizing commercial debt transactions.

Since, under each of the Company's operating leases, the Company has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and amortized.

In 2000, Ryanair purchased a Boeing 737-800 flight simulator from CAE Electronics Limited of Quebec, Canada ("CAE"). The simulator is being used for pilot training purposes. The gross purchase price of the simulator and the necessary software was approximately $10 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. The Company financed this expenditure with a 10-year euro-denominated loan provided by the Export Development Corporation of Canada for up to 85% of the net purchase price, with the remainder provided by cash flows from operations.

In 2002, Ryanair entered into a contract to purchase three additional Boeing 737-800 flight simulators from CAE. The first of these simulators was delivered in 2004 and the second and third simulators were delivered in the 2008 fiscal year. The gross price of each simulator was approximately $10.3 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda. In September 2006 Ryanair entered into a new contract with CAE to purchase five B737NG Level B flight simulators. The first two of these simulators were delivered in the 2009 fiscal year. This contract also provides Ryanair with an option to purchase another five such simulators. The gross price of each simulator is approximately $8 million, not taking into account certain price concessions provided by the seller in the form of credit memoranda and discounts.

Contractual Obligations. The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2011. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 23 to the consolidated financial statements included in Item 18.

The amounts listed under "Finance Lease Obligations" reflect the Company's obligations under its JOLCOs. See "Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources."

The amounts listed under "Purchase Obligations" in the table reflect obligations for aircraft purchases and are calculated by multiplying the number of aircraft the Company is obligated to purchase under its current agreements with Boeing during the relevant period by the Basic Price for each aircraft pursuant to the relevant contract, with the dollar-denominated Basic Price being converted into euro at an exchange rate of $1.4207 = €1.00 (based on the European Central Bank Rate on March 31, 2011). The relevant amounts therefore exclude the effect of the price concessions granted to Ryanair by Boeing and CFM, as well as any application of the Escalation Factor. As a result, Ryanair's actual expenditures for aircraft during the relevant periods will be lower than the amounts listed under "Purchase Obligations" in the table.

With respect to purchase obligations under the terms of the 2005 Boeing contract, the Company was required to pay Boeing 1% of the Basic Price of each of the 70 firm-order Boeing 737-800 aircraft at the time the contract was signed in February 2005, and will be required to make periodic advance payments of the purchase price for each aircraft it has agreed to purchase during the course of the two-year period preceding the delivery of each aircraft. As a result of these required advance payments, the Company will have paid up to 30% of the Basic Price of each aircraft prior to its delivery (including the addition of an estimated "Escalation Factor" but before deduction of any credit memoranda and other concessions); the balance of the net price is due at the time of delivery.

The amounts listed under "Operating Lease Obligations" reflect the Company's obligations under its aircraft operating lease arrangements.

Obligations Due by Period

Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
	(millions)
Long-term Debt (a).........................	€2,802.2	€288.0	€295.8	€912.1	€1,306.3
Finance Lease Obligations...........	847.2	48.8	51.0	211.7	535.7
Purchase Obligations....................	1,433.5	895.9	537.6	-	-
Operating Lease Obligations .......	590.5	100.2	136.5	189.0	164.8
Total Contractual Obligations......	€5,673.4	€1,332.9	€1,020.9	€1,312.8	€2,006.8
______________
(a) For additional information on Ryanair's long-term debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

OFF-BALANCE SHEET TRANSACTIONS

Ryanair uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees and operating lease commitments. Details of each of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below.

Operating Lease Commitments. The Company has entered into a number of sale-and-leaseback transactions in connection with the financing of a number of aircraft in its fleet. See "-Liquidity and Capital Resources-Capital Resources" above for additional information on these transactions.

Guarantees. Ryanair Holdings has provided an aggregate of €5,349.6 million in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans and bank advances, including those relating to aircraft financing and related hedging transactions. All of these guarantees are eliminated in the Company's consolidated balance sheet.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information-Risk Factors," "-Business Overview," "-Recent Operating Results," "-Results of Operations," "-Liquidity and Capital Resources" and "Item 4. Information on the Company-Strategy-Responding to Current Challenges" above.

INFLATION

Inflation did not have a significant effect on the Company's results of operations and financial condition during the three fiscal years ended March 31, 2011.

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of June 30, 2011:

Name	Age	Positions
David Bonderman (a)(b).......................................	68	Chairman of the Board and Director
Emmanuel Faber (g)...............................................	47	Director (resigned September 22, 2010)
Michael Horgan (d)...............................................	74	Director
Klaus Kirchberger (e)............................................	53	Director
Charles McCreevy ................................................	61	Director
Declan McKeon (c)...............................................	60	Director
Kyran McLaughlin (a)(b)(c).................................	67	Director
Michael O'Leary (a)(b)(f).....................................	50	Director and Chief Executive Officer
James Osborne (a)(c)(e)........................................	62	Director
Paolo Pietrogrande (e)..........................................	54	Director
______________

(a) Member of the Executive Committee.

(b) Member of the Nomination Committee.

(c) Member of the Audit Committee.

(d) Member of the Air Safety Committee.

(e) Member of the Remuneration Committee.

(f) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

(g) Emmanuel Faber's term of office expired last year and he did not offer himself for re-election at the Annual General Meeting on September 22, 2010.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. In 1992, Mr. Bonderman co-founded TPG (formerly known as Texas Pacific Group), a private equity investment firm. He currently serves as an officer and director of the general partner and manager of TPG. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the following public companies: Armstrong World Industries, Inc., CoStar Group, Inc. and General Motors Company. Mr. Bonderman is a U.S. citizen.

Emmanuel Faber (Director). Emmanuel Faber served as a director since September 2002. He holds the title of Co Chief Operating Officer for Group Danone and also serves as a director of a number of French public companies. Mr. Faber is a French citizen. Mr. Faber's term of office expired last year and he did not offer himself for re-election at the Annual General Meeting on September 22, 2010.

Michael Horgan (Director). Michael Horgan has served as a director since January 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company's Air Safety Committee. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director since September 2002. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Charles McCreevy (Director). Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993). Mr. McCreevy also serves on the Board of Directors of BNY Mellon Clearing International Limited, Sports Direct International plc and Worldspreads Group plc. Mr. McCreevy is an Irish citizen.

Declan McKeon (Director). Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers and continues to act as a consultant to PricewaterhouseCoopers. He is currently a director and member of the audit committee of Icon plc. Mr. McKeon is an Irish citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin also serves on the Board of Directors of Elan Corporation plc, and he also serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

Michael O'Leary (Executive Director). Michael O'Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O'Leary was appointed chief executive officer of Ryanair on January 1, 1994. Mr. O'Leary is an Irish citizen.

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors. He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

Paolo Pietrogrande (Director). Paolo Pietrogrande has served as a director since 2001. He is presently Chairman of Netplan Management Consulting, LLC. A chemical engineer by training, he has served as an executive at a number of multinational companies. Mr. Pietrogrande currently serves on the board of AMKA Onlus (Not for Profit Company) and Camco International (LSE: CAO) where he is also chairman of the audit committee. He  also serves on the advisory board of Wheb Ventures. Mr. Pietrogrande is a U.S. citizen.

The Board of Directors has established a number of committees, including the following:

Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Messrs. Bonderman, McLaughlin, O'Leary and Osborne are the members of the Executive Committee.

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. The Board of Directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Messrs. Osborne, Pietrogrande and Kirchberger are the members of the Remuneration Committee.

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. McLaughlin, McKeon and Osborne are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), a senior independent non-executive director, Mr. McLaughlin, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ National Market ("NASDAQ") and the U.S. federal securities laws.

Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman, McLaughlin and O'Leary are the members of the Nomination Committee.

Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is composed of Mr. Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of stockholders to give directions to the directors by way of ordinary resolutions. Every director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A director may designate an alternate director to attend any Board of Directors meeting, and such alternate director shall have all the rights of a director at such meeting.

The quorum for a meeting of the Board of Directors, unless another number is fixed by the directors, consists of three directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of any action by the Board of Directors.

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly the terms of Mr. David Bonderman, Mr. James Osborne and Mr. Michael O'Leary will have expired, and they will be eligible to offer themselves for re-election at the annual general meeting scheduled to be held on September 29, 2011.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

•      The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

•      The Company is exempt from NASDAQ's requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the "Irish Listing Rules") governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ's audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

•      NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

•      NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Acts. Details of our annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Acts and the Company's Articles of Association. ADS holders may provide instructions to The Bank of New York, as depositary, as to the voting of the underlying Ordinary Shares represented by such ADSs. Alternatively, ADS holders may convert their holding to Ordinary Shares, subject to compliance with the nationality ownership rules, in order to be eligible to attend our annual general meetings or other shareholder meetings.

The Company also follows certain other practices under the Combined Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

•      Independence. NASDAQ requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company's annual report. The Board of Directors has determined that each of the Company's eight non-executive directors is "independent" under the standards set forth in the Combined Code. Under the Combined Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 4200(a)(15). Instead, the Board of Directors determines whether the director is "independent in character and judgment," and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. Under the Combined Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Combined Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company's advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the eight non-executive directors is independent under the Combined Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Horgan and Pietrogrande. When arriving at the decision that these directors are nonetheless independent, the Board of Directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the Combined Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

•      CEO compensation. The NASDAQ rules require that an issuer's chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the Combined Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2011:

Name	Age	Position

Michael Cawley..............................................	57	Deputy Chief Executive; Chief Operating Officer
Ray Conway...................................................	56	Chief Pilot
Caroline Green................................................	47	Director of Customer Service
Michael Hickey..............................................	48	Director of Engineering
Juliusz Komorek.............................................	33	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar.................................................	50	Deputy Chief Executive; Chief Financial Officer
David O'Brien.................................................	47	Director of Flight Operations and Ground Operations
Michael O'Leary............................................	50	Chief Executive Officer
Edward Wilson...............................................	47	Director of Personnel and In-flight

Michael Cawley (Deputy Chief Executive; Chief Operating Officer). Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland's largest private companies and the main distributor for Peugeot and Citröen automobiles in Ireland.

Ray Conway (Chief Pilot). Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 18 years, including Fleet Captain of the BAC1-11 and Boeing 737-200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the Irish government jet.

Caroline Green (Director of Customer Service). Caroline Green was appointed Director of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

Michael Hickey (Director of Engineering). Michael Hickey has served as Director of Engineering since January 2000. Michael has held a wide range of senior positions within the Engineering Department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

Juliusz Komorek (Director of Legal & Regulatory Affairs; Company Secretary). Juliusz Komorek was appointed Company Secretary and Director of Legal and Regulatory Affairs in May 2009, having served as Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission's Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, the largest integrated dairy food processing company in the world, in Riyadh, Saudi Arabia, from 1988 to 1992.

David O'Brien (Director of Flight Operations and Ground Operations). David O'Brien was appointed Director of Flight Operations and Ground Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair from May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager for Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight for Ryanair.

Michael O'Leary (Chief Executive Officer). Michael O'Leary has served as a director of Ryanair since November 1988 and was appointed Chief Executive Officer on January 1, 1994.

Edward Wilson (Director of Personnel and In-flight). Edward Wilson was appointed Director of Personnel and In-flight in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight sitting non-executive directors and nine executive officers named above in the 2011 fiscal year was €5.2 million. For details of Mr. O'Leary's compensation in such fiscal year, see "-Employment and Bonus Agreement with Mr. O'Leary" below.

Each of Ryanair Holdings' eight non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2011 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company's employees, including the executive officers, see "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries," as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O'Leary

Mr. O'Leary's current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months' notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive Officer at a current annual gross salary of €595,000, subject to any increases that may be agreed between the Company and Mr. O'Leary. Mr. O'Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company; the amount of such bonuses paid to Mr. O'Leary in the 2011 fiscal year totaled €440,000. Mr. O'Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the number of Ryanair's personnel at each of March 31, 2011, 2010 and 2009:

Classification	Number of Personnel at March 31, 2011	Number of Personnel at March 31, 2010	Number of Personnel at March 31, 2009

Management..........................................	95	99	99
Administrative.......................................	275	276	271
Maintenance..........................................	149	180	202
Ground Operations...............................	268	297	384
Pilots.......................................................	2,344	2,032	1,852
Flight Attendants..................................	5,429	4,284	3,808
Total........................................................	8,560	7,168	6,616

Ryanair's pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair's flight attendants is devoted to safety procedures, and cabin crew are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2011, the average age of Ryanair's pilots was 34.7 years and their average period of employment with Ryanair was 4.0 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies. Ryanair had 1,694 such pilots from these agencies as of March 31, 2011. These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. Ryanair had 3,339 such flight attendants as of March 31, 2011. These contract flight attendants are included in the table above.

Ryanair has licensed IAA-approved organizations in Sweden and the Netherlands to operate pilot training courses using Ryanair's syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position operating on Ryanair aircraft. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair's employees earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2011 fiscal year, such productivity-based incentive payments accounted for approximately 40% of an average flight attendant's total earnings and approximately 37% of the typical pilot's compensation. Pilots at all Ryanair bases are covered by four-year agreements on pay, allowances and rosters which variously fall due for negotiation between 2013 and 2015. In March 2011, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base agreements, which had been frozen since 2009. Most employees who were not covered by base agreements had their salary increased by 2%. Ryanair's pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2011 fiscal year, the average flight-hours for Ryanair's pilots amounted to approximately 68 hours per month and approximately 820 hours for the complete year, an 8% increase on the previous fiscal year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair considers its relations with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees" ("ERCs") regarding pay, work practices and conditions of employment, including conducting formal negotiations with these internal collective bargaining units. Ryanair's senior management has quarterly meetings with the different ERCs to discuss all aspects of the business and those issues that specifically relate to each relevant employee group.

On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.'s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair's pilots in relevant bargaining units, as determined by the CAC but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions.

Ryanair Holdings' shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

Item 7. Major Shareholders and Related Party Transactions

As of June 30, 2011, 1,490,730,223 Ordinary Shares were outstanding. At that date, 118,335,860 ADRs, representing 591,679,300 Ordinary Shares, were held of record in the United States by 77 holders, and represented in the aggregate 39.7% of the number of Ordinary Shares then outstanding. See "Item 10. Additional Information—Articles of Association" and "—Limitations on Share Ownership by Non-EU Nationals."

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2011, June 30, 2010 and June 30, 2009, the latest practicable date prior to the Company's publication of its statutory annual report in each of the relevant years.

	As of June 30, 2011		As of June 30, 2010	As of June 30, 2009
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Capital Research and Management Company.................................................	242,547,995	16.3%	227,952,645	15.4%	195,559,515	13.2%
BlackRock Inc.............................................	82,794,588	5.6%	Not Reportable	n/a	Not Reportable	n/a
Manning and Napier...................................	76,774,465	5.2%	Not Reportable	n/a	Not Reportable	n/a
Michael O'Leary .......................................	55,081,256	3.7%	60,035,418	4.0%	60,000,016	4.1%
Lloyds Banking Group ..............................	50,892,144	3.4%	Not Reportable	n/a	Not Reportable	n/a
Gilder Gagnon Howe & Co. LLC (a)	Not Reportable	n/a	Not Reportable	n/a	76,570,295	5.2%
FMR LLC (a).............................................	Not Reportable	n/a	Not Reportable	n/a	64,938,500	4.4%
FIL Limited (a)...........................................	Not Reportable	n/a	Not Reportable	n/a	62,235,643	4.2%
Chieftain Capital Management Inc (a)........	Not Reportable	n/a	Not Reportable	n/a	52,789,800	3.6%

______________

(a) These shareholdings are below the reportable threshold in Ireland of 3% as of June 30, 2011 and are therefore undisclosed.

 As of June 30, 2011, the directors and executive officers of Ryanair Holdings as a group owned 69,932,771 Ordinary Shares, representing 4.69% of Ryanair Holdings' outstanding Ordinary Shares as of such date. See also Note 19(d) to the consolidated financial statements included herein. Each of our shareholders has identical voting rights with respect to its Ordinary Shares.

RELATED PARTY TRANSACTIONS

The Company has not entered into any "related party transactions" as defined in Item 7.B. of Form 20-F in the three fiscal years ending March 31, 2011 or in the period from March 31, 2011 to the date hereof.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to "Item 18. Financial Statements."

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any of such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as otherwise described below.

EU State Aid-Related Proceedings. On December 11, 2002, the European Commission announced the launch of an investigation into the 2001 agreement among Ryanair, the Brussels (Charleroi) airport and the government of the Walloon Region of Belgium, the owner of the airport, which enabled the Company to launch new routes and base up to four aircraft at Brussels (Charleroi). The European Commission's investigation was based on an anonymous complaint alleging that Ryanair's arrangements with Brussels (Charleroi) constituted illegal state aid.

The European Commission issued its decision on February 12, 2004. As regards the majority of the arrangements between Ryanair, the airport and the region, the European Commission found that although they constituted state aid, they were nevertheless compatible with the EC Treaty provisions and therefore did not require repayment. However, the European Commission also found that certain other arrangements did constitute illegal state aid and therefore ordered Ryanair to repay the amount of the benefit received in connection with those arrangements. On April 20, 2004, the Walloon Region wrote to Ryanair requesting repayment of such state aid, although it acknowledged that Ryanair could offset against the amount of such state aid certain costs incurred in relation to the establishment of the base, in accordance with the European Commission's decision. Ryanair made the requested repayment.

On May 25, 2004, Ryanair appealed the decision of the European Commission to the CFI, requesting the court to annul the decision because:

• the European Commission infringed Article 253 of the EC Treaty by failing to provide adequate reasons for its decision; and

•      the European Commission misapplied Article 87 of the EC Treaty by failing to properly apply the Market Economy Investor Principle (MEIP), which generally holds that an investment made by a public entity that would have been made on the same basis by a private entity does not constitute state aid.

In March 2008, Ryanair had its hearing before the CFI, and in December 2008, the CFI annulled the European Commission's decision, and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. The Belgian government has also withdrawn a separate €2.3 million action against Ryanair arising from the same transaction.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports. In 2007 and 2008, the European Commission announced that it had begun investigations of airport agreements at the Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Dortmund airports; however, Ryanair has only limited flights to and from the first seven of such airports and does not operate flights to or from Dortmund. On June 17, 2008, the European Commission launched a further investigation into Ryanair's agreements at Frankfurt (Hahn) airport, which is a significant base for Ryanair. The European Commission announced in a public statement that its initial investigation had found that the airport might have acted like a private market investor but that it had insufficient evidence to reach a conclusion and therefore had elected to open a formal investigation. In January 2010, the European commission concluded the Bratislava state aid investigation with a finding that Ryanair's agreement with Bratislava airport involved no aid. The remaining seven investigations involving Ryanair are ongoing and the European Commission is also considering whether or not it should issue a fresh decision in the Charleroi case, based on the findings of the EU Court in December 2008.

State aid complaints by Lufthansa about Ryanair's cost base at Frankfurt (Hahn) have been rejected by German courts, as have similar complaints by Air Berlin in relation to Ryanair's arrangement with Lubeck airport, but following a German Supreme Court ruling on a procedural issue in early 2011, these cases will be re-heard by lower courts. In addition, Ryanair has been involved in legal challenges including allegations of state aid at Alghero and Marseille airports. The Alghero case (initiated by Air One) has been dismissed in its entirety in April 2011. The Marseille case has been withdrawn by the plaintiffs (subsidiaries of Air France) in May 2011.

In September 2005, the European Commission announced new guidelines on the financing of airports and the provision of start-up aid to airlines departing from regional airports, based on the Commission's finding in the Brussels (Charleroi) case, which Ryanair successfully appealed. The guidelines apply only to publicly owned regional airports, and place restrictions on the incentives these airports can offer airlines to deliver traffic. The guidelines apply only in cases in which the terms offered by a public airport are in excess of what a similar private airport would have offered. Ryanair deals with airports, both public and private, on an equal basis and receives the same cost agreements from both. The guidelines have therefore had no impact on Ryanair's business, although they have caused significant uncertainty in the industry in relation to what public airports may or may not do in order to attract traffic.

Ryanair believes that the positive decision by the CFI in the Charleroi case has caused the European Commission to rethink its policy in this area. Ryanair believes that the Court's findings should be addressed in the upcoming revision of the guidelines. However, adverse rulings in the above or similar cases could be used as precedents by other competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

In November 2007, Ryanair initiated proceedings in the CFI against the European Commission for its failure to take action on a number of state aid complaints Ryanair had submitted against Air France, Lufthansa, Alitalia, Volare and Olympic Airways. Following the Commission's subsequent findings that illegal state aid had been provided to Air France and Olympic Airways, Ryanair withdrew the two relevant proceedings. The case related to Lufthansa concluded with the EU General Court's ruling in May 2011, in which the Court found that while the European Commission has not failed to act, it has unreasonably delayed the launch of the investigation, which justified Ryanair's action for failure to act. Consequently, the Court ordered the Commission to pay 50% of Ryanair's costs in the proceedings. Ryanair is currently awaiting hearings in Alitalia case, following the withdrawal of the Volare case in August 2010.

In November 2008, Ryanair initiated proceedings in the CFI contesting the European Commission's refusal to grant Ryanair access to documents relating to the Commission's state aid investigations at Hamburg (Lubeck), Tampere, Berlin (Schonefeld), Alghero, Pau, Aarhus, Bratislava and Frankfurt (Hahn) airports. These cases were heard on July 7, 2010 and a judgment was issued in December 2010. The CFI found that the European Commission has acted in line with applicable legislation, which highlighted the unfairness inherent in state aid procedures in the EU, whereby alleged beneficiaries of aid have no right of access to the Commission's file and therefore cannot properly exercise their rights to defense and good administration. The CFI ordered the Commission to pay Ryanair's costs in three of the eight access to documents cases.

In March 2009, Ryanair also appealed (to the CFI) two decisions issued by the European Commission in November 2008 relating to the sale of Alitalia's assets to Compagnia Aerea Italiana (CAI) and to a €300 million rescue loan granted to Alitalia by the Italian government and subsequently converted into Alitalia's capital. A hearing in this case took place in June 2011 and judgment is expected in six to twelve months.

Matters Related to Investment in Aer Lingus. During the 2007 fiscal year, the Company acquired 25.2% of Aer Lingus. The Company increased its interest to 29.3% during the 2008 fiscal year, and to 29.8% during the 2009 fiscal year at a total aggregate cost of €407.2 million. Following the acquisition of its initial stake and upon the approval of the Company's shareholders, management proposed to effect a tender offer to acquire the entire share capital of Aer Lingus. This 2006 offer was, however, prohibited by the European Commission on competition grounds. Ryanair filed an appeal with the CFI, which was heard in July 2009. On July 6, 2010 the Court upheld the Commission's decision. (see also: "Item 5. Operating and Financial Review and Prospects-Business Overview").

The then EU Commissioner for Competition, Neelie Kroes, said on June 27, 2007 that, "Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake." In October 2007, the European Commission also reached a formal decision that it would not force Ryanair to sell its shares in Aer Lingus. However, Aer Lingus appealed this decision before the CFI. In January 2008, the CFI heard an application by Aer Lingus for interim measures limiting Ryanair's voting rights, pending a decision of the CFI on Aer Lingus' appeal of the European Commission's decision not to force Ryanair to sell the Aer Lingus shares. In March 2008, the court dismissed Aer Lingus' application for interim measures. Aer Lingus' main appeal was heard in July 2009. On July 6, 2010 the court rejected Aer Lingus' appeal and confirmed that Ryanair cannot be forced to dispose of its 29.8% stake in Aer Lingus. Aer Lingus had two months and 10 days from such date to appeal this judgment to the Court of Justice of the EU. In addition to the risk that the Court of Justice may overturn the lower court's ruling, should Aer Lingus choose to appeal it, EU legislation may change in the future to require such a forced disposition. If eventually forced to dispose of its stake in Aer Lingus, Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares.

On December 1, 2008, Ryanair made a second offer to acquire all of the ordinary shares of Aer Lingus it did not own at a price of €1.40 per ordinary share. Ryanair offered to keep Aer Lingus as a separate company, maintain the Aer Lingus brand, and retain its Heathrow slots and connectivity. Ryanair also proposed to double Aer Lingus' short-haul fleet from 33 to 66 aircraft and to create 1,000 associated new jobs over a five-year period. If the offer had been accepted, the Irish government would have received over €180 million in cash. The employee share option trust and employees who owned 18% of Aer Lingus would have received over €137 million in cash. The Company met Aer Lingus management, representatives of the employee share option trust and other parties. The offer of €1.40 per share represented a premium of approximately 25% over the closing price of €1.12 of Aer Lingus on November 28, 2008. Ryanair also advised the market that it would not proceed to seek EU approval for the new bid unless the shareholders agreed to sell their stakes in Aer Lingus to Ryanair. However, as the Company was unable to secure the shareholders' support it decided, on January 28, 2009, to withdraw its new offer for Aer Lingus.

The United Kingdom's Office of Fair Trading ("OFT") wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair's minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT's investigation is time-barred. Ryanair maintains that the OFT had and missed the opportunity to investigate Ryanair's minority stake within four months from the European Commission's June 2007 decision to prohibit Ryanair's takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair's appeal against the OFT's decision that its investigation is not time barred. Ryanair is currently awaiting the judgment of the Competition Appeal Tribunal. If the OFT investigation proceeds, it may result in a referral to the Competition Commission. The Competition Commission could order Ryanair to divest some or all of its shares in Aer Lingus, as a result of which Ryanair could suffer significant losses due to the negative impact on attainable prices of the forced sale of such a significant portion of Aer Lingus' shares.

Legal Actions Against Monopoly Airports. Ryanair is involved in a number of legal and regulatory actions against the Dublin and London (Stansted) airports in relation to what Ryanair considers to be ongoing abuses of their dominant positions in the Dublin and London (Stansted) markets. Management believes that both of these airports have been engaging in "regulatory gaming" in order to achieve inflated airport charges under the regulatory processes in the U.K. and Ireland. By inflating its so-called "regulated asset base" (essentially the value of its airport facilities), a regulated airport can achieve higher returns on its assets through inflated airport charges. With respect to London (Stansted), the OFT, following complaints from Ryanair and other airlines, has recognized that the regulatory process is flawed and provides perverse incentives to regulated airports to spend excessively on infrastructure in order to inflate their airport charges. The OFT referred the case to the U.K. Competition Commission, which released its preliminary findings in April 2008. It found that the common ownership by BAA of the three main airports in London affects competition and that the "light touch" regulation by the Civil Aviation Authority was having an adverse impact on competition. In March 2009, the Competition Commission published its final report on the BAA and ordered the breakup of the BAA, (which will involve the sale of London (Gatwick) and London (Stansted) and either Glasgow or Edinburgh Airport in Scotland). In October 2009 London (Gatwick) was sold to Global Infrastructure Partners for £1.5 billion. In May 2009, BAA appealed the Competition Commission's decision on the bases of apparent bias and lack of proportionality. Ryanair secured the right to intervene in this appeal in support of the Competition Commission. The case was heard in October 2009 and in February 2010 the Competition Appeal Tribunal quashed the Competition Commission's ruling on the basis of the "apparent bias" claim. This decision was successfully appealed by both the Competition Commission and Ryanair before the Court of Appeal. The appeal was heard in June 2010 and the judgment was issued in October 2010, quashing the Competition Appeal Tribunal ruling and reinstating the Competition Commission March 2009 decision. In February 2011, the Supreme Court refused to grant the BAA permission to appeal the Court of Appeal ruling. The Competition Commission has subsequently reconsidered the appropriateness of the remedies imposed on the BAA in March 2009 in light of the passage of time, and confirmed in its preliminary report in April 2011 that the remedies are still appropriate and the sale of Stansted and one of Glasgow or Edinburgh airports should proceed. In July 2011, the Competition Commission confirmed its March 2011 provisional decision on "possible material changes of circumstances." It found that no material changes of circumstances (that would necessitate a change in the remedies package) have occurred since the March 2009 decision requiring the BAA to sell Gatwick, Stansted and one of Glasgow or Edinburgh airports, and that consequently the BAA should proceed to dispose of Stansted and one of the Scottish airports. The Competition Commission also ordered that the sale of Stansted take priority and proceed before the sale of one of the Scottish airports. The BAA announced that it would explore ways of appealing this decision. However, it is unclear whether any such appeal would suspend the implementation of the Competition Commission decision.

With respect to Dublin airport, Ryanair appealed the December 2009 decision of the CAR, which set maximum charges at the airport for 2010 through 2014, to the Appeals Panel set up by the Minister for Transport. In June 2010, the Appeals Panel found in favor of Ryanair on the matter of differential pricing between Terminal 1 and Terminal 2, recommending that such differential pricing be imposed by the CAR. The Minister of Transport subsequently overruled the decision of the Appeals panel and approved the charges increase.

Ryanair has also been trying to prevent both the BAA in London and the DAA in Dublin from engaging in wasteful capital expenditure. In the case of London (Stansted) Airport, the BAA was planning to spend £4 billion on a second runway and terminal, which Ryanair believes should only cost approximately £1 billion. Following the final decision of the U.K. Competition Commission forcing BAA to sell London (Stansted) airport, Ryanair believed that it was highly unlikely that BAA's planned £4 billion plans would proceed. The recently elected Liberal/Conservative government in the U.K. has also outlined that it will not approve the building of any more runways in the Southeast of England. Consequently, in May 2010, the BAA announced that it would not pursue its plans to develop a second runway at London (Stansted).

In the case of Dublin, the DAA has built a second terminal, costing over four times its initial estimate. When the DAA first announced plans to build a second terminal ("Terminal 2") at Dublin Airport, it estimated that the proposed expansion would cost between €170 million and €200 million. Ryanair supported a development of this scale; however, in September 2006, the DAA announced that the construction of Terminal 2 would cost approximately €800 million. Subsequently, the cost of the new infrastructure rose in excess of €1.2 billion. Ryanair opposed expansion at what it believed to be an excessive cost. On August 29, 2007, however the relevant planning authority approved the planning application from the DAA for the building of Terminal 2, a second runway, and other facilities, all of which went ahead. On May 1, 2010, the airport fees per departing passenger increased by 27% from €13.61 to €17.23, and could increase by up to 8% in November 2010 to €18.64 following the opening of Terminal 2 in November 2010 and by up to a further 12% in January 2011 to €20.88 in accordance with the CAR's decision on December 4, 2009 in relation to airport charges between 2010 and 2014.Ryanair sought a judicial review of the planning approval; however, this appeal was unsuccessful. The increase in charges, in combination with the introduction of the €10 Air Travel Tax mentioned above, could lead to substantially reduced passenger volumes and a significant decline in yields on flights to and from Dublin Airport. Ryanair has responded by moving to reduce capacity in both summer and winter periods. See "Item 3. Risk Factors—Risks Related to the Company—Ryanair's Continued Growth is Dependent on Access to Suitable Airports; Charges for Airport Access are Subject to Increase" and "-The Company Is Subject to Legal Proceedings Alleging State Aid at Certain Airports," as well as "Item 4. Information on the Company-Airport Operations-Airport Charges."

 Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts (screenscraper websites) in Ireland, Germany, the Netherlands, France, Spain, Italy and Switzerland. Screenscraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as database rights, copyright protection, etc. The Company's objective is to prevent any unauthorized use of its website. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. The Company has received favorable rulings in Ireland, Germany and The Netherlands. However, pending the outcome of these legal proceedings and if Ryanair were to be unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and consequently in a reduction in the ancillary revenue stream. Also, some customers may be lost to the Company once they are presented by a screenscraper website with a Ryanair fare inflated by the screenscraper's intermediary fee. See Item 3. Key Information-Risk Factors-Risks Related to the Company-Ryanair Faces Risks Related to Unauthorized Use of Information from the Company's Website."

Dividend Policy.

Following shareholder approval at the September 2010 annual general meeting of shareholders, a €500 million special dividend was paid in October 2010. The Company has indicated that it may pay a further dividend of up to €500 million before the end of fiscal year 2013, subject to, amongst other things, its continued profitability and the absence of further aircraft purchases or any other significant capital expenditures. The Company may ultimately determine not to pay any such dividend, or may fail to obtain shareholder approval (where required). The Company may pay other dividends from time to time, or it may not pay any dividends at all, as has been its practice to date. No assurances can be given that the Company will, or will not, pay dividends. Any cash dividends or other distributions, if made, are expected to be made in euro, although Ryanair Holdings' Articles provide that dividends may be declared and paid in U.S. dollars. In the case of ADRs, the Depositary will convert all cash dividends and other distributions payable to owners of ADRs into U.S. dollars to the extent that, in its judgment, it can do so on a reasonable basis, and will distribute the resulting U.S. dollar amounts (net of conversion expenses and any applicable fees) to the owners of ADRs. See "Item 12. Description of Securities Other than Equity Securities" for information regarding fees of the Depositary.

Share Buy-back Program

Following shareholder approval at the 2006 annual general meeting of shareholders, a €300 million share buy-back program was formally announced on June 5, 2007. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company's then outstanding share capital. The €300 million share buy-back of approximately 59.5 million shares, representing approximately 3.8% of the Company's pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million shares were repurchased under this program at a cost of approximately €46.0 million and, as a result, the total amount spent on the two share buy-back programs was €346.0 million. All Ordinary Shares repurchased have been cancelled.

 See "Item 10. Description of Capital Stock-Trading Markets and Share Prices" below for further information regarding share buy-backs.

SIGNIFICANT CHANGES

No significant change in the Company's financial condition has occurred since the date of the consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

The primary market for Ryanair Holdings' Ordinary Shares is the Irish Stock Exchange Limited (the "Irish Stock Exchange"); Ordinary Shares are also traded on the London Stock Exchange. The Ordinary Shares were first listed for trading on the Official List of the Irish Stock Exchange on June 5, 1997 and were first admitted to the Official List of the London Stock Exchange on July 16, 1998.

ADRs, each representing five Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings' depositary for purposes of issuing ADRs evidencing the ADSs. The following tables set forth, for the periods indicated, the reported high and low closing sales prices of the ADRs on NASDAQ and for the Ordinary Shares on the Irish Stock Exchange and the London Stock Exchange, and have been adjusted to reflect the two-for-one split of the Ordinary Shares and ADRs effected on February 26, 2007:

	ADRs
	(in U.S. dollars)
	High	Low

2005...............................................................................................................	28.740	19.795
2006...............................................................................................................	40.750	23.365
2007...............................................................................................................	49.560	36.210
2008...............................................................................................................	35.482	15.089
2009
First Quarter.............................................................................................	30.540	21.770
Second Quarter.......................................................................................	31.410	23.300
Third Quarter...........................................................................................	30.930	26.590
Fourth Quarter.........................................................................................	30.600	24.970
2010
First Quarter.............................................................................................	26.327	24.471
Second Quarter.......................................................................................	28.606	21.268
Third Quarter...........................................................................................	30.810	26.053
Fourth Quarter.........................................................................................	33.090	29.200

Month ending:
January 31, 2011......................................................................................	31.990	29.100
February 28, 2011....................................................................................	31.420	28.520
March 31, 2011........................................................................................	28.990	26.580
April 30, 2011...........................................................................................	30.500	27.970
May 31, 2011............................................................................................	30.490	28.430
June 30, 2011............................................................................................	30.560	29.170
Period ending July 22, 2011.......................................................................	29.730	25.830

	Ordinary Shares (Irish Stock Exchange)
	(in euro)
	High	Low

2005...............................................................................................................	4.15	2.72
2006...............................................................................................................	5.24	3.25
2007...............................................................................................................	6.33	4.40
2008...............................................................................................................	4.20	1.80
2009
First Quarter.............................................................................................	3.41	2.76
Second Quarter.......................................................................................	3.77	2.87
Third Quarter...........................................................................................	3.61	3.04
Fourth Quarter.........................................................................................	3.49	2.74
2010
First Quarter.............................................................................................	3.38	3.05
Second Quarter.......................................................................................	3.73	2.77
Third Quarter...........................................................................................	3.92	3.27
Fourth Quarter.........................................................................................	4.19	3.67

Month ending:
January 31, 2011......................................................................................	3.98	3.46
February 28, 2011....................................................................................	3.75	3.35
March 31, 2011........................................................................................	3.45	3.13
April 30, 2011...........................................................................................	3.49	3.31
May 31, 2011............................................................................................	3.60	3.36
June 30, 2011............................................................................................	3.64	3.47
Period ending July 22, 2011.......................................................................	3.57	3.18

	Ordinary Shares (London Stock Exchange)
	(in euro)
	High	Low

2005...............................................................................................................	4.15	2.73
2006...............................................................................................................	5.21	3.24
2007...............................................................................................................	6.30	4.44
2008...............................................................................................................	4.20	1.81
2009
First Quarter.............................................................................................	3.42	2.78
Second Quarter.......................................................................................	3.77	2.86
Third Quarter...........................................................................................	3.60	3.03
Fourth Quarter.........................................................................................	3.49	2.73
2010
First Quarter.............................................................................................	3.39	3.03
Second Quarter.......................................................................................	3.71	2.76
Third Quarter...........................................................................................	3.91	3.27
Fourth Quarter.........................................................................................	4.19	3.65

Month ending:
January 31, 2011......................................................................................	3.97	3.46
February 28, 2011....................................................................................	3.75	3.35
March 31, 2011........................................................................................	3.44	3.13
April 30, 2011...........................................................................................	3.47	3.30
May 31, 2011............................................................................................	3.60	3.36
June 30, 2011............................................................................................	3.65	3.47
Period ending July 22, 2011.......................................................................	3.58	3.20

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported above (77), may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Therefore, holders of Ordinary Shares cannot currently convert their Ordinary Shares into ADRs. The Depositary will however convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares. As a result, non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See "Item 10. Additional Information-Limitations on Share Ownership by Non-EU Nationals" for additional information.

At the annual general meeting of the shareholders held on September 21, 2006, the Board of Directors of the Company received shareholder approval for a share buy-back program allowing a maximum repurchase of approximately 77.2 million Ordinary Shares, representing 5% of the Company's then outstanding share capital. Following receipt of this approval, the Company announced, in June 2007, the commencement of a €300 million share buy-back program. This buy-back program was not completed before the 2007 annual general meeting. The Directors therefore sought a renewal of the above authority. Permission was received at the annual general meeting of the shareholders held on September 20, 2007 to repurchase a maximum of 75.6 million Ordinary Shares representing 5% of the Company's then outstanding share capital. The €300 million share buy-back of approximately 59.4 million shares, representing approximately 3.8% of the Company's pre-existing share capital, was completed in November 2007. In February 2008 the Company announced a second share buy-back program of up to €200 million worth of shares, which was ratified by shareholders at the annual general meeting of the shareholders held on September 18, 2008. 18.1 million shares were repurchased under this program at a cost of approximately €46.0 million and, as a result, the total amount spent on the two share buy-back programs was €346.0 million. All Ordinary Shares repurchased have been cancelled.

The maximum price at which the Company may repurchase Ordinary Shares, in accordance with the listing rules of the Irish Stock Exchange and of the Financial Services Authority, is the higher of 5% above the average market value of the Company's Ordinary Shares for the five business days prior to the day of the repurchase and the price stipulated by Article 5(1) of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003) (which is the higher of the last independent trade and the highest current independent bid on the Irish Stock Exchange). The minimum price at which the Company may repurchase Ordinary Shares is their nominal value, currently 0.635 euro cent per share.

As of June 30, 2011, the total number of options over Ordinary Shares outstanding under all of the Company's share option plans was 20,471,849, representing 1.4% of the Company's issued share capital at that date.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings' capital stock consists of Ordinary Shares, each having a par value of 0.635 euro cent. As of March 31, 2011, a total of 1,489,574,915 Ordinary Shares were outstanding. On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, par value 1.27 euro cent, was split into two new Ordinary Shares, par value 0.635 euro cent. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings' shareholders.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Ryanair Holdings' shareholders approved a stock option plan (referred to herein as "Option Plan 2000"), under which all employees and directors are eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2000 only if the Company's net profit after tax for such fiscal year had exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Ryanair Holdings' shareholders have also approved a stock option plan (referred to herein as "Option Plan 2003") established in accordance with a tax-favorable share option scheme available under Irish law, so that employees would not be subject to income tax on the exercise of options (subject to certain conditions). Option Plan 2003 was approved by the Revenue Commissioners on July 4, 2003 for the purposes of Chapter 4, Part 17, of the Irish Taxes Consolidation Act, 1997 and Schedule 12C of that act. Following the publication of the Irish National Recovery Plan: 2011-2014 (the "NRP") on November 24, 2010, Revenue approved share option plans, such as Option Plan 2003, no longer qualified for favorable tax treatment from that date. All employees and full-time directors are eligible to participate in the plan, under which grants of options may be made at the close of any of the ten years beginning with fiscal year 2002 only if the Company's net profit after tax for such fiscal year has exceeded its net profit after tax for the prior fiscal year by at least 25%, or if an increase of 1% in net profit after tax for the relevant year would have resulted in such requirement being met.

Under Option Plan 2000, 20 senior managers (including seven of the current executive officers) were granted 10,500,000 share options, in the aggregate, at a strike price of €3.21 in July 2005. These options have either become exercisable or will become exercisable between August 1, 2010 and August 31, 2013, subject to certain targets being achieved and other conditions being complied with. Also, under Option Plan 2000, each of the non-executive directors were granted 25,000 share options, at a strike price of €4.96, during the 2008 fiscal year. These options will become exercisable between June 2012 and June 2014. In addition, 39 senior managers (including eight of the current executive officers) were granted 10,000,000 share options, in the aggregate, under Option Plan 2000, at a strike price of €2.56, on September 18, 2008. These options will become exercisable between September 18, 2013 and September 17, 2015, but only for managers who continue to be employed by the Company through September 18, 2013.

Under Option Plan 2003, 47 senior managers (including seven of the current executive officers) were granted 5,550,000 share options at a strike price of €2.35 on November 3, 2004. These options, which became exercisable in June 2009, had to be fully exercised by June 30, 2011.

The aggregate of 20,471,849 Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2011 under Company's option plan represent approximately 1.4% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 13,925,000 Ordinary Shares were held by the directors and executive officers of Ryanair Holdings. For further information, see notes 15 and 19 to the consolidated financial statements included herein.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles, which are included as an exhibit to this annual report.

Objects. Ryanair Holdings' objects, which are detailed in its Articles, are broad and include carrying on business as an investment and holding company. Ryanair Holdings' Irish company registration number is 249885.

Directors. Subject to certain exceptions, directors may not vote on matters in which they have a material interest. The ordinary remuneration of the directors is determined from time to time by ordinary resolutions of the shareholders. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The directors are not required to retire at any particular age. There is no requirement for directors to hold shares. One-third of the directors retire and offer themselves for re-election at each annual general meeting of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of directors.

Annual and General Meetings. Annual and extraordinary meetings are called upon 21 days' advance notice. At the last AGM, held on September 22, 2010, the Company's Articles of Association were amended by special resolution to reflect the implementation of the Shareholders' Rights (Directive 2007/36/EC) Regulations 2009 to allow all Ryanair shareholders to appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at AGMs and to reflect certain other provisions of those Regulations. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company, subject to limitations described below under "-Limitations on the Right to Own Shares."

Rights, Preferences and Dividends Attaching to Shares. The Company has only one class of shares, Ordinary Shares with a par value of 0.635 euro cent per share. All such shares rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "-Limitations on Share Ownership by Non-EU Nationals" below. Such powers may be exercised by the directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking at or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company entitle the directors to require parties to complete declarations indicating their nationality and the nature and extent of any interest which such parties hold in Ordinary Shares before allowing such parties to transfer such Ordinary Shares. See, also "-Limitations on Share Ownership by non-EU nationals" below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Irish Stock Exchange must also be notified of any acquisition or disposal of shares that brings the shareholding of a party above or below certain specified percentages - i.e., 10%, 25%, 50% and 70%.

Other Provisions of the Articles of Association. There are no provisions in the Articles:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii) governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

MATERIAL CONTRACTS

In February 2005, the Company and Boeing entered into a series of agreements for the purchase by the Company of new Boeing 737-800 aircraft for delivery during the period from April 2008 through March 2013, as well as for options to purchase additional aircraft. See "Item 4. Information on the Company-Aircraft" and "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources" for a detailed discussion of the 2005 Boeing contract.

EXCHANGE CONTROLS

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

Under the Financial Transfers Act 1992 (the "1992 Act"), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition.

The 1992 Act prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Belarus, Burma (Myanmar), certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Democratic People's Republic of Korea (North Korea), Iran, Iraq, Côte d'Ivoire, Lebanon, Liberia, Libya, Tunisia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law will have a material effect on its business.

LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 2407/92 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The regulation does not specify what level of share ownership will confer effective control on a holder or holders of shares. As described below, the directors will, from time to time, set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

Ryanair Holdings maintains a separate register (the "Separate Register") of shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as "Affected Shares" in the Articles). Interest in this context is widely defined and includes any interest held through ADRs in the shares underlying the relevant ADRs. The directors can require relevant parties to provide them with information to enable a determination to be made by the directors as to whether shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the directors can, at their discretion, determine that shares are to be treated as Affected Shares. Registered holders of shares are also obliged to notify the Company if they are aware that any share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place, (ii) the Company receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended or (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of shares or an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any directors or change the chairman of the Board of Directors, (ii) identify those shares, ADRs or Affected Shares which give rise to the need to take action and treat such shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular stockholder or stockholders in order to overcome, prevent or avoid an Intervening Act, the directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular stockholder or stockholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Such notices can have the effect of depriving the recipients of the rights to attend, vote at and speak at general meetings, which they would otherwise have as a consequence of holding such shares or ADRs. Such notices can also require the recipients to dispose of the shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the directors may determine. The directors are also given the power to transfer such shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Stockholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the directors expect to treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations or such other evidence as the directors may require in order to establish to the directors' satisfaction that the Ordinary Shares underlying such holder's ADRs are not Affected Shares.

 In deciding which Affected Shares are to be selected as Restricted Shares, the directors can take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the directors have resolved to treat Affected Shares held by any particular stockholder or stockholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

After having initially resolved to set the maximum level at 49.0%, the directors increased the maximum level to 49.9% on May 26, 1999, after the number of Affected Shares exceeded the initial limit. This maximum level could be reduced if it becomes necessary for the directors to exercise these powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The directors shall publish information as to the number of shares held by EU nationals annually.

In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during such suspension, and there can be no assurance that the suspension will ever be lifted.

As a further measure to increase the percentage of shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national Purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the Affected Shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its shares to an EU national within the specified time period, the Company can then take legal action to compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also "Item 3. Risk Factors--Risks Related to Ownership of the Company's Ordinary Stock-EU Rules Impose Restrictions on the Ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals and the Company has Instituted a Ban on the Purchase of Ordinary Shares by Non-EU Nationals" above.

As of June 30, 2011, EU nationals owned at least 52.7% of Ryanair Holdings' Ordinary Shares (assuming conversion of all outstanding ADRs into Ordinary Shares). Ryanair continuously monitors the ownership status of its Ordinary Shares, which changes on a daily basis.

TAXATION

Irish Tax Considerations

The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs. This discussion is based upon tax laws and practice of Ireland at the date of this document, which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of the relevant securities for all categories of investors.

The discussion is intended only as a general guide based on current Irish law and practice and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor or stockholder. Accordingly, current stockholders or potential investors should satisfy themselves as to the overall tax consequences by consulting their own tax advisers.

Dividends. If Ryanair Holdings pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding at the standard rate of income tax (currently 20%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

The following Irish resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

• Irish resident companies;

• Pension schemes approved by the Irish Revenue Commissioners ("Irish Revenue");

• Qualifying fund managers or qualifying savings managers;

• Personal Retirement Savings Account ("PRSA") administrators who receive the relevant distribution as income arising in respect of PRSA assets;

• Qualifying employee share ownership trusts;

• Collective investment undertakings;

• Tax-exempt charities;

• Designated brokers receiving the distribution for special portfolio investment accounts;

•      Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

• Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

• Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act ("TCA") 1997;

• Unit trusts to which Section 731(5)(a) TCA 1997 applies; and

• Certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

•      Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a tax treaty with Ireland (a "tax treaty country") or (b) an EU member state other than Ireland;

•      Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by Irish residents;

•      Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;

•      Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or

•      Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder's country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country the declaration also must contain an undertaking by the non-resident or non-ordinarily resident person that he, she or it will advise the relevant person accordingly if he, she or it ceases to be a non-resident or non-ordinary resident. No declaration is required if the stockholder is a 5% parent company in another EU member state pursuant to the EC Parent-Subsidiary Directive (Council Directive No. 90/435/EEC). Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

American Depositary Receipts.Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks that have been authorized by the Irish Revenue. Such banks, which receive dividends from the company and pass them on to the U.S. ADS holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an "address system" where the recorded addresses of such holder, as listed in the depositary bank's register of depositary receipts, is in the United States.

Taxation on Dividends. Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on Ordinary Shares from other Irish resident companies. Stockholders that are "close" companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the company paying the dividend. The dividend will also be subject to the new income tax levy. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for such individuals on the amount of any dividend received from the Company.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person's liability for Irish tax.

Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADSs. The current capital gains tax rate is 25%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADSs.

Irish Capital Acquisitions Tax.A gift or inheritance of the Ordinary Shares or ADSs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the disposer (e.g., a donor) or the donee/successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 25% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of the Ordinary Shares or ADSs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax.

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADSs are dealt in on a recognized stock exchange in the United States (NASDAQ is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs. A transfer of Ordinary Shares (including transfers effected through Euroclear U.K. & Ireland Limited) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

The Irish Revenue treats a conversion of Ordinary Shares to ADSs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event subject to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADSs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be subject to a stamp duty. However, the subsequent sale of the re-converted Ordinary Shares will give rise to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only will be payable on the transfer. Under Irish law, it is not clear whether the mere deposit of Ordinary Shares for ADSs or ADSs for Ordinary Shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is possible that holders would be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADSs or ADSs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

United States Tax Considerations

Except as described below under the heading "Non-U.S. Holders," the following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs ("U.S. Holders"). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company, U.S. Holders whose "functional currency" is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as part of an integrated investment (including a "straddle") consisting of the Ordinary Shares or the ADRs and one or more other positions.

Holders of the Ordinary Shares or the ADRs should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares or the ADRs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

For U.S. federal income tax purposes, holders of the ADRs will be treated as the owners of the Ordinary Shares represented by those ADRs.

Taxation of Dividends. Dividends, if any, paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will be included in the gross income of a U.S. Holder when the dividends are received by the holder or the Depositary. Such dividends will not be eligible for the "dividends received" deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder or the Depositary. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the Ordinary Shares or ADRs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the Ordinary Shares or ADRs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a "PFIC"). The income tax treaty between Ireland and the United States has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010/11 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its 2011/12 taxable year.

Under the U.S.-Ireland Income Tax Treaty currently in effect, in the event the Company were to pay any dividend, the tax credit attaching to the dividend (as used herein the "Tax Credit"; see "-Irish Tax Considerations") generally will be treated as a foreign income tax eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions. Any such dividend paid by the Company to such U.S. Holder will constitute income from sources outside the United States for foreign tax credit purposes, and generally will constitute "passive category" income for such purposes.

Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities.

U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a pro rata distribution to all stockholders generally will not be subject to U.S. federal income tax.

Sale or Disposition of Ordinary Shares or ADRs. Gains or losses realized by a U.S. Holder on the sale or other disposition of ADRs generally will be treated for U.S. federal income tax purposes as capital gains or losses, which generally will be long-term capital gains or losses if the ADRs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Non-U.S. Holders. A holder of Ordinary Shares or ADRs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on such Ordinary Shares or ADRs unless such income is effectively connected with the conduct by such holder of a trade or business in the United States. A Non-U.S. Holder of ADRs or Ordinary Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Ordinary Shares or ADRs, unless (i) such gain is effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings' Articles may be examined at its registered office and principal place of business at its Corporate Head Office, Dublin Airport, County Dublin, Ireland.

Ryanair Holdings also files reports, including annual reports, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

GENERAL

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including cross currency interest rate swaps, foreign currency forward contracts and commodity forwards. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward contracts for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737-800s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. Were a counterparty to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair's fuel hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, interest rates and exchange rates as if these changes had occurred at March 31, 2011. The range of changes selected for this sensitivity analysis reflects Ryanair's view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 39.1% and 34.6% of such expenses in fiscal years 2011 and 2010, respectively, after taking into account Ryanair's fuel hedging activities). Ryanair engages in fuel price hedging transactions from time to time, pursuant to which Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 18 months of anticipated jet fuel requirements. Ryanair (like many other airlines) has, in more recent periods, entered into hedging arrangements on a much more selective basis. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Losses" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks-Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects-Fiscal Year 2011 Compared with Fiscal Year 2010-Fuel and Oil." As of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 90% of its estimated requirements for the fiscal year ending March 31, 2012 at prices equivalent to approximately $820 per metric ton. In addition, as of July 22, 2011, Ryanair had entered into forward jet fuel (jet kerosene) contracts covering approximately 20% of its estimated requirements for the first quarter of the fiscal year ending March 31, 2013 at prices equivalent to approximately $1,035 per metric ton, and had not entered into any jet fuel hedging contracts with respect to its expected fuel purchases beyond that quarter.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains/(losses) on outstanding forward agreements at March 31, 2011 and 2010, based on their fair values, amounted to €383.8 million and €42.6 million (gross of tax), respectively. Based on Ryanair's fuel consumption for the 2011 fiscal year, a change of $1.00 in the average annual price per metric ton of jet fuel would have caused a change of approximately €1.5 million in Ryanair's fuel costs. See "Item 3. Key Information-Risk Factors-Risks Related to the Company-Changes in Fuel Costs and Fuel Availability Affect the Company's Results and Increase the Likelihood that the Company May Incur Losses."

Under IFRS, the Company's fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has considered these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in the market price of jet fuel because the jet fuel forward contracts typically relate to the same quantity, time, and location of delivery as the forecast jet fuel purchase being hedged and the duration of the contracts is typically short. Accordingly, the quantification of the change in expected cash flows of the forecast jet fuel purchase is based on the jet fuel forward price, and in the 2011 fiscal year, the Company recorded no hedge ineffectiveness within earnings. The Company has recorded no level of ineffectiveness on its jet fuel hedges in its income statements to date. In the 2011 fiscal year, the Company recorded a positive fair-value adjustment of €335.8 million (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts, and in the 2010 fiscal year, the Company recorded a positive fair-value adjustment of €37.3 million (net of tax) within accumulated other comprehensive income.

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and U.K. pound sterling. The U.K. pound sterling and the euro accounted for approximately 24% and 67%, respectively, of Ryanair's total revenues in the 2011 fiscal year, as compared to approximately 28% and 62%, respectively, in the 2010 fiscal year. As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily denominated in euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating surpluses and shortfalls in U.K. pound sterling. Ryanair matches certain U.K. pound sterling costs with U.K. pound sterling revenues and may choose to sell any surplus U.K. pound sterling cash flows for euro.

Hedging associated with the income statement. In the 2011 and 2010 fiscal years, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs and euro/U.K. pound sterling forward contracts to hedge certain surplus U.K. pound sterling cash flows. At March 31, 2011, the total unrealized loss relating to these contracts amounted to €75.7 million, compared to a €43.3 million unrealized gain at March 31, 2010.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged. In the 2011 fiscal year, the Company recorded a negative fair-value adjustment of €66.2 million (net of tax) within accumulated other comprehensive income in respect of these contracts, as compared to a positive adjustment of €37.9 million in the 2010 fiscal year.

Hedging associated with the balance sheet. In the 2011 fiscal year the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar-denominated floating rate borrowings entered into during the 2011 fiscal year, together with managing the exposures to fluctuations in interest rates on these US dollar-denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company's US dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted US dollar variable interest payments on the Company's underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the 2011 fiscal year. The Company did not enter into cross currency interest rate swaps in fiscal years ended March 31, 2010 or 2009.

At March 31, 2011, the fair value of the cross currency interest rate swap agreements relating to this US dollar-denominated floating rate debt was represented by a loss of €7.9 million (gross of tax). In the 2011 fiscal year, the Company recorded a negative fair-value adjustment of €6.9 million (net of tax) within accumulated other comprehensive income in respect of these contracts. The Company did not enter into cross-currency interest rate swap arrangements or hold foreign currency denominated borrowings during the 2010 fiscal year.

Hedging associated with capital expenditures. During the 2010 and 2009 fiscal years, the Company also entered into a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the Boeing contracts, which arise from fluctuations in the U.K. pound sterling/U.S. dollar and euro/U.S. dollar exchange rates.

Under IFRS, the Company generally accounts for these contracts as either cash-flow hedges or fair-value hedges. Fair-value hedges are recorded in the balance sheet at fair value. Any gains or losses arising on these instruments, as well as the related gain or loss on the underlying aircraft purchase commitment, are recorded in the balance sheet. Any related ineffectiveness is measured by the amount by which these adjustments to earnings do not match. Cash-flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company expects these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

At March 31, 2011, the total unrealized gains relating to these contracts amounted to €3.7 million, while at March 31, 2010 unrealized gains amounted to €59.5 million. Under IFRS, the Company recorded positive fair-value adjustments of €3.2 million and negative fair-value adjustments of €59.5 million for cash-flow hedges in the 2011 and 2010 fiscal years, respectively. No amounts were recorded for such fair-value hedges from other accumulated comprehensive income in the 2011 and 2010 fiscal years.

Holding other variables constant, if there were an adverse change of ten percent in relevant foreign currency exchange rates, the market value of Ryanair's foreign currency contracts outstanding at March 31, 2011 would decrease by approximately €201.1 million (net of tax), all of which would ultimately impact earnings when such contracts mature.

INTEREST RATE EXPOSURE AND HEDGING

The Company's purchase of 221 of the 272 Boeing 737-800 aircraft in the fleet as of March 31, 2011 has been funded by bank financing in the form of loans supported by a loan guarantee from Ex-Im Bank (with respect to 185 aircraft), JOLCOs and commercial debt. With respect to these 221 aircraft, at March 31, 2011, the Company had outstanding cumulative borrowings under these facilities of €3,649.4 million with a weighted average interest rate of 2.9%. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Resources" for additional information on these facilities and the related swaps, including a tabular summary of the "Effective Borrowing Profile" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2011. At March 31, 2011, the fair value of the interest rate swap agreements relating to this floating rate debt was represented by a loss of €36.4 million (gross of tax), as compared with a loss of €63.1 million at March 31, 2010. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

The Company also enters into interest rate swaps to hedge against floating rental payments associated with certain aircraft financed through operating lease arrangements. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 12 of these leases into fixed-rate payments. At March 31, 2011, the fair value of the interest rate swap agreements relating to leases on a mark-to-market basis was equivalent to a loss of €1.4 million (gross of tax), as compared with a loss of €13.3 million at March 31, 2010. These financial instruments are, accordingly, recorded at fair value in the balance sheet and are subsequently re-measured to fair value through equity to the extent effective, with ineffectiveness recorded through the income statement. The Company has recorded no material level of ineffectiveness on these swaps as they have the same critical terms as the underlying item being hedged. Under IFRS, the Company accounts for all of its swaps as cash-flow hedges of variable rental payments or variable rate debt payments. At March 31, 2011, the Company recorded a total negative fair-value adjustment of €1.2 million (net of tax) relating to these arrangements, which was included within accumulated other comprehensive income, as compared with a €11.7 million negative fair-value adjustment at March 31, 2010. This loss will be realized within earnings over the period from the expected drawdown of the related financing (i.e., over a period of up to seven years from March 31, 2011), with an increase in the related interest expense.

If Ryanair had not entered into such derivative agreements, a plus or minus one percentage point movement in interest rates would impact the fair value of this liability by approximately €39.3 million. The earnings and cash-flow impact of any such change in interest rates would have been approximately plus or minus €16.1 million in the 2011 fiscal year.

Item 12. Description of Securities Other than Equity Securities

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which, under the deposit agreement between the Company and The Bank of New York Mellon, holders of ADRs can be charged or be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which the Company believes should have the effect of reducing some of the fees listed below. However, the Company and The Bank of New York Mellon have not yet reached final agreement on the exact application of such separate letter agreement to certain of the fees listed below, so it is possible that such fees may be assessed by The Bank of New York Mellon without any such reduction.

Persons depositing or withdrawing ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.02 (or less) per ADS.	Any cash distribution to the holder of the ADSs.

$0.02 (or less) per ADS per calendar year.	Depositary services.

A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed by the issuer to the holders of common securities, which are distributed by the depositary to ADS holders.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraws common shares.

Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided for in the deposit agreement).

Expenses of the depositary in converting foreign currency to U.S. Dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs (for example, stock transfer taxes, stamp duty or withholding taxes).	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

Reimbursement of Fees

From April 1, 2010 to June 30, 2011 the Depositary collected annual depositary services fees equal to approximately $5.73 million from holders of ADSs, net of fees paid to the Depositary by the Company.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2011, under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the chief executive officer and chief financial officer have concluded that, as of March 31, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•      provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and

•      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2011, based on the criteria established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting during the 2011 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company's Board of Directors has determined that Declan McKeon qualifies as an "audit committee financial expert" within the meaning of this Item 16A. Mr. McKeon is "independent" for purposes of the listing rules of NASDAQ.

Item 16B. Code of Ethics

The Company has adopted a broad Code of Business Conduct and Ethics that meets the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics applies to the Company's chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, as well as to all of the Company's other officers, directors and employees. The Code of Business Conduct and Ethics is available on Ryanair's website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this annual report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics that apply to its chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors, KPMG, during the fiscal years ended March 31, 2011, 2010 and 2009:

	Year ended March 31,
	2011	2010	2009
	(millions)

Audit fees........................................................	€0.4	€0.5	€0.5
Tax fees............................................................	€0.4	€0.3	€0.3
Total fees.........................................................	€0.8	€0.8	€0.8

Audit fees in the above table are the aggregate fees billed or billable by KPMG in connection with the audit of the Company's annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of comfort letters, statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Tax fees include fees for all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

Audit Committee Pre-Approval Policies and Procedures

The audit committee expressly pre-approves every engagement of Ryanair's independent auditors for all audit and non-audit services provided to the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certified Accountant

Not applicable.

Item 16G. Corporate Governance

See "Item 6. Directors, Senior Management and Employees-Directors-Exemptions from NASDAQ Corporate Governance Rules" for further information regarding the ways in which the Company's corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

RYANAIR HOLDINGS PLC

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet of Ryanair Holdings plc at March 31, 2011...................................	128
Consolidated Income Statement of Ryanair Holdings plc for the year ended March 31, 2011	129
Consolidated Statement of Comprehensive Income of Ryanair Holdings plc for the year ended March 31, 2011.........................................................................................................................	130
Consolidated Statement of Changes in Shareholders' Equity of Ryanair Holdings plc for the year ended March 31, 2011..........................................................................................................	131
Consolidated Statement of Cash Flows of Ryanair Holdings plc for the year ended March 31, 2011..................................................................................................................................................	132
Notes.....................................................................................................................................................	133
Company Balance Sheet of Ryanair Holdings plc at March 31, 2011..........................................	184
Company Statement of Cash Flows of Ryanair Holdings plc for the year ended March 31, 2011........................................................................................................................................................	185
Company Statement of Changes in Shareholders' Equity of Ryanair Holdings plc for the year ended March 31, 2011................................................................................................................	186
Notes forming part of the Company Financial Statements............................................................	187

Consolidated Balance Sheet

		At March 31, 2011	At March 31, 2010	At March 31, 2009
	Note	€M	€M	€M
Non-current assets
Property, plant and equipment..........................................................	2	4,933.7	4,314.2	3,644.8
Intangible assets.................................................................................	3	46.8	46.8	46.8
Available for sale financial assets.......................................................	4	114.0	116.2	93.2
Derivative financial instruments........................................................	5	23.9	22.8	60.0
Total non-current assets.....................................................................		5,118.4	4,500.0	3,844.8
Current assets
Inventories ........................................................................................	6	2.7	2.5	2.1
Other assets ......................................................................................	7	99.4	80.6	91.0
Current tax ........................................................................................	12	0.5	-	-
Trade receivables................................................................................	8	50.6	44.3	41.8
Derivative financial instruments........................................................	5	383.8	122.6	130.0
Restricted cash...................................................................................	9	42.9	67.8	291.6
Financial assets: cash > 3 months......................................................		869.4	1,267.7	403.4
Cash and cash equivalents..................................................................		2,028.3	1,477.9	1,583.2
Total current assets.............................................................................		3,477.6	3,063.4	2,543.1
Total assets...........................................................................................		8,596.0	7,563.4	6,387.9
Current liabilities
Trade payables...................................................................................		150.8	154.0	132.7
Accrued expenses and other liabilities...............................................	10	1,224.3	1,088.2	905.8
Current maturities of debt..................................................................	11	336.7	265.5	202.9
Current tax ........................................................................................	12	-	0.9	0.4
Derivative financial instruments........................................................	5	125.4	41.0	137.4
Total current liabilities......................................................................		1,837.2	1,549.6	1,379.2
Non-current liabilities
Provisions..........................................................................................	13	89.6	102.9	72.0
Derivative financial instruments........................................................	5	8.3	35.4	54.1
Deferred tax .......................................................................................	12	267.7	199.6	155.5
Other creditors...................................................................................	14	126.6	136.6	106.5
Non-current maturities of debt..........................................................	11	3,312.7	2,690.7	2,195.5
Total non-current liabilities..............................................................		3,804.9	3,165.2	2,583.6
Shareholders' equity
Issued share capital............................................................................	15	9.5	9.4	9.4
Share premium account......................................................................	15	659.3	631.9	617.4
Capital redemption reserve................................................................		0.5	0.5	0.5
Retained earnings...............................................................................		1,967.6	2,083.5	1,777.7
Other reserves....................................................................................	16	317.0	123.3	20.1
Shareholders' equity..........................................................................		2,953.9	2,848.6	2,425.1
Total liabilities and shareholders' equity........................................		8,596.0	7,563.4	6,387.9

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O'Leary                                                         D. Bonderman
Director                                                               Director

July 25, 2011

Consolidated Income Statement

		Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	Note	€M	€M	€M
Operating revenues
Scheduled revenues............................................................................		2,827.9	2,324.5	2,343.9
Ancillary revenues.............................................................................	17	801.6	663.6	598.1
Total operating revenues - continuing operations.........................	17	3,629.5	2,988.1	2,942.0
Operating expenses
Staff costs..........................................................................................	18	(376.1)	(335.0)	(309.3)
Depreciation.......................................................................................	2	(277.7)	(235.4)	(256.1)
Fuel and oil.........................................................................................		(1,227.0)	(893.9)	(1,257.1)
Maintenance, materials and repairs....................................................		(93.9)	(86.0)	(66.8)
Aircraft rentals...................................................................................		(97.2)	(95.5)	(78.2)
Route charges.....................................................................................		(410.6)	(336.3)	(286.6)
Airport and handling charges.............................................................		(491.8)	(459.1)	(443.4)
Marketing, distribution and other......................................................		(154.6)	(144.8)	(151.9)
Icelandic volcanic ash related cost......................................................	17	(12.4)	-	-
Total operating expenses....................................................................		(3,141.3)	(2,586.0)	(2,849.4)

Operating profit - continuing operations........................................		488.2	402.1	92.6

Other income/(expense)
Finance income...................................................................................		27.2	23.5	75.5
Finance expense.................................................................................	20	(93.9)	(72.1)	(130.5)
Foreign exchange gain/(loss)...............................................................		(0.6)	(1.0)	4.4
Loss on impairment of available-for-sale financial asset....................	4	-	(13.5)	(222.5)
Gain on disposal of property, plant and equipment.........................		-	2.0	-
Total other income/(expense)............................................................		(67.3)	(61.1)	(273.1)
Profit/(loss) before tax.........................................................................		420.9	341.0	(180.5)
Tax (expense)/benefit on profit/(loss) on ordinary activities.............	12	(46.3)	(35.7)	11.3
Profit/(loss) for the year - all attributable to equity holders of parent....................................................................................................		374.6	305.3	(169.2)

Basic earnings/(losses) per ordinary share (euro cent).......................	22	25.21	20.68	(11.44)
Diluted earnings per ordinary share (euro cent).................................	22	25.14	20.60	(11.44)
Number of ordinary shares (in Ms)...................................................	22	1,485.7	1,476.4	1,478.5
Number of diluted shares (in Ms)......................................................	22	1,490.1	1,481.7	1,478.5

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O'Leary                                                         D. Bonderman
Director                                                               Director

July 25, 2011

Consolidated Statement of Comprehensive Income

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M

Profit/(loss) for the year..............................................................	374.6	305.3	(169.2)

Other comprehensive income:
Net actuarial gain/(loss) from retirement benefit plans ..	5.0	-	(7.5)

Cash-flow hedge reserve-effective portion of fair value changes to derivatives:
Effective portion of changes in fair value of cash-flow hedges	227.1	129.8	256.8
Net change in fair value of cash-flow hedges transferred to property, plant and equipment ................................................	(15.2)	(16.7)	(1.0)
Net change in fair value of cash-flow hedges transferred to profit or loss.............................................................................	(14.8)	(50.8)	(115.6)
Net movements in cash-flow hedge reserve..............................	197.1	62.3	140.2

Available for sale financial asset:
Net (decrease)/increase in fair value of available-for-sale asset.	(2.2)	23.0	(222.5)
Impairment of available-for-sale asset written off to the income statement......................................................................	-	13.5	222.5
Net movements in available-for-sale financial asset reserve.....	(2.2)	36.5	-

Total other comprehensive income for the year, net of income tax....................................................................................	199.9	98.8	132.7

Total comprehensive income/(loss) for the year - all attributable to equity holders of parent ...................................	574.5	404.1	(36.5)

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O'Leary                                                         D. Bonderman
Director                                                               Director

July 25, 2011

Consolidated Statement of Changes in Shareholders' Equity

						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008……………	1,490.8	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2
(Loss) for the year………………………	-	-	-	(169.2)	-	-	-	(169.2)
Other comprehensive income		-
Net actuarial losses from retirement benefits plan……………………………	-	-	-	(7.5)	-	-	-	(7.5)
Net movements in cash-flow reserve…	-	-	-	-	-	140.2	-	140.2
Total other comprehensive income……	-	-	-	(7.5)	-	140.2	-	132.7
Total comprehensive (loss)/income…….	-	-	-	(176.7)	-	140.2	-	(36.5)
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares…………	0.7	-	1.6	-	-	-	-	1.6
Repurchase of ordinary equity shares…	(18.1)	-	-	(46.0)	-	-	-	(46.0)
Capital redemption reserve fund………	-	(0.1)	-	-	0.1	-	-	-
Share-based payments…………………	-	-	-	-	-	-	3.8	3.8
Balance at March 31, 2009……………	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Profit for the year………………………	-	-	-	305.3	-	-	-	305.3
Other comprehensive income
Net movements in cash-flow reserve…	-	-	-	-	-	62.3	-	62.3
Net change in fair value of available-for -sale asset……………………………….	-	-	-	-	-	-	36.5	36.5
Total other comprehensive income……	-	-	-	-	-	62.3	36.5	98.8
Total comprehensive income………….	-	-	-	305.3	-	62.3	36.5	404.1
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares…………	5.5	-	14.5	-	-	-	-	14.5
Share-based payments…………………	-	-	-	-	-	-	4.9	4.9
Transfer of exercised and expired share-based awards……………………………	-	-	-	0.5	-	-	(0.5)	-
Balance at March 31, 2010……………	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the year………………………	-	-	-	374.6	-	-	-	374.6
Other comprehensive income
Net actuarial gains from retirement benefits plan……………………………	-	-	-	5.0	-	-	-	5.0
Net movements in cash-flow reserve…	-	-	-	-	-	197.1	-	197.1
Net change in fair value of available-for -sale asset…….…………………………	-	-	-	-	-	-	(2.2)	(2.2)
Total other comprehensive income/(loss)…………………………...	-	-	-	5.0	-	197.1	(2.2)	199.9
Total comprehensive income……….…..	-	-	-	379.6	-	197.1	(2.2)	574.5
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares…………	10.7	0.1	27.4	-	-	-	-	27.5
Share-based payments…………………	-	-	-	-	-	-	3.3	3.3
Transfer of exercised and expired share-based awards……………………………	-	-	-	4.5	-	-	(4.5)	-
Dividend paid………………….………	-	-	-	(500.0)	-	-	-	(500.0)
Balance at March 31, 2011……………	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

The accompanying notes are an integral part of the financial information.

Consolidated Statement of Cash Flows

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Operating activities
Profit/(loss) before tax...........................................................................	420.9	341.0	(180.5)

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation...........................................................................................	277.7	235.4	256.1
Increase in inventories............................................................................	(0.2)	(0.4)	(0.1)
Increase in trade receivables...................................................................	(6.3)	(2.5)	(7.6)
(Increase)/decrease in other current assets.............................................	(20.9)	11.6	73.8
(Decrease)/increase in trade payables....................................................	(3.2)	21.3	3.4
Increase in accrued expenses..................................................................	135.0	189.7	13.3
(Decrease)/increase in other creditors....................................................	(10.0)	30.1	6.6
(Decrease)/increase in maintenance provisions......................................	(7.9)	30.7	19.0
Gain on disposal of property, plant and equipment.............................	-	(2.0)	-
Loss on impairment of available-for-sale financial asset........................	-	13.5	222.5
Decrease/(increase) in interest receivable...............................................	1.6	(1.2)	4.8
Increase/(decrease) in interest payable...................................................	2.3	(0.5)	(3.5)
Retirement costs....................................................................................	(0.1)	(0.1)	(0.3)
Share-based payments...........................................................................	3.3	4.9	3.8
Income tax (paid)/refunded....................................................................	(5.9)	-	1.9
Net cash provided by operating activities..............................................	786.3	871.5	413.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)……	(897.2)	(997.8)	(702.0)
Proceeds from sale of property, plant and equipment..........................	-	89.2	314.2
Purchase of equities classified as available for sale................................	-	-	(4.2)
Decrease in restricted cash.....................................................................	24.9	223.8	0.8
Decrease/(increase) in financial assets: cash > 3 months.......................	398.3	(864.3)	2.9
Net cash used in investing activities......................................................	(474.0)	(1,549.1)	(388.3)

Financing activities
Shares purchased under share buy-back programme................................	-	-	(46.0)
Net proceeds from shares issued...........................................................	27.4	14.5	1.6
Dividend paid.........................................................................................	(500.0)	-	-
Proceeds from long term borrowings.....................................................	991.4	788.1	459.0
Repayments of long term borrowings....................................................	(280.7)	(230.3)	(327.1)
Net cash provided by financing activities..............................................	238.1	572.3	87.5

Increase/(decrease) in cash and cash equivalents.................................	550.4	(105.3)	112.4
Cash and cash equivalents at beginning of year.....................................	1,477.9	1,583.2	1,470.8
Cash and cash equivalents at end of year..............................................	2,028.3	1,477.9	1,583.2

The accompanying notes are an integral part of the financial information.

Notes forming part of the Consolidated Financial Statements

1 Basis of preparation and significant accounting policies

The accounting policies applied in the preparation of the consolidated financial statements for the 2011 fiscal year are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

Business activity

Ryanair Limited and its subsidiaries ("Ryanair Limited") has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair Limited. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the "Company"). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as "Ryanair Holdings plc" (or "we", "our", "us", "Ryanair" or the "Company") and currently operate a low-fares airline headquartered in Dublin, Ireland. All trading activity continues to be undertaken by the group of companies headed by Ryanair Limited.

Statement of compliance

In accordance with the International Accounting Standards ("IAS") Regulation (EC 1606 (2002)) which applies throughout the European Union ("EU"), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as adopted by the EU, which are effective for the year ended and as at March 31, 2011. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have also been prepared in accordance with the Companies Acts, 1963 to 2009.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

New accounting standards adopted during the year

From April 1, 2010 the Company has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively and has had no impact in the current year as no acquisitions have taken place. In addition, there were no other new standards, interpretations or amendments to existing standards adopted for the first time during the year ended March 31, 2011, which had a material impact on our financial position or results from operations.

Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the majority of the group companies. They are prepared on the historical cost basis, except for derivative financial instruments and available-for-sale securities which are stated at fair value, and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Any non-current assets classified as held for sale are stated at the lower of cost and fair value less costs to sell.

Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth in the critical accounting policies section below. Actual results may differ from estimates.

The Company believes that its critical accounting policies, which are those that require management's most difficult, subjective and complex judgements, are those described in this section. These critical accounting policies, the judgements and other uncertainties affecting application of these policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing the consolidated financial statements.

Long-lived assets

As of March 31, 2011, Ryanair had €4.9 billion of property, plant and equipment long-lived assets, virtually all of which consisted of aircraft. In accounting for long-lived assets, Ryanair must make estimates about the expected useful lives of the assets, the expected residual values of the assets and the potential for impairment based on the fair value of the assets and the cash flows they generate.

In estimating the lives and expected residual values of its aircraft, Ryanair has primarily relied on its own and industry experience, recommendations from Boeing, the manufacturer of all of the Company's aircraft, and other data available in the marketplace. Subsequent revisions to these estimates, which can be significant, could be caused by changes to Ryanair's maintenance program, changes in utilisation of the aircraft, changes to governmental regulations on aging aircraft, and changing market prices for new and used aircraft of the same or similar types. Ryanair evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense.

Ryanair periodically evaluates its long-lived assets for impairment. Factors that would indicate potential impairment would include, but are not limited to, significant decreases in the market value of an aircraft, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft. While the airline industry as a whole has experienced many of these factors from time to time, Ryanair has not yet been seriously impacted and continues to record positive cash flows from these long-lived assets. Consequently, Ryanair has not yet identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the general airline operating environment.

The Company's estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods. Aircraft are depreciated over a useful life of 23 years from the date of manufacture to residual value.

Heavy maintenance

An element of the cost of an acquired aircraft is attributed, on acquisition, to its service potential, reflecting the maintenance condition of the engines and airframe.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair's aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair.  While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the 'head lease' notwithstanding any such sub-leasing.

Both of these elements of accounting policies involve the use of estimates in determining the quantum of both the initial maintenance asset and/or the amount of provisions to be recorded and the respective periods over which such amounts are charged to income. In making such estimates, Ryanair has primarily relied on its own and industry experience, industry regulations and recommendations from Boeing; however, these estimates can be subject to revision, depending on a number of factors, such as the timing of the planned maintenance, the ultimate utilisation of the aircraft, changes to government regulations and increases or decreases in estimated costs. Ryanair evaluates its estimates and assumptions in each reporting period and, when warranted, adjusts its assumptions, which generally impact maintenance and depreciation expense in the income statement on a prospective basis.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2011. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair has the power either directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefit from its activities.

All inter-company account balances and any unrealised income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal. Upon the acquisition of a business, fair values are attributed to the separable net assets acquired.

Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the fair value of the consideration transferred, plus the recognised amount of any non-controlling interests in the acquire, less the net recognised amount of the identifiable assets acquired and liabilities assumed.

Acquisitions between January 1, 2004 and January 1, 2010

For acquisitions between January 1, 2004 and January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company's interest in the recognised amount of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Acquisitions prior to January 1, 2004 (date of transition to IFRSs)

As part of its transition to the IFRSs, the Company elected to restate only those business combinations that occurred on or after January 1, 2003. Prior to January 1, 2003, goodwill represented the amount recognised under the Company's previous accounting framework, Irish GAAP.

Foreign currency translation

Items included in the financial statements of each of the group entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in euro, which is the functional currency of the majority of the group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognised in profit and loss, except for differences arising on qualifying cash-flow hedges, which are recognised in other comprehensive income.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and provisions for impairments, if any. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash-flow hedges of foreign currency purchases of property, plant and equipment. Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

Rate of Depreciation
Plant and equipment (excluding aircraft).........................................................................................	20-33.3%
Fixtures and fittings.........................................................................................................................	20%
Motor vehicles.................................................................................................................................	33.3%
Hangar and buildings........................................................................................................................	5%

Aircraft are depreciated on a straight-line basis over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Aircraft at March 31, 2011	Useful Life	Residual Value
Boeing 737-800s	221(a)	23 years from date of manufacture	15% of current market value of new aircraft,
determined periodically

______________
(a) The Company operated 272 aircraft as of March 31, 2011, of which 51 were leased.

The Company's estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during the current and prior periods.

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737-800 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalised and amortised over the shorter of the period to the next check or the remaining life of the aircraft.

Advance and option payments made in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and separately disclosed within property, plant and equipment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date.

Rotable spare parts held by the Company are classified as property, plant and equipment if they are expected to be used over more than one period and are accounted for and depreciated in the same manner as the related aircraft.

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised on a net basis within other income in profit and loss.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under operating lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year.

Ryanair's aircraft operating lease agreements typically have a term of seven years, which closely correlates with the timing of heavy maintenance checks. The contractual obligation to maintain and replenish aircraft held under operating lease exists independently of any future actions within the control of Ryanair.  While Ryanair may, in very limited circumstances, sub-lease its aircraft, it remains fully liable to perform all of its contractual obligations under the 'head lease' notwithstanding any such sub-leasing.

All other maintenance costs, other than major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts costs associated with leased aircraft, are expensed as incurred.

Intangible assets - landing rights

Intangible assets acquired are recognised to the extent it is considered probable that expected future benefits will flow to the Company and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalised at fair value at that date and are not amortised, where those rights are considered to be indefinite. The carrying values of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Company's intangible assets has been recorded to date.

Available-for-sale securities

The Company holds certain equity securities, which are classified as available-for-sale, and are measured at fair value, less incremental direct costs, on initial recognition. Such securities are classified as available-for-sale, rather than as an investment in an associate if the Company does not have the power to exercise significant influence over the investee. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in other comprehensive income and reflected in the shareholders equity in the consolidated balance sheet. The fair values of available-for-sale securities are determined by reference to quoted prices at each reporting date. When an investment is de-recognised the cumulative gain or loss in other comprehensive income is transferred to the income statement.

Such securities are considered to be impaired if there is objective evidence which indicates that events have occurred that can reasonably be expected to adversely affect the  future cash flows of the securities, such that the future cash flows do not support the current fair value of the securities. This includes where there is a significant or prolonged decline in the fair value below its cost. All impairment losses are recognised in the income statement and any cumulative loss in respect of an available-for-sale asset recognised previously in other comprehensive income is also transferred to the income statement.

Other financial assets

Other financial assets (other than available-for-sale financial assets) comprise cash deposits of greater than three months' maturity. All amounts are categorised as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective interest method in the balance sheet.

Derivative financial instruments

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimise the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralised completely.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments continue to be re-measured to fair value, and changes therein are accounted for as described below.

The fair value of interest rate swaps is computed by discounting the projected cash flows on the Company's swap arrangements to present value using an appropriate market rate of interest. The fair value of forward foreign exchange contracts and commodity contracts is determined based on the present value of the quoted forward price. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised in other comprehensive income (in the cash flow hedging reserve on the balance sheet). When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of that asset or liability. Otherwise the cumulative gain or loss is removed from other comprehensive income and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss thereon is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the underlying hedged transaction is still expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in other comprehensive income is recognised in the income statement immediately.

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss also being recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on invoiced price on an average basis for all stock categories. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Trade and other receivables and payables

Trade and other receivables and payables are stated on initial recognition at fair value plus any incremental direct costs and subsequently at amortised cost, net of any impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand, and is categorised for measurement purposes as "loans and receivables."

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months. Deposits with maturities greater than three months are recognised as short-term investments, are categorised as loans and receivables and are carried initially at fair value and then subsequently at amortised cost, using the effective-interest method.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortised cost, using the effective interest yield methodology.

Leases

Leases under which the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised in the balance sheet, at an amount equal to the lower of their fair value and the present value of the minimum lease payments, and are depreciated over their estimated useful lives. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of a lease obligation is charged to the income statement over the period of the lease in proportion to the balances outstanding.

Other leases are operating leases and the associated leased assets are not recognised on the Company's balance sheet. Expenditure arising under operating leases is charged to the income statement as incurred. The Company also enters into sale-and-leaseback transactions whereby it sells the rights to acquire an aircraft to an external party and subsequently leases the aircraft back, by way of an operating lease. Any profit or loss on the disposal where the price achieved is not considered to be at fair value is spread over the period during which the asset is expected to be used. The profit or loss amount deferred is included within "other creditors" and divided into components of greater than and less than one year.

Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

The Company assesses the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each balance sheet date based on the best estimate of the settlement amount.

In relation to legal matters, we develop estimates in consultation with internal and external legal counsel using the current facts and circumstances known to us. The factors that we consider in developing our legal provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the subject matter of the litigation, the likelihood of settlement and current state of settlement discussions, if any.

Segment reporting

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of operating segments. The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, and ancillary services including car hire services, and internet and other related services to third parties, across a European route network.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, "Presentation of Financial Statements".

Expenses are classified and presented in accordance with the nature-of-expenses method. We disclose separately on the face of the income statement, within other income and expense, losses on the impairment of available-for-sale financial assets and gains or losses on disposal of property, plant and equipment. The nature of the Company's available-for-sale asset is that of a financial investment; accordingly any impairment of the investment is categorised as finance expense and included in other income/(expense) as a separate line item. The presentation of gains or losses on the disposal of property, plant and equipment within other income/(expense) accords with industry practice.

Revenues

Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and a provision for government tax refund claims attributable to unused tickets, and is included in accrued expenses and other liabilities. Revenue, net of government taxes, is released to the income statement as passengers fly. Unused tickets are recognised as revenue on a systematic basis, such that twelve months of time expired revenues are recognised in revenue in each fiscal year. Miscellaneous fees charged for any changes to flight tickets are recognised in revenue immediately.

Ancillary revenues are recognised in the income statement in the period the ancillary services are provided.

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the share options is initially estimated and re-measured at each balance sheet date until the grant measurement date is achieved. The fair value of the options granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options.

Pensions and other post-retirement obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company operates a number of defined contribution and defined benefit pension schemes.

Costs arising in respect of the Company's defined contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the balance sheet date are included as a liability.

A defined benefit plan is a post-employment benefit plan other than a defined-contribution plan. The liabilities and costs associated with the Company's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme's liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Company's defined-benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

The Company separately recognises the operating and financing costs of defined-benefit pensions in the income statement. IFRS permits a number of options for the recognition of actuarial gains and losses. The Company has opted to recognise all actuarial gains and losses within other comprehensive income.

Income taxes including deferred income taxes

Income tax on the profit or loss for a year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income (such as certain hedging derivative financial instruments, available-for-sale assets, pensions and other post-retirement obligations). Current tax payable on taxable profits is recognised as an expense in the period in which the profits arise using tax rates enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying accounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date and expected to apply when the temporary differences reverse.

The following temporary differences are not provided for: (i) the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and (ii) differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realised.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects. When share capital recognised as equity is repurchased, the amount of consideration paid, which includes any directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity, until they are cancelled.

Prospective accounting changes, new standards and interpretations not yet adopted

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations, except for IFRS 9, which may impact the classification and measurement of some of the Company's financial instruments. The Company does not currently plan to early adopt this standard.

• IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments" (effective for fiscal periods beginning on or after July 1, 2010).

• IAS 24 (revised 2009), "Related Party Disclosures" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction" (effective for fiscal periods beginning on or after January 1, 2011).

• Amendments to IFRS 7, "Disclosure - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).

• Amendment to IAS 12, "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).

• IFRS 9, "Financial Instruments"(effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•    The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

2              Property, plant and equipment

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2011
Cost
At March 31, 2010.......................	5,069.6	39.2	16.4	23.7	2.2	5,151.1
Additions in year..........................	883.6	7.4	2.7	3.5	-	897.2
Disposals in year..........................	-	-	-	-	-	-
At March 31, 2011.......................	5,953.2	46.6	19.1	27.2	2.2	6,048.3
Depreciation
At March 31, 2010.......................	794.4	8.9	12.3	19.4	1.9	836.9
Charge for year.............................	270.7	2.2	2.5	2.2	0.1	277.7
Eliminated on disposals................	-	-	-	-	-	-
At March 31, 2011.......................	1,065.1	11.1	14.8	21.6	2.0	1,114.6
Net book value
At March 31, 2011.......................	4,888.1	35.5	4.3	5.6	0.2	4,933.7
	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M

Year ended March 31, 2010
Cost
At March 31, 2009.......................	4,220.5	38.5	15.2	20.2	2.1	4,296.5
Additions in year..........................	992.3	0.7	1.2	3.5	0.1	997.8
Disposals in year..........................	(143.2)	-	-	-	-	(143.2)
At March 31, 2010.......................	5,069.6	39.2	16.4	23.7	2.2	5,151.1
Depreciation
At March 31, 2009.......................	618.3	7.0	9.9	14.8	1.7	651.7
Charge for year.............................	226.3	1.9	2.4	4.6	0.2	235.4
Eliminated on disposals................	(50.2)	-	-	-	-	(50.2)
At March 31, 2010.......................	794.4	8.9	12.3	19.4	1.9	836.9
Net book value
At March 31, 2010.......................	4,275.2	30.3	4.1	4.3	0.3	4,314.2

	Aircraft	Hangar and Buildings	Plant and Equipment	Fixtures and Fittings	Motor Vehicles	Total
	€M	€M	€M	€M	€M	€M
Year ended March 31, 2009
Cost
At March 31, 2008...................	4,149.7	25.9	11.9	16.8	1.9	4,206.2
Additions in year......................	637.0	12.6	3.4	3.4	0.2	656.6
Disposals in year......................	(566.2)	-	(0.1)	-	-	(566.3)
At March 31, 2009...................	4,220.5	38.5	15.2	20.2	2.1	4,296.5
Depreciation
At March 31, 2008...................	597.2	5.5	7.7	12.4	1.3	624.1
Charge for year.........................	249.5	1.5	2.3	2.4	0.4	256.1
Eliminated on disposals............	(228.4)	-	(0.1)	-	-	(228.5)
At March 31, 2009...................	618.3	7.0	9.9	14.8	1.7	651.7
Net book value
At March 31, 2009...................	3,602.2	31.5	5.3	5.4	0.4	3,644.8

At March 31, 2011, aircraft with a net book value of €4,718.7 million (2010: €3,863.6 million; 2009: €3,163.3 million) were mortgaged to lenders as security for loans. Under the security arrangements for the Company's new Boeing 737-800 "next generation" aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

At March 31, 2011, the cost and net book value of aircraft includes €194.2 million (2010: €397.8 million; 2009: €405.3 million) in respect of advance payments on aircraft. This amount is not depreciated. The cost and net book value also includes capitalised aircraft maintenance, aircraft simulators and the stock of rotable spare parts. In prior years, aircraft assets have also included the fair value of certain foreign currency firm commitments to buy aircraft, which are permitted to be included within the Company's balance sheet as fair-value hedges, which had been undertaken in respect of these commitments. At March 31, 2011, the amount included in aircraft assets was nil (2010: nil; 2009: €0.7 million).

The net book value of assets held under finance leases at March 31, 2011, 2010 and 2009 was €635.1 million, €422.8 million and €435.5 million respectively.

There were no Boeing 737-800 aircraft disposed of during the year (2010: 3; 2009: 16). There is no agreement to dispose of further aircraft at future dates. The sale proceeds generated on the delivery of aircraft sold amounted to €65.6 million in fiscal year 2010 and €314.2 million in fiscal year 2009.

During the 2011 fiscal year, no accelerated depreciation (2010: nil; 2009: €51.6 million) arose in relation to aircraft disposals or agreements to dispose of aircraft at future dates.

3              Intangible assets

	At March 31,
	2011	2010	2009
	€M	€M	€M

Landing rights......................................................................................	46.8	46.8	46.8

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003. As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortised. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty-year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights' carrying amounts exceeding their recoverable amounts. These projections have been discounted using a rate that reflects management's estimate of the long-term pre-tax return on capital employed for its scheduled airline business, estimated to be 7.10% for 2011, 2.96% for 2010 and 3.48% for 2009.

4              Available-for-sale financial assets

	At March 31,
	2011	2010	2009
	€M	€M	€M

Investment in Aer Lingus................................................................	114.0	116.2	93.2

As at March 31, 2011 Ryanair's total holding in Aer Lingus was 29.8% (2010: 29.8%; 2009: 29.8%). The balance sheet value of €114.0 million (2010: €116.2 million; 2009: €93.2 million) reflects the market value of this investment as at March 31, 2011. In accordance with the Company's accounting policy, this asset is held at fair value with a corresponding adjustment to other comprehensive income following initial acquisition. All impairment losses are recognised in the income statement and any cumulative loss previously recognised in other comprehensive income is transferred to the income statement once an impairment is considered to have occurred. During the year, the Company recorded an impairment charge of nil (2010: €13.5 million; 2009: €222.5 million) in the income statement on its Aer Lingus shareholding. All impairment losses are required to be recognised in the income statement and may not be subsequently reversed, while gains are recognised through other comprehensive income.

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €114.0 million at March 31, 2011 is comprised of a loss of €2.2 million, recognised through other comprehensive income, reflecting the decrease in the share price from €0.73 per share at March 31, 2010 to €0.72 per share at March 31, 2011. As noted above, all impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income. However, as the investment has previously been impaired to €0.50 per share, in prior periods, the loss of €2.2 million represents a reversal of gains taken through other comprehensive income in prior periods but subsequent to the 2010 impairments and is therefore accounted for through other comprehensive income.

This investment is classified as available-for-sale, rather than as an investment in an associate, because the Company does not have the power to exercise any influence over the entity. The Company's determination that it does not have any influence over Aer Lingus has been based on the following factors, in particular:

(i)            Ryanair does not have any representation on the Aer Lingus Board of Directors, nor does it have a right to appoint a director;

(ii)           Ryanair does not participate in Aer Lingus' policy-making decisions, nor does it have a right to participate in such policy-making decisions;

(iii)          There are no material transactions between Ryanair and Aer Lingus, there is no interchange of personnel between the two companies and there is no sharing of technical information between the companies;

(iv)          Aer Lingus and its significant shareholder (the Irish government: 25.1%) have openly opposed Ryanair's investment or participation in the company;

(v)           On August 13, 2007 and September 4, 2007, Aer Lingus refused Ryanair's attempt to assert its statutory right to requisition a general meeting (a legal right of any 10% shareholder under Irish law). The Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007);

(vi)          On April 15, 2011, the High Court in Dublin ruled that Aer Lingus was not obliged to accede to Ryanair's request that two additional resolutions (on the payment of a dividend and on payments to pension schemes) be put to vote at Aer Lingus' AGM; and

(vii)         The European Commission has formally found that Ryanair's shareholding in Aer Lingus does not grant Ryanair "de jure or de facto control of Aer Lingus" and that "Ryanair's rights as a minority shareholder…are associated exclusively to rights related to the protection of minority shareholders" (Commission Decision Case No. COMP/M.4439 dated October 11, 2007). The European Commission's finding has been confirmed by the European Union's General Court which issued a decision on July 6, 2010 that the European Commission was justified to use the required legal and factual standard in its refusal to order Ryanair to divest its minority shareholding in Aer Lingus and that, as part of that decision, Ryanair's shareholding did not confer control of Aer Lingus (Judgment of the General Court (Third Chamber) Case No. T-411/07 dated July 6, 2010).

On December 1, 2008 Ryanair made a second offer to acquire 70.2% of the ordinary shares of Aer Lingus plc that it does not already own. However, the Company was unable to secure the shareholders' support and accordingly on January 28, 2009 withdrew its offer for Aer Lingus.

The United Kingdom's Office of Fair Trading (OFT) wrote to Ryanair in September 2010, advising that it intends to investigate Ryanair's minority stake in Aer Lingus. Ryanair objected to this investigation on the basis that the OFT's investigation became time-barred within four months from the European Commission's June 2007 decision to prohibit Ryanair's takeover of Aer Lingus. The OFT agreed in October 2010 to suspend its investigation pending the outcome of Ryanair's appeal against the OFT's investigation.

5              Derivative financial instruments

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and objectives of the Company, which include controls over the procedures used to manage the main financial risks arising from the Company's operations. Such risks comprise commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks. These instruments include borrowings, cash deposits and derivatives (principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts). It is the Company's policy that no speculative trading in financial instruments takes place.

The Company's historical fuel risk management policy has been to hedge between 70% and 90% of the forecast rolling annual volumes required to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Company being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Company, it may deviate from this policy. At March 31, 2011, the Company had hedged approximately 77% of its estimated fuel exposure for the year ending March 31, 2012. At March 31, 2010, the Company had hedged approximately 85% of its estimated fuel exposure for the year ending March 31, 2011. At March 31, 2009, the Company had hedged approximately 75% of its estimated fuel exposure for the year ending March 31, 2010.

Foreign currency risk in relation to the Company's trading operations largely arises in relation to non-euro currencies. These currencies are primarily U.K. pounds sterling and the U.S. dollar. The Company manages this risk by matching pounds sterling revenues against pounds sterling costs. Surplus pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and excess pounds sterling are converted into euro. Additionally, the Company swaps euro for U.S. dollars using forward currency contracts to cover any expected dollar outflows for these costs. From time to time, the Company also swaps euro for U.K. pounds sterling using forward currency contracts to hedge expected future surplus pounds sterling. During the year ended March 31, 2011, the Company also entered into a series of cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of US dollar denominated borrowings made during the year ended March 31, 2011.

The Company's objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In addition, the Company aims to achieve the best available return on investments of surplus cash - subject to credit risk and liquidity constraints. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty based on third-party market-based ratings. In line with the above interest rate risk management strategy, the Company has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations. The Company has also entered into floating rate financing for certain aircraft, which is matched with floating rate deposits. Additionally, certain cash deposits have been set aside as collateral for the counterparty's exposure to risk of fluctuations on certain derivative and other financing arrangements with Ryanair (restricted cash). At March 31, 2011, such restricted cash amounted to €42.9 million (2010: €67.8 million; 2009: €291.6 million). Additional numerical information on these swaps and on other derivatives held by the Company is set out below and in Note 11 to the consolidated financial statements.

The Company utilises a range of derivatives designed to mitigate these risks. All of the above derivatives have been accounted for at fair value in the Company's balance sheet and have been utilised to hedge against these particular risks arising in the normal course of the Company's business. All have been designated as hedging derivatives for the purposes of IAS 39 and are fully set out below.

Derivative financial instruments, all of which have been recognised at fair value in the Company's balance sheet, are analysed as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Current assets
Gains on fair-value hedging instruments - maturing within one year.............	-	-	0.7
Gains on cash-flow hedging instruments - maturing within one year............	383.8	122.6	129.3
	383.8	122.6	130.0

Non-current assets
Gains on cash flow hedging instruments - maturing after one year...............	23.9	22.8	60.0
	23.9	22.8	60.0

Total derivative assets.................................................................................	407.7	145.4	190.0

Current liabilities
Losses on cash flow hedging instruments - maturing within one year...........	(125.4)	(41.0)	(137.4)
	(125.4)	(41.0)	(137.4)
Non-current liabilities
Losses on cash flow hedging instruments - maturing after one year..............	(8.3)	(35.4)	(54.1)
	(8.3)	(35.4)	(54.1)
Total derivative liabilities...........................................................................	(133.7)	(76.4)	(191.5)

Net derivative financial instrument position at year-end ...................... ........................................................................................................................	274.0	69.0	(1.5)

All of the above gains and losses were unrealised at the period-end.

The table above includes the following derivative arrangements:

	Fair value	Fair value	Fair value
	2011	2010	2009
	€M	€M	€M
Interest rate swaps (a)
Less than one year (b)..………………………………………………..…..	(61.7)	(41.0)	(30.7)
Between one and five years………………………………………………..	7.7	(38.6)	(49.8)
After five years…………………………………………………………….	16.2	3.2	(4.3)
	(37.8)	(76.4)	(84.8)
Foreign currency forward contracts (a)
Less than one year………………………………………………………….	(63.7)	80.0	130.0
Between one and five years………………………………………………..	(8.2)	22.8	60.0
After five years…………………………………………………………….	(0.1)	-	-
	(72.0)	102.8	190.0
Commodity forward contracts
Less than one year………………………………………………………….	383.8	42.6	(106.7)
	383.8	42.6	(106.7)
Net derivative position at year end………………………………………	274.0	69.0	(1.5)

(a)    Additional information in relation to the above interest rate swaps and forward currency contracts (i.e. notional value and weighted average interest rates) can be found in Note 11 to the consolidated financial statements.

(b)   €61.7 million interest rate swap financial liabilities falling due within one year, includes €7.9 million derivative financial liabilities, falling due within one year, in respect of cross currency interest rate swaps (see Note 11 to the consolidated financial statements).

Interest rate swaps are primarily used to convert a portion of the Company's floating rate exposures on borrowings and operating leases into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt or lease being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted variable interest payments and rentals due on the Company's underlying debt and operating leases and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current and preceding years.

The Company also utilises cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of US dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these US dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company's US dollar denominated debt to Euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted US dollar variable interest payments on the Company's underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year. The Company did not enter into cross currency interest rate swaps in fiscal years ended March 31, 2010 or 2009.

Foreign currency forward contracts are utilised in a number of ways: forecast U.K. pounds sterling and euro revenue receipts are converted into U.S. dollars to hedge against forecasted U.S. dollar payments principally for jet fuel, insurance, capital expenditure and other aircraft related costs. These are classified as either cash-flow or fair-value hedges of forecasted and committed U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows and fair values arising from the fluctuation in the U.S. dollar to pounds sterling and euro exchange rates for the forecast and committed U.S. dollar purchases. Because the timing of anticipated payments and the settlement of the related derivatives is very closely coordinated, no ineffectiveness has been recorded for these foreign currency forward contracts in the current or preceding years (the underlying hedged items and hedging instruments have been consistently closely matched).

The Company also utilises jet fuel forward contracts to manage exposure to jet fuel prices. These are used to hedge the Company's forecasted fuel purchases, and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These are classified as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices. No ineffectiveness has been recorded on these arrangements in the current or preceding years.

The (gains)/losses on the aircraft firm commitments are recognised as part of the capitalised cost of aircraft additions, within property, plant and equipment. The (gains)/losses on interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft firm commitments) are recognised in the income statement when the hedged transaction occurs. The (gains)/losses on the hedged item attributable to the hedged risk for fair-value hedges associated with foreign currency on aircraft firm commitments, which equalled nil in the 2011 fiscal year (2010: nil; 2009: gains of €0.7 million), are matched by the (gains)/losses recognised in relation to the fair value of hedging instruments of the same amount in the above table, due to the effectiveness of the Company's hedge arrangements.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analysed by income statement category, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2011	2010	2009
	€M	€M	€M
Commodity forward contracts
Recognised in fuel and oil operating expenses, net of tax ..............	(39.5)	(20.2)	(94.7)

Interest rate swaps
Recognised in finance expense, net of tax.......................................	21.2	(32.9)	(10.5)

Foreign currency forward contracts
Recognised in fuel and oil operating expenses, net of tax...............	3.5	2.3	(10.4)

	(14.8)	(50.8)	(115.6)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalised cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realised during the year:

	Year ended March 31,
	2011	2010	2009
	€M	€M	€M
Foreign currency forward contracts
Recognised in property plant and equipment - aircraft additions.	(15.2)	(16.7)	(1.0)

	(15.2)	(16.7)	(1.0)

The following tables indicate the periods in which cash flows associated with derivatives that are designated as cash-flow hedges were expected to occur, as of March 31, 2011, 2010 and 2009:

	Carrying Amount	Expected Cash Flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps.........................................................................................	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts..........................................................	(72.0)	(72.7)	(63.7)	(8.6)	(0.1)	(0.1)	(0.2)
Commodity forward contracts.......................................................................	383.8	383.8	383.8	-	-	-	-
	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

	Carrying Amount	Expected Cash Flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps.........................................................................................	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts..........................................................	99.8	107.9	83.4	24.4	0.1	-	-
U.K. pounds sterling currency forward contracts.........................................	3.0	3.0	3.0	-	-	-	-
Commodity forward contracts.......................................................................	42.6	42.6	42.6	-	-	-	-
	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash Flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps.........................................................................................	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts..........................................................	189.3	182.8	123.1	38.3	21.3	0.1	-
Commodity forward contracts.......................................................................	(106.7)	(106.7)	(106.7)	-	-	-	-
	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

The following tables indicate the periods in which cash flows associated with derivatives designated as cash-flow hedges were expected to impact profit or loss, as of March 31, 2011, 2010 and 2009:

	Carrying Amount	Expected Cash flows	2012	2013	2014	2015	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Interest rate swaps.........................................................................................	(37.8)	(18.7)	(19.6)	(9.5)	(1.6)	2.8	9.2
U.S. dollar currency forward contracts..........................................................	(75.7)	(76.3)	(68.3)	(7.6)	(0.1)	(0.1)	(0.2)
U.S. dollar currency forward contracts capitalised in property plant and equipment - aircraft additions.......................................................................	3.7	3.6	4.6	(1.0)	-	-	-
Commodity forward contracts.......................................................................	383.8	383.8	383.8	-	-	-	-
	274.0	292.4	300.5	(18.1)	(1.7)	2.7	9.0

	Carrying Amount	Expected Cash flows	2011	2012	2013	2014	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Interest rate swaps.........................................................................................	(76.4)	(149.2)	(44.2)	(37.8)	(23.9)	(17.8)	(25.5)
U.S. dollar currency forward contracts..........................................................	40.3	44.6	38.6	5.9	0.1	-	-
U.S. dollar currency forward contracts capitalised in property plant and equipment - aircraft additions.......................................................................	59.5	63.3	44.8	18.5	-	-	-
U.K. pounds sterling currency forward contracts.........................................	3.0	3.0	3.0	-	-	-	-
Commodity forward contracts.......................................................................	42.6	42.6	42.6	-	-	-	-
	69.0	4.3	84.8	(13.4)	(23.8)	(17.8)	(25.5)

	Carrying Amount	Expected Cash flows	2010	2011	2012	2013	Thereafter
	€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Interest rate swaps.........................................................................................	(84.8)	(92.3)	(22.0)	(25.2)	(19.6)	(10.9)	(14.6)
U.S. dollar currency forward contracts..........................................................	46.0	43.6	43.8	(0.4)	0.1	0.1	-
U.S. dollar currency forward contracts capitalised in property plant and equipment - aircraft additions.......................................................................	143.3	139.2	79.3	38.7	21.2	-	-
Commodity forward contracts.......................................................................	(106.7)	(106.7)	(106.7)	-	-	-	-
	(2.2)	(16.2)	(5.6)	13.1	1.7	(10.8)	(14.6)

6              Inventories

	At March 31,
	2011	2010	2009
	€M	€M	€M

Consumables.........................................................................................	2.7	2.5	2.1

In the view of the directors, there are no material differences between the replacement cost of inventories and the balance sheet amounts.

7              Other assets

	At March 31,
	2011	2010	2009
	€M	€M	€M

Prepayments.......................................................................................	94.5	74.1	67.2
Interest receivable...............................................................................	4.9	6.5	5.2
Refundable operating lease deposits...................................................	-	-	15.8
Value Added Tax recoverable.............................................................	-	-	2.8
	99.4	80.6	91.0

All amounts fall due within one year.

8              Trade receivables

	At March 31,
	2011	2010	2009
	€M	€M	€M

Trade receivables....................................................................................	50.7	44.4	41.9
Provision for impairment.......................................................................	(0.1)	(0.1)	(0.1)
	50.6	44.3	41.8

All amounts fall due within one year.

The movement in the provision for trade receivable impairments is as follows:

	Balance at beginning of year	Additions charged to expenses	Write-offs	Balance at end of year
	€M	€M	€M	€M

Year ended March 31, 2011................................	0.1	-	-	0.1
Year ended March 31, 2010................................	0.1	-	-	0.1
Year ended March 31, 2009................................	0.1	-	-	0.1

No individual customer accounted for more than 10% of our accounts receivable at March 31, 2011, March 31, 2010 or at March 31, 2009.

At March 31, 2011 €0.7 million (2010: €0.6 million; 2009: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2010: €0.1 million; 2009: €0.1 million) was impaired and provided for and €0.6 million (2010: €0.5 million; 2009: €0.6 million) was considered past due but not impaired.

9              Restricted cash

Restricted cash consists of €42.9 million (2010: €67.8 million; 2009: €291.6 million) placed on deposit as collateral for certain derivative financial instruments and other financing arrangements entered into by the Company.

10           Accrued expenses and other liabilities

	At March 31,
	2011	2010	2009
	€M	€M	€M
Accruals.................................................................................................................	273.2	260.3	226.4
Taxation.................................................................................................................	185.2	282.3	231.9
Unearned revenue..................................................................................................	765.9	545.6	447.5
	1,224.3	1,088.2	905.8

Taxation comprises:

	At March 31,
	2011	2010	2009
	€M	€M	€M
PAYE (payroll taxes)..............................................................................	5.3	4.3	3.9
Value Added Tax.....................................................................................	-	1.7	-
Other tax (principally air passenger duty)..............................................	179.9	276.3	228.0
	185.2	282.3	231.9

11           Financial instruments and financial risk management

The Company utilises financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company's operations. Derivative financial instruments are contractual agreements with a value that reflects price movements in an underlying asset. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company's policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company's financial instruments, the Company's strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in Note 5 to the consolidated financial statements.

(a)           Financial assets and financial liabilities - fair values

The carrying value and fair value of the Company's financial assets by class and measurement category at March 31, 2011, 2010 and 2009 were as follows:

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M

At March 31, 2011
Available-for-sale financial assets.......................................................................................	114.0	-	-	-	114.0	114.0
Cash and cash equivalents..................................................................................................	-	-	-	2,028.3	2,028.3	2,028.3
Financial asset: cash > 3 months........................................................................................	-	-	-	869.4	869.4	869.4
Restricted cash....................................................................................................................	-	-	-	42.9	42.9	42.9
Derivative financial instruments
- Jet fuel derivative contracts................................................................................................	-	383.8	-	-	383.8	383.8
- Interest rate swaps...............................................................................................................	-	23.9	-	-	23.9	23.9
Trade receivables..................................................................................................................	-	-	-	50.6	50.6	50.6
Total financial assets at March 31, 2011......................................................................................................................................	114.0	407.7	-	2,991.2	3,512.9	3,512.9

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M

At March 31, 2010
Available-for-sale financial assets.......................................................................................	116.2	-	-	-	116.2	116.2
Cash and cash equivalents..................................................................................................	-	-	-	1,477.9	1,477.9	1,477.9
Financial asset: cash > 3 months........................................................................................	-	-	-	1,267.7	1,267.7	1,267.7
Restricted cash....................................................................................................................	-	-	-	67.8	67.8	67.8
Derivative financial instruments
- U.S. dollar currency forward contracts...............................................................................................................................	-	99.8	-	-	99.8	99.8
- U.K. pounds sterling currency forward contracts….……………………………...	-	3.0	-	-	3.0	3.0
- Jet fuel derivative contracts................................................................................................	-	42.6	-	-	42.6	42.6
Trade receivables..................................................................................................................	-	-	-	44.3	44.3	44.3
Total financial assets at March 31, 2010......................................................................................................................................	116.2	145.4	-	2,857.7	3,119.3	3,119.3

	Available For Sale	Cash-Flow Hedges	Fair-Value Hedges	Loans and Receivables	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M	€M
At March 31, 2009
Available-for-sale financial assets.......................................................................................	93.2	-	-	-	93.2	93.2
Cash and cash equivalents..................................................................................................	-	-	-	1,583.2	1,583.2	1,583.2
Financial asset: cash > 3 months........................................................................................	-	-	-	403.4	403.4	403.4
Restricted cash....................................................................................................................	-	-	-	291.6	291.6	291.6
Derivative financial instruments
- FX on aircraft purchase firm commitments.......................................................................	-	-	0.7	-	0.7	0.7
- U.S. dollar currency forward contracts...............................................................................................................................	-	189.3	-	-	189.3	189.3
Trade receivables..................................................................................................................	-	-	-	41.8	41.8	41.8
Total financial assets at March 31, 2009......................................................................................................................................	93.2	189.3	0.7	2,320.0	2,603.2	2,603.2

The carrying values and fair values of the Company's financial liabilities by class and category were as follows:

	Amortised Cost	Cash-Flow Hedges	Fair-Value Hedges	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2011
Long-term debt.............................................................................................................	3,649.4	-	-	3,649.4	3,621.1
Derivative financial instruments
- U.S. dollar currency forward contracts.........................................................................................................................	-	72.0	-	72.0	72.0
- Interest rate swaps....................................................................................................	-	61.7	-	61.7	61.7
Aircraft maintenance provision on operating leased aircraft........................................................................................................................................... .	84.7	-	-	84.7	84.7
Trade payables..................................................................................................................	150.8	-	-	150.8	150.8
Accrued expenses..............................................................................................................	273.2	-	-	273.2	273.2
Total financial liabilities at March 31, 2011......................................................................	4,158.1	133.7	-	4,291.8	4,263.5

At March 31, 2010
Long-term debt.............................................................................................................	2,956.2	-	-	2,956.2	2,955.8
Derivative financial instruments
- Interest rate swaps....................................................................................................	-	76.4	-	76.4	76.4
Aircraft maintenance provision on operating leased aircraft........................................................................................................................................... .	92.6	-	-	92.6	92.6
Trade payables..................................................................................................................	154.0	-	-	154.0	154.0
Accrued expenses..............................................................................................................	260.3	-	-	260.3	260.3
Total financial liabilities at March 31, 2010......................................................................	3,463.1	76.4	-	3,539.5	3,539.1

At March 31, 2009
Long-term debt.............................................................................................................	2,398.4	-	-	2,398.4	2,398.1
Derivative financial instruments
- Interest rate swaps....................................................................................................	-	84.8	-	84.8	84.8
- Jet fuel derivative contracts.........................................................................................	-	106.7	-	106.7	106.7
Aircraft maintenance provision on operating leased aircraft........................................................................................................................................... .	61.9	-	-	61.9	61.9
Trade payables..................................................................................................................	132.7	-	-	132.7	132.7
Accrued expenses..............................................................................................................	226.4	-	-	226.4	226.4
Total financial liabilities at March 31, 2009......................................................................	2,819.4	191.5	-	3,010.9	3,010.6

Estimation of fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Company's financial instruments:

Cash and liquid resources: Carrying amount approximates fair value due to the short-term nature of these instruments. Cash and cash resources comprise cash and cash equivalents, short-term investments and restricted cash.

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2011, 2010, and 2009 which would be payable to a third party to assume the obligations.

Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the estimated amount Ryanair would receive or pay to terminate the contracts. Discounted cash-flow analyses are based on forward interest rates.

Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk management profile at March 31, 2011, 2010 and 2009 has been made.

The table below analyses financial instruments carried at fair value in the balance sheet categorised by the type of valuation method used. The different valuation levels are defined as follows:

• Level 1: Inputs are based on unadjusted quoted prices in active markets for identical instruments.

•   Level 2: Inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability.

• Level 3: Inputs for the asset or liability are not based on observable market data.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2011
Assets measured at fair value
Available-for-sale financial asset......................................	114.0	-	-	114.0
Cash-flow hedges - jet fuel derivative contracts..............	-	383.8	-	383.8
Cash-flow hedges - interest rate swaps...........................	-	23.9	-	23.9
	114.0	407.7	-	521.7
Liabilities measured at fair value
Cash-flow hedges - US dollar currency forward contracts...........................................................................	-	(72.0)	-	(72.0)
Cash-flow hedges - interest rate swaps...........................	-	(61.7)	-	(61.7)
	-	(133.7)	-	(133.7)

During the year ended March 31, 2011, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2010
Assets measured at fair value
Available-for-sale financial asset......................................	116.2	-	-	116.2
Cash-flow hedges - US dollar currency forward contracts...........................................................................	-	99.8	-	99.8
Cash-flow hedges - GBP currency forward contracts.....	-	3.0	-	3.0
Cash-flow hedges - jet fuel derivative contracts..............	-	42.6	-	42.6
	116.2	145.4	-	261.6
Liabilities measured at fair value
Cash-flow hedges - interest rate swaps...........................	-	(76.4)	-	(76.4)
	-	(76.4)	-	(76.4)

During the year ended March 31, 2010, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

	Level 1	Level 2	Level 3	Total
	€M	€M	€M	€M
At March 31, 2009
Assets measured at fair value
Available-for-sale financial asset......................................	93.2	-	-	93.2
Cash-flow hedges - US dollar currency forward contracts...........................................................................	-	190.0	-	190.0
	93.2	190.0	-	283.2
Liabilities measured at fair value
Cash-flow hedges - interest rate swaps...........................	-	(84.8)	-	(84.8)
Cash-flow hedges - jet fuel derivative contracts..............	-	(106.7)	-	(106.7)
	-	(191.5)	-	(191.5)

During the year ended March 31, 2009, there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(b)           Commodity risk

The Company's exposure to price risk in this regard is primarily for jet fuel used in the normal course of operations.

At the year-end, the Company had the following jet fuel arrangements in place:

	At March 31,
	2011	2010	2009
	€M	€M	€M

Jet fuel forward contracts - fair value................................................	383.8	42.6	(106.7)

All of the above commodity contracts mature within the year and are matched against highly probable forecast fuel purchases.

(c)           Maturity and interest rate risk profile of financial assets and financial liabilities

At March 31, 2011, the Company had total borrowings of €3,649.4 million (2010: €2,956.2 million; 2009: €2,398.4 million) from various financial institutions, provided primarily on the basis of guarantees granted by the Export-Import Bank of the United States to finance the acquisition of 185 Boeing 737-800 "next generation" aircraft (2010: 151; 2009: 109). The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to 30 aircraft held under finance leases (2010: 20; 2009: 20), six aircraft financed by way of other commercial debt (2010: 6; 2009: 6) and aircraft simulators.

The maturity profile of the Company's financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2011 was as follows:

	Weighted average fixed rate (%)	2012 €M	2013 €M	2014 €M	2015 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt...............	3.03%	57.4	58.3	60.5	62.7	251.9	490.8
Debt swapped from floating to fixed.........................................	4.12%	138.2	142.0	146.0	148.0	692.0	1,266.2
Secured long-term debt after swaps........................................	3.81%	195.6	200.3	206.5	210.7	943.9	1,757.0
Finance leases..............................	2.80%	-	-	-	38.9	247.7	286.6
Total fixed rate debt....................		195.6	200.3	206.5	249.6	1,191.6	2,043.6

Floating rate
Secured long-term debt...............		230.6	237.5	244.9	250.4	1,348.1	2,311.5
Debt swapped from floating to fixed.........................................		(138.2)	(142.0)	(146.0)	(148.0)	(692.0)	(1,266.2)
Secured long-term debt after swaps........................................	1.57%	92.4	95.5	98.9	102.4	656.1	1,045.3
Finance leases..............................	2.39%	48.7	51.0	53.4	55.8	351.6	560.5
Total floating rate debt................	1.86%	141.1	146.5	152.3	158.2	1,007.7	1,605.8
Total financial liabilities.............		336.7	346.8	358.8	407.8	2,199.3	3,649.4

All of the above debt maturing after 2015 will mature between 2015 and 2023.

The maturity profile of the Company's financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2010 was as follows:

	Weighted average fixed rate (%)	2011 €M	2012 €M	2013 €M	2014 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt...............	3.03%	55.4	57.4	58.4	60.5	314.5	546.2
Debt swapped from floating to fixed.........................................	4.68%	100.2	102.7	105.4	108.3	485.1	901.7
Secured long-term debt after swaps........................................	4.06%	155.6	160.1	163.8	168.8	799.6	1,447.9
Finance leases..............................	2.63%	-	-	-	-	191.7	191.7
Total fixed rate debt....................		155.6	160.1	163.8	168.8	991.3	1,639.6

Floating rate
Secured long-term debt...............		177.6	182.8	188.4	194.4	1,105.3	1,848.5
Debt swapped from floating to fixed.........................................		(100.2)	(102.7)	(105.4)	(108.3)	(485.1)	(901.7)
Secured long-term debt after swaps........................................	1.22%	77.4	80.1	83.0	86.1	620.2	946.8
Finance leases..............................	1.70%	32.5	34.0	35.6	37.2	230.5	369.8
Total floating rate debt................	1.35%	109.9	114.1	118.6	123.3	850.7	1,316.6
Total financial liabilities.............		265.5	274.2	282.4	292.1	1,842.0	2,956.2

The maturity profile of the Company's financial liabilities (excluding aircraft provisions, trade payables and accrued expenses) at March 31, 2009 was as follows:

	Weighted average fixed rate (%)	2010 €M	2011 €M	2012 €M	2013 €M	Thereafter €M	Total €M
Fixed rate
Secured long term-debt...............	5.81%	1.0	1.0	1.0	-	-	3.0
Debt swapped from floating to fixed.........................................	5.96%	63.3	64.8	66.4	68.0	214.6	477.1
Secured long-term debt after swaps........................................	5.96%	64.3	65.8	67.4	68.0	214.6	480.1
Finance leases..............................	2.63%	-	-	-	-	187.0	187.0
Total fixed rate debt....................		64.3	65.8	67.4	68.0	401.6	667.1

Floating rate
Secured long-term debt...............		170.9	176.4	182.3	188.4	1,089.6	1,807.6
Debt swapped from floating to fixed.........................................		(63.3)	(64.8)	(66.4)	(68.0)	(214.6)	(477.1)
Secured long-term debt after swaps........................................	2.12%	107.6	111.6	115.9	120.4	875.0	1,330.5
Finance leases..............................	2.63%	31.1	32.5	34.0	35.5	267.7	400.8
Total floating rate debt................	2.20%	138.7	144.1	149.9	155.9	1,142.7	1,731.3
Total financial liabilities.............		203.0	209.9	217.3	223.9	1,544.3	2,398.4

The following provides an analysis of changes in borrowings during the year:

	At March 31,
	2011	2010	2009
	€M	€M	€M

Balance at start of year..................................................................................	2,956.2	2,398.4	2,266.5
Loans raised to finance aircraft acquisitions- denominated in euro...............	751.2	788.1	459.0
Loans raised to finance aircraft acquisitions- denominated in USD..............	240.2	-	-
Repayments of amounts borrowed...............................................................	(280.7)	(230.3)	(327.1)
Foreign exchange gain on conversion of US dollar loans................................	(17.5)	-	-
Balance at end of year................................................................................	3,649.4	2,956.2	2,398.4

Less than one year.........................................................................................	336.7	265.5	202.9
More than one year.......................................................................................	3,312.7	2,690.7	2,195.5
	3,649.4	2,956.2	2,398.4
The maturities of the contractual undiscounted cash flows (including estimated future interest payments on debt) of the Company's financial liabilities are as follows:

		Total Carrying Value	Total Contractual Cash flows	2012	2013	2014	2015	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2011
Long term debt and finance leases
- Fixed rate debt............	3.67%	2,043.6	2,237.8	237.0	235.8	236.0	273.0	1,256.0
- Floating rate debt.......	1.86%	1,605.8	1,747.6	170.0	173.2	176.3	179.4	1,048.7
		3,649.4	3,985.4	407.0	409.0	412.3	452.4	2,304.7
Derivative financial instruments
- Interest rate swaps......		37.8	18.7	19.6	9.5	1.6	(2.8)	(9.2)
- U.S. dollar currency forward contracts..........		72.0	72.7	63.7	8.6	0.1	0.1	0.2
Aircraft maintenance provision on operating leased aircraft..................		84.7	84.7	10.8	13.4	30.5	10.4	19.6
Trade payables..............		150.8	150.8	150.8	-	-	-	-
Accrued expenses..........		273.2	273.2	273.2	-	-	-	-
Total at March 31, 2011.............................		4,267.9	4,585.5	925.1	440.5	444.5	460.1	2,315.3

		Total Carrying Value	Total Contractual Cash flows	2011	2012	2013	2014	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2010
Long term debt and finance leases
- Fixed rate debt............	3.89%	1,639.6	1,767.6	183.9	184.4	184.1	185.0	1,030.2
- Floating rate debt.......	1.35%	1,316.6	1,422.2	127.7	130.4	133.2	136.3	894.6
		2,956.2	3,189.8	311.6	314.8	317.3	321.3	1,924.8
Derivative financial instruments
- Interest rate swaps......		76.4	149.2	44.2	37.8	23.9	17.8	25.5
Aircraft maintenance provision on operating leased aircraft..................		92.6	92.6	36.2	7.6	9.5	22.4	16.9
Trade payables..............		154.0	154.0	154.0	-	-	-	-
Accrued expenses..........		260.3	260.3	260.3	-	-	-	-
Total at March 31, 2010.............................		3,539.5	3,845.9	806.3	360.2	350.7	361.5	1,967.2

		Total Carrying Value	Total Contractual Cash flows	2010	2011	2012	2013	Thereafter
		€M	€M	€M	€M	€M	€M	€M
At March 31, 2009
Long term debt and finance leases
- Fixed rate debt............	5.96%	667.1	826.6	96.6	94.2	91.7	88.3	455.8
- Floating rate debt.......	2.20%	1,731.3	1,976.0	179.5	181.6	183.9	186.4	1,244.6
		2,398.4	2,802.6	276.1	275.8	275.6	274.7	1,700.4
Derivative financial instruments
- Interest rate swaps......		84.8	92.3	22.0	25.2	19.6	10.9	14.6
- Jet fuel - derivative contracts......................		106.7	106.7	106.7	-	-	-	-
Aircraft maintenance provision on operating leased aircraft...............		61.9	61.9	-	14.5	13.8	8.4	25.2
Trade payables..............		132.7	132.7	132.7	-	-	-	-
Accrued expenses..........		226.4	226.4	226.4	-	-	-	-
Total at March 31, 2009.............................		3,010.9	3,422.6	763.9	315.5	309.0	294.0	1,740.2

Interest rate re-pricing

Floating interest rates on financial liabilities are generally referenced to European inter-bank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis with finance leases re-pricing on a semi-annual basis. We use current interest rate settings on existing debt at each year-end to calculate contractual cash flows.

Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures (typically between 10 and 12 years).

The Company holds significant cash balances that are invested on a short-term basis. At March 31, 2011, all of the Company's cash and liquid resources had a maturity of one year or less and attracted a weighted average interest rate of 0.97% (2010: 0.93%; 2009: 1.84%)

	March 31, 2011		March 31, 2010		March 31, 2009
Financial assets	Within 1 year	Total	Within 1 year	Total	Within 1 year	Total
	€M	€M	€M	€M	€M	€M

Cash and cash equivalents..........................................................................	2,028.3	2,028.3	1,477.9	1,477.9	1,583.2	1,583.2
Cash > 3 months........................................................................................	869.4	869.4	1,267.7	1,267.7	403.4	403.4
Restricted cash...........................................................................................	42.9	42.9	67.8	67.8	291.6	291.6
Total financial assets..................................................................................	2,940.6	2,940.6	2,813.4	2,813.4	2,278.2	2,278.2

Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR, LIBOR or bank rates dependant on the principal amounts on deposit.

As described in Note 4 to the consolidated financial statements, the Company also held €114.0 million of an equity investment in Aer Lingus at March 31, 2011 (2010: €116.2 million; 2009: €93.2 million). This has no fixed maturity and is not interest bearing.

(d)           Foreign currency risk

The Company has exposure to various foreign currencies (principally U.K. pounds sterling and U.S. dollars) due to the international nature of its operations. The Company manages this risk by matching U.K. pound sterling revenues against U.K. pound sterling costs. Any remaining unmatched U.K. pound sterling revenues are used to fund U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance and capital expenditure costs or are sold for euro. The Company also sells euro forward to cover certain U.S. dollar costs. Further details of the hedging activity carried out by the Company are disclosed in Note 5 to the consolidated financial statements.

The following table shows the net amount of monetary assets of the Company that are not denominated in euro at March 31, 2011, 2010 and 2009. Such amounts have been translated using the following year-end foreign currency rates in 2011: €/£: 0.8837; €/$: 1.4207 (2010: €/£: 0.8898; €/$: 1.3479, 2009: €/£: 0.9308; €/$: 1.3308).

	March 31, 2011			March 31, 2010			March 31, 2009
	GBP	U.S.$	e uro equiv.	GBP	U.S.$	euro equiv.	GBP	U.S.$	euro equiv.
	£M	$M	€M	£M	$M	€M	£M	$M	€M
Monetary assets
U.K. pounds sterling cash and liquid resources.....	33.8	-	38.2	35.6	-	40.0	24.4	-	26.3
USD cash and liquid resources.....	-	-	-	-	12.4	9.2	-	13.9	10.4
	33.8	-	38.2	35.6	12.4	49.2	24.4	13.9	36.7

The following table shows the net amount of monetary liabilities of the Company that are not denominated in euro at March 31, 2011, 2010 and 2009. Such amounts have been translated using the following year-end foreign currency rates in 2011: €/$: 1.4207.

	March 31, 2011		March 31, 2010		March 31, 2009
	U.S.$	e uro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
Monetary liabilities
USD long term debt............................................	341.3	240.2	-	-	-	-
	341.3	240.2	-	-	-	-

The Company has entered into cross currency interest rate swap arrangements to manage exposures to fluctuations in foreign exchange rates on these US dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these US dollar denominated floating rate borrowings.  The fair value of these cross currency interest rate swap instruments at March 31, 2011 was €7.9 million, which has been classified within current liabilities, specifically derivative liabilities falling due within one year (see Note 5 to the consolidated financial statements).

The following table gives details of the notional amounts of the Company's currency forward contracts as at March 31, 2011, 2010 and 2009:

	March 31, 2011		March 31, 2010		March 31, 2009
Currency forward contracts	U.S.$	euro equiv.	U.S.$	euro equiv.	U.S.$	euro equiv.
	$M	€M	$M	€M	$M	€M
U.S. dollar currency forward contracts
- for fuel purchases.................................................................................	2,552.6	1,887.2	1,437.4	770.4	1,780.1	1,268.8
- for aircraft sales....................................................................................	-	-	-	-	(101.5)	(75.8)
- for aircraft purchases...........................................................................	584.2	410.8	1,123.8	1,021.8	1,464.0	985.0
	3,136.8	2,298.0	2,561.2	1,792.2	3,142.6	2,178.0

	March 31, 2011		March 31, 2010		March 31, 2009
Currency forward contracts	Stg £	euro equiv.	Stg £	euro equiv.	Stg £	euro equiv.
	£M	€M	£M	€M	£M	€M
U.K pounds sterling currency forward contracts................................................	-	-	122.3	140.3	-	-
	-	-	122.3	140.3	-	-

(e)           Equity risk

The Company has exposure to equity price risk primarily in relation to its 29.8% investment in Aer Lingus. The Company does not have significant influence over Aer Lingus and accordingly, this investment is classified as an available-for-sale financial asset rather than an investment in an associate. Additional information in relation to the available-for-sale financial asset can be found in Note 4 to the consolidated financial statements.

(f)            Credit risk

The Company holds significant cash balances, which are invested on a short-term basis and are classified as either cash equivalents or liquid investments. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties' market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties' systemic importance to the financial systems of their home countries. The Company typically enters into deposits and derivative contracts with parties that have at least an "A" or equivalent credit rating. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. While authorised to place funds on deposit for periods up to 18 months, the Company typically does not enter into deposits with a duration of more than 12 months. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders on an ongoing basis.

The Company's revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is wholly derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2011 €0.7 million (2010: €0.6 million, 2009: €0.7 million) of our total accounts receivable balance were past due, of which €0.1 million (2010: €0.1 million, 2009: €0.1 million) was impaired and provided for and €0.6 million (2010: €0.5 million, 2009: €0.6 million) was past due but not impaired. See Note 8 to the consolidated financial statements.

(g)           Liquidity and capital management

The Company's cash and liquid resources comprise cash and cash equivalents, short-term investments and restricted cash. The Company defines the capital that it manages as the Company's long-term debt and equity. The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

The Company finances its working capital requirements through a combination of cash generated from operations and bank loans for the acquisition of aircraft. The Company had cash and liquid resources at March 31, 2011 of €2,940.6 million (2010: €2,813.4 million; 2009: €2,278.2 million). During the year, the Company funded €897.2 million in purchases of property, plant and equipment. Cash generated from operations has been the principal source for these cash requirements, supplemented primarily by aircraft-related financing structures.

The Board of Directors periodically reviews the capital structure of the Company, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2012 fiscal year.

(h)           Guarantees

Details of the Company's guarantees and the related accounting have been disclosed in Note 23 to the consolidated financial statements.

(i)            Sensitivity analysis

(i)            Interest rate risk: Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2011, a plus or minus one-percentage-point movement in interest rates would result in a respective increase or decrease of €10.9 million (net of tax) in net interest income and expense in the income statement (2010: €12.4 million; 2009: €2.4 million). All of the Group's interest rate swaps are used to swap variable rate debt to fixed rate debt; consequently any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

(ii)           Foreign currency risk: A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2011 would have a respective positive or negative impact on the income statement of €3.7million (net of tax) (2010: €4.8 million; 2009: €3.6 million) and on equity of €201.1 million (net of tax) (2010: €153.0 million; 2009: €190.0 million).

(iii)          Equity price risk: A decrease of 10% in the Aer Lingus share price as of March 31, 2011 would result in a decrease of €11.4 million in the fair value of the available-for-sale financial assets (2010: €11.6 million; 2009: €9.3 million). The decrease would be recognised in other comprehensive income. An increase of 10% in the Aer Lingus share price at March 31, 2011 would result in an increase of €11.4 million in the fair value of the available-for-sale financial assets reserve (2010:€11.6 million; 2009: €9.3 million). Such an increase would be recognised in other comprehensive income.

12           Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M

Current tax (assets)/liabilities
Corporation tax (prepayment)/provision...........................................................	(0.5)	0.9	0.4
Total current tax...............................................................................................	(0.5)	0.9	0.4

Deferred tax liabilities
Origination and reversal of temporary differences on property, plant and equipment, derivatives, pensions, and available-for -sale securities................................................................................................	299.1	229.1	189.8
Total non-current deferred tax liabilities........................................................	299.1	229.1	189.8

Deferred tax (assets)
Net operating losses......................................................................................	(31.4)	(29.5)	(34.3)
Total non-current deferred tax assets............................................................	(31.4)	(29.5)	(34.3)

Total deferred tax liabilities (net)............................................................	267.7	199.6	155.5

Total tax liabilities (net)............................................................................	267.2	200.5	155.9

	At March 31,
	2011	2010	2009
	€M	€M	€M
Reconciliation of current tax
At beginning of year...................................................................................	0.9	0.4	(1.6)
Corporation tax charge in year....................................................................	4.4	0.8	0.7
Adjustment in respect of prior-year over-provision..................................	-	(0.3)	(0.4)
Tax (paid)/refunded....................................................................................	(5.8)	-	1.7
At end of year.............................................................................................	(0.5)	0.9	0.4

	At March 31,
	2011	2010	2009
	€M	€M	€M
Reconciliation of deferred tax
At beginning of year....................................................................................	199.6	155.5	148.1
Adjustment in respect of prior year provisions.........................................	-	(1.7)	0.1
Recognition of deferred tax asset re net operating losses............................	-	-	(34.3)
Release of deferred tax asset for prior-year net operating losses................	(1.9)	6.6	-
New temporary differences on property, plant and equipment, derivatives, pensions and other items..................................................	70.0	39.2	41.6
At end of year.............................................................................................	267.7	199.6	155.5

As at March 31, 2011, a deferred tax asset of €31.4 million was recognised in respect of net operating losses incurred and available to carry forward to future periods (2010: €29.5 million, 2009: €34.3 million). The recoverability of the deferred tax asset is based on future income forecasts which demonstrate that it is more likely than not that future profits will be available in order to utilise the deferred tax asset. The deferred tax asset's recoverability is not dependent on material improvements over historical levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

New temporary differences arising in the year to March 31, 2011 consisted of temporary differences of €43.7 million for property, plant and equipment recognised in the income statement, a charge of €25.6 million for derivatives and a charge of €0.7 million for pensions, all recognised in other comprehensive income. The charge in the year to March 31, 2010 consisted of temporary differences of a charge of €30.2 million for property, plant and equipment recognised in the income statement and a charge of €9.0 million for derivatives, all recognised in other comprehensive income. The charge in the year to March 31, 2009 consisted of temporary differences of a charge of €22.6 million for property, plant and equipment recognised in the income statement, a charge of €20.0 million for derivatives and a credit of €1.0 million for pensions, all recognised in other comprehensive income.

The components of the tax expense/(credit) in the income statement were as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Corporation tax charge in year.........................................................................	4.4	0.8	0.7
Adjustment in respect of prior-year provisions..............................................	0.1	(2.0)	(0.3)
Deferred tax charge/(credit) relating to origination and reversal of temporary differences..............................................................................	41.8	36.9	(11.7)
	46.3	35.7	(11.3)

The following table reconciles the statutory rate of Irish corporation tax to the Company's effective corporation tax rate:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	%	%	%
Statutory rate of Irish corporation tax..............................................................	12.5	12.5	(12.5)
Adjustments for earnings taxed at higher rates.................................................	0.2	0.1	1.0
Adjustments for earnings taxed at lower rates..................................................	(0.9)	(1.1)	(13.2)
Loss on impairment of available-for-sale financial asset..................................	-	0.5	18.6
Adjustments for prior year over-provisions....................................................	-	(0.6)	(0.2)
Other differences..............................................................................................	(0.8)	(0.9)	-
Total effective rate of taxation..........................................................................	11.0	10.5	(6.3)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Defined benefit pension obligations..........................................................	0.7	-	(1.1)
Derivative financial instruments................................................................	25.6	9.0	20.0
Total tax charge in other comprehensive income.......................................	26.3	9.0	18.9

The majority of current and deferred tax recorded in each of fiscal 2011, 2010 and 2009 relates to domestic tax charges and there is no expiry date associated with these temporary differences. In fiscal 2011, the Irish corporation tax rate remained at 12.5%.

The principal components of deferred tax at each year-end were:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Arising on capital allowances and other temporary differences..........	265.5	221.8	191.4
Arising on net operating losses carried forward..................................	(31.4)	(29.5)	(34.3)
Arising on derivatives..........................................................................	34.2	8.6	(0.3)
Arising on pensions.............................................................................	(0.6)	(1.3)	(1.3)
Total....................................................................................................	267.7	199.6	155.5

At March 31, 2011, 2010 and 2009, the Company had fully provided for all required deferred tax assets and liabilities. There are no taxable temporary differences on overseas subsidiaries and, on that basis, no deferred tax has been provided for on the un-remitted earnings of overseas subsidiaries because there is no intention to remit these to Ireland.

13           Provisions

	At March 31,
	2011	2010	2009
	€M	€M	€M
Provision for aircraft maintenance on operating leased aircraft (a).................................................................................................	84.7	92.6	61.9
Provision for pension obligation (b)............................................	4.9	10.3	10.1
	89.6	102.9	72.0

	At March 31,
	2011	2010	2009
	€M	€M	€M
(a) Provision for aircraft maintenance on operating leased aircraft
At beginning of year...................................................................................	92.6	61.9	42.8
Increase in provision during the year.........................................................	31.3	30.7	19.1
Utilisation of provision upon the hand-back of aircraft...........................	(39.2)	-	-
At end of year............................................................................................	84.7	92.6	61.9
During the 2011 fiscal year, the Company returned 10 aircraft held under operating lease to the lessors. The Company incurred €39.2 million satisfying the requirement to return the aircraft to the lessor in accordance with operating conditions specified in the lease agreements.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2011, 2010 and 2009 are as follows:

	Carrying value €M	2012 €M	2013 €M	2014 €M	2015 €M	Thereafter €M
At March 31, 2011
Provision for leased aircraft maintenance	84.7	10.8	13.4	30.5	10.4	19.6

	Carrying value €M	2011 €M	2012 €M	2013 €M	2014 €M	Thereafter €M
At March 31, 2010
Provision for leased aircraft maintenance	92.6	36.2	7.6	9.5	22.4	16.9

	Carrying value €M	2011 €M	2012 €M	2013 €M	2014 €M	Thereafter €M
At March 31, 2009
Provision for leased aircraft maintenance	61.9	14.5	13.8	8.4	14.4	10.8

	At March 31,
	2011	2010	2009
	€M	€M	€M
(b) Provision for pension obligation
At beginning of year.....................................................................................	10.3	10.1	2.0
Movement during the year...........................................................................	(5.4)	0.2	8.1
At end of year..............................................................................................	4.9	10.3	10.1
The present value of the net pension obligation before tax is €4.9 million (2010: €10.3 million; 2009: €10.1 million) in Ryanair Limited. See Note 21 to the consolidated financial statements for further details.

14           Other creditors

This consists of deferred gains arising from the sale and leaseback of aircraft. During fiscal year 2011, Ryanair returned 10 sale-and-leaseback aircraft and entered into sale-and-leaseback arrangements for six (2010: 12; 2009: 8) new Boeing 737-800 "next generation" aircraft, bringing total sale-and-leaseback aircraft to 51 as at March 31, 2011.

15           Issued share capital, share premium account and share options

(a)           Share capital

	At March 31,
	2011	2010	2009
	€M	€M	€M
Authorised:
1,680,000,000 ordinary equity shares of 0.635 euro cent each....	10.7	10.7	10.7

Allotted, called-up and fully paid:
1,489,574,915 ordinary equity shares of 0.635 euro cent each....	9.5	-	-
1,478,935,935 ordinary equity shares of 0.635 euro cent each....	-	9.4	-
1,473,356,159 ordinary equity shares of 0.635 euro cent each....	-	-	9.4

The movement in the share capital balance year on year principally relates to 10.6 million (2010: 5.6 million; 2009: 0.7 million) new shares issued due to the exercise of share options. For the 2011 fiscal year there were no cancellations of shares relating to any share buy-backs (2010: nil; 2009: 18.1 million).

The share capital of Ryanair consists of one class of stock, the ordinary equity shares. The ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b)           Share premium account

	At March 31,
	2011	2010	2009
	€M	€M	€M
Balance at beginning of year.............................................................	631.9	617.4	615.8
Share premium arising from the exercise of 10.6 million options in fiscal 2011, 5.6 million options in fiscal 2010 and 0.7 million options in fiscal 2009...............................................................	27.4	14.5	1.6
Balance at end of year......................................................................	659.3	631.9	617.4

(c)           Share options and share purchase arrangements

The Company has adopted a number of share option plans, which allow current or future employees or executive directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time.

Details of the share options outstanding are set out below:

	Share Options M	Weighted Average Exercise Price
Outstanding at March 31, 2008...............................................................................	34.8	€3.04
Exercised...................................................................................................................	(0.7)	€2.49
Granted.....................................................................................................................	10.0	€2.56
Expired.....................................................................................................................	(0.2)	€2.94
Forfeited...................................................................................................................	(2.2)	€3.00
Outstanding at March 31, 2009...............................................................................	41.7	€2.94
Exercised...................................................................................................................	(5.6)	€2.60
Expired.....................................................................................................................	(0.2)	€2.83
Forfeited...................................................................................................................	(0.1)	€2.49
Outstanding at March 31, 2010...............................................................................	35.8	€3.00
Exercised...................................................................................................................	(10.6)	€ 2.58
Expired.....................................................................................................................	(1.8)	€ 4.13
Forfeited...................................................................................................................	(0.0)	€ 3.77
Outstanding at March 31, 2011...............................................................................	23.4	€ 3.07

The mid-market price of Ryanair Holdings plc's ordinary shares on the Irish Stock Exchange at March 31, 2011 was €3.36 (2010: €3.68, 2009: €2.89). The highest and lowest prices at which the Company's shares traded on the Irish Stock Exchange in the 2011 fiscal year were €4.20 and €2.78, respectively (2010: €3.77 and €2.74, respectively; 2009: €3.41 and €1.97, respectively). There were 12.9 million options exercisable at March 31, 2011 (2010: 14.1 million; 2009: 15.4 million). The average share price for the year was €3.60 (2010: €3.29, 2009: €2.83).

The weighted average share price (as of the dates of exercises) for all options exercised during the 2011 fiscal year was €3.72 (2010: €3.50; 2009: €3.18).

At March 31, 2011 the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

	Options outstanding			Options exercisable
Range of exercise price (€)	Number outstanding M	Weighted-average remaining contractual life (years)	Weighted-average exercise price (€)	Number exercisable M	Weighted-average remaining contractual life (years)	Weighted-average exercise price (€)
2.21 - 4.96	23.4	2.6	3.07	12.9	1.2	3.42

The Company has accounted for its share option grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of €3.3 million (2010: €4.9 million; 2009: €3.8 million) being recognised within the income statement in respect of employee services rendered, which was based on 22.6 million share options within the scope of IFRS 2 (2010: 23.2 million; 2009: 23.7 million) as compared to the total share options disclosed above (as permitted by the transitional rules in IFRS 1).

The weighted average fair value of the individual options granted during the years ended March 31, 2009 were estimated, using a binomial lattice model, based on the following assumptions. There were no share options granted during the years ended March 31, 2010 and 2011.

2009
Date granted.......................................................................................	Sept 18, 2008
Date of earliest exercise.....................................................................	Sept 18, 2013
Date of expiration..............................................................................	Sept 18, 2015
Fair value...........................................................................................	€1.02

2009
Assumptions:
Risk-free interest rate........................................................................	3.9%
Volatility (a)......................................................................................	40.0%
Dividend yield...................................................................................	Nil
Expected life (years)..........................................................................	5.5

____________________________
(a) Historical daily volatility over a five-and-a-half-year period.

16     Other equity reserve

The total share based payments reserve at March 31, 2011 was €25.3 million (2010: €26.5 million; 2009: €22.1 million). The available-for-sale financial asset reserve at March 31, 2011 was €34.3 million (2010: €36.5 million; 2009: nil). The total cash-flow hedge reserve amounted to €257.4 million at March 31, 2011 (2010: €60.3 million; 2009: €(2.0) million). Further details of the group's derivatives are set out in Notes 5 and 11 to the consolidated financial statements.

17     Analysis of operating revenues and segmental analysis

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, internet and other related services to third parties across a European route network. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to Michael O'Leary, CEO, who is the Company's Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than results on individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the impairment of a financial asset investment, accelerated depreciation related to aircraft disposals and Icelandic volcanic ash related costs.

All segment revenue is derived wholly from external customers and, as the Company has a single reportable segment, inter-segment revenue is zero.

The Company's major revenue-generating asset class comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since the prior year.

Reportable segment information is presented as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
External revenues........................................................................	3,629.5	2,988.1	2,942.0

Reportable segment adjusted profit after income tax.............	400.7	318.8	104.9

Other segment information:
Depreciation (i)..............................................................................	(277.7)	(235.4)	(204.5)
Finance income...............................................................................	27.2	23.5	75.5
Finance expense..............................................................................	(93.9)	(72.1)	(130.5)
Capital expenditure........................................................................	(897.2)	(997.8)	(656.6)
(i) Excludes accelerated depreciation of €51.6 million in 2009.

	At March 31, 2011	At March 31, 2010	At March 31, 2009
	€M	€M	€M
Reportable segment assets (ii)...................................................	8,482.0	7,447.2	6,294.7
(ii)Excludes the available-for-sale financial asset.

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Total adjusted profit or loss for reportable segment.............	400.7	318.8	104.9
Other items of profit or loss
Icelandic volcanic ash related cost (a)....................................	(26.1)	-	-
Loss on impairment of available-for-sale financial asset.......	-	(13.5)	(222.5)
Accelerated depreciation on property, plant and equipment	-	-	(51.6)
Consolidated profit/(loss) after income tax......................	374.6	305.3	(169.2)

(a)           Icelandic volcanic ash related costs of €26.1 million reflect the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights. The impact on the Group's operating results totaled €29.7 million, (before associated tax of €3.6 million) for the year ended March 31, 2011, comprising €15.6 million of operating expenses and €1.7 million of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €12.4 million pursuant to Regulation (EC) No. 261/2004 ('EU261'). The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

Entity-wide disclosures:

Revenue is analysed by geographical area (by country of origin) as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Ireland..........................................................................................................	375.1	357.2	402.0
United Kingdom...........................................................................................	965.0	838.7	954.6
Other European countries............................................................................	2,289.4	1,792.2	1,585.4
	3,629.5	2,988.1	2,942.0

Ancillary revenues included in total revenue above comprise:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Non-flight scheduled..................................................................................	603.4	493.5	458.0
In-flight......................................................................................................	102.1	86.5	83.2
Internet income..........................................................................................	96.1	83.6	56.9
	801.6	663.6	598.1

Non-flight scheduled revenue arises from the sale of rail and bus tickets, hotel reservations, car hire and other sources, including excess baggage charges and administration fees, all directly attributable to the low-fares business.

All of the Company's operating profit arises from low-fares airline-related activities, its only business segment. The major revenue earning assets of the Company are its aircraft, which are registered in Ireland and therefore all profits accrue principally in Ireland. Since the Company's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

18     Staff numbers and costs

The average weekly number of staff, including the executive director, during the year, analysed by category, was as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Flight and cabin crew (full time employees)...................................	2,883	2,859	2,814
Flight and cabin crew (contract staff)..............................................	4,356	3,304	2,588
Sales, operations and administration...............................................	824	869	967
	8,063	7,032	6,369

At March 31, 2011 the company had a team of 8,560 people (2010: 7,168; 2009: 6,616).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Staff and related costs...................................................................................	352.0	310.6	284.9
Social welfare costs.......................................................................................	18.1	17.5	18.1
Other pension costs (a).................................................................................	2.7	2.0	2.5
Share based payments ..................................................................................	3.3	4.9	3.8
	376.1	335.0	309.3
____________________________

(a)    Costs in respect of defined-contribution benefit plans and other pension arrangements were €1.7 million in 2011 (2010: €1.4 million; 2009: €1.7 million) while costs associated with defined-benefit plans included here were €1.0 million in 2011 (2010: €0.6 million; 2009: €0.8 million). (See Note 21 to the consolidated financial statements).

19     Statutory and other information

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Directors' emoluments:
-Fees.......................................................................................................................	0.3	0.2	0.2
-Other emoluments, including bonus and pension contributions...........................	1.1	0.9	1.1
Total directors' emoluments..................................................................................	1.4	1.1	1.3

Auditor's remuneration:
- Audit services (i)..................................................................................................	0.4	0.5	0.5
- Audit-related services (ii).....................................................................................	-	-	-
- Tax advisory services (iii)....................................................................................	0.4	0.3	0.3
Total fees................................................................................................................	0.8	0.8	0.8
Included within the above total fees, the following fees were payable to other KPMG firms outside of Ireland:
Audit services.........................................................................................................	-	-	-
Tax services............................................................................................................	0.3	0.1	0.1
Total fees................................................................................................................	0.3	0.1	0.1

Depreciation of owned property, plant and equipment........................................	260.5	219.3	243.8
Depreciation of property, plant and equipment held under finance leases............	17.2	16.1	12.3
Operating lease charges, principally for aircraft.....................................................	95.2	95.5	78.2

______________

(i) Audit services comprise audit work performed on the consolidated financial statements. In 2011, €1,000 (2010: €1,000; 2009: €1,000) of audit fees relate to the audit of the parent company.

(ii)   Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including statutory audits, interim reviews, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(iii)  Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(a) Fees and emoluments - executive director

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Basic salary......................................................................................................	0.6	0.6	0.5
Bonus (performance and target-related)...........................................................	0.4	0.2	0.5
Pension contributions.......................................................................................	0.1	0.1	0.1
	1.1	0.9	1.1

During the years ended March 31, 2011, 2010, and 2009 Michael O'Leary was the only executive director.

(b) Fees and emoluments - non-executive directors

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Fees
Emmanuel Faber........................................................................................	0.01	0.05	0.05
Michael Horgan.........................................................................................	0.03	0.03	0.03
Klaus Kirchberger......................................................................................	0.03	0.03	0.03
Kyran McLaughlin....................................................................................	0.05	0.05	0.05
James R. Osborne......................................................................................	0.05	0.05	0.05
Paolo Pietrogrande.....................................................................................	0.03	0.03	0.03
Charles McCreevy.....................................................................................	0.04	-	-
Declan McKeon.........................................................................................	0.04	-	-
	0.28	0.24	0.24
Emoluments
Michael Horgan.........................................................................................	0.04	0.04	0.04
	0.32	0.28	0.28

(c) Pension benefits

Director	Increase in Accrued Benefit			Transfer Value Equivalent of Increase in Accrued Benefit			Total Accumulated Accrued Benefit
	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2011	Fiscal 2010	Fiscal 2009
	€	€	€	€	€	€	€	€	€
Michael O'Leary..........	-	-	2,797	-	-	19,298	139,326	139,326	139,326

Defined Contribution Plan: Company Contributions Paid

Director	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€	€	€
Michael O'Leary.............................................................................................	68,425	68,425	67,721

            As of October 1, 2008, Michael O'Leary is no longer an active member of a Company defined-benefit plan. Michael O'Leary is now a member of a defined-contribution plan. The cost of the death-in-service and disability benefits provided during the accounting year is not included in the above figures. No pension benefits are provided for non-executive directors. The pension benefits set out above have been computed in accordance with Section 6.8 of the Listing Rules of the Irish Stock Exchange. The increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

(d) Shares and share options

(i) Shares

Ryanair Holdings plc is listed on the Irish, London and NASDAQ stock exchanges.

The beneficial interests as at March 31, 2011, 2010 and 2009 of the directors and of their spouses and minor children in the share capital of the Company are as follows:

	No. of Shares at March 31,
	2011	2010	2009
David Bonderman..............................................................................	13,230,671	13,230,671	14,117,360
Michael O'Leary...............................................................................	55,081,256	60,000,016	65,000,016
James R. Osborne..............................................................................	1,010,256	1,410,256	1,410,256
Kyran McLaughlin............................................................................	200,000	200,000	200,000
Michael Horgan.................................................................................	50,000	50,000	50,000
Paolo Pietrogrande.............................................................................	20,000	-	-

(ii) Share options

        The share options held by each director in office at the end of fiscal 2011 were as follows:

	No. of Options at March 31,
	2011	2010	2009
David Bonderman (c).................................................................................	25,000	25,000	25,000
Michael Horgan (c).....................................................................................	25,000	25,000	25,000
Klaus Kirchberger (a)(c).............................................................................	25,000	25,000	75,000
Kyran McLaughlin (c)................................................................................	25,000	25,000	25,000
Michael O'Leary (b)..................................................................................	-	102,037	102,037
James R. Osborne (c).................................................................................	25,000	25,000	25,000
Paolo Pietrogrande (c)................................................................................	25,000	25,000	25,000
______________
(a) These options were granted to these directors at an exercise price of €2.83 (the market value at the date of grant) during the year ended March 31, 2003 and were exercised in June 2009.

(b)   These options were granted to Michael O'Leary as follows: 35,402 in fiscal 2003 at €2.86 and 45,838 in fiscal 2004 at €2.21 and 20,797 in fiscal 2008 at €4.86 (the market values at the dates of grant), in all cases under the 2003 share option plan; these were exercisable between 2008 and 2010. On June 18, 2010, Michael O'Leary exercised 35,402 options at €2.86 and on July 27, 2010, exercised 45,838 options at €2.21. The 20,797 options granted in fiscal 2008 at €4.86 lapsed on July 31, 2010.

(c) These options were granted to these directors at an exercise price of €4.96 (the market value at the date of grant) during the 2008 fiscal year and are exercisable between June 2013 and June 2015.

Directors not referred to above held no shares or share options.

In the 2011 fiscal year the Company incurred total share-based compensation expense of €0.05 million (2010: €0.05 million; 2009: €0.05 million) in relation to directors.

20     Finance expense

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Interest payable on bank loans wholly repayable after five years	93.8	71.6	130.7
Interest arising on pension liabilities, net (see Note 21)...............	0.1	0.5	(0.2)
	93.9	72.1	130.5

21     Pensions

The Company accounts for pensions in accordance with IAS 19, "Employee Benefits."

The Company operates defined-benefit and defined-contribution schemes.

Defined-benefit schemes

The Company funds the pension entitlements of certain employees through defined-benefit plans. Two plans are operated for eligible Irish and UK employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of the final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at March 31, 2011 consisted of units held in independently administered funds. The most recent full actuarial valuations of the plans were carried out at January 1, 2008 in respect of the UK plan and December 31, 2009 in respect of the Irish plan, in accordance with local regulatory requirements using the projected unit credit method, and the valuation reports are not available for public inspection.

A separate annual actuarial valuation has been performed for the purposes of preparing these financial statements. The principal actuarial assumptions used for the purpose of this actuarial valuation were as follows:

	At March 31,
	2011	2010	2009
	%	%	%
Discount rate used for Irish plan............................................................	5.75	5.25	6.00
Discount rate used for UK plan.............................................................	5.60	5.60	6.30
Return on plan assets for Irish plan.......................................................	6.75	6.67	6.40
Return on plan assets for UK plan.........................................................	7.55	7.45	7.18
Rate of euro inflation..............................................................................	2.25	2.25	2.00
Rate of UK inflation...............................................................................	3.40	3.50	3.00
Future pension increases in Irish plan....................................................	0.00	0.00	0.00
Future pension increases in UK plan.....................................................	3.30	3.40	3.00
Future salary increases for Irish plan (a)................................................	2.00	2.25	3.00
Future salary increases for UK plan (a).................................................	2.00	3.50	4.00
______________
(a) Future salary increases assumed to be 1.50% until 2012 and 2.00% thereafter in line with the company's expected policy.

The Company uses certain mortality rate assumptions when calculating scheme liabilities. The mortality assumptions of the Irish scheme have been based on the mortality table 62%/70% PNM/FL00 while the mortality assumptions of the UK scheme have been based on the "SAPS" mortality table. Both mortality assumptions make allowance for future improvements in mortality rates. Retirement ages for scheme members are 60 for pilots and 65 for other staff.

The current life expectancies underlying the value of the scheme liabilities for the Irish scheme are as follows:

	At March 31,
	2011	2010	2009
Retiring at age 60:
Male........................................................................................................................	26.5	26.3	25.8
Female.....................................................................................................................	28.1	28.0	27.6
Retiring at age 65:
Male........................................................................................................................	22.2	22.0	21.4
Female.....................................................................................................................	23.6	23.5	23.1

The current life expectancies underlying the value of the scheme liabilities for the UK scheme are as follows:

	At March 31,
	2011	2010	2009
Retiring at age 60:
Male........................................................................................................................	26.7	26.5	25.5
Female.....................................................................................................................	29.6	29.4	28.4
Retiring at age 65:
Male........................................................................................................................	21.7	21.6	20.8
Female.....................................................................................................................	24.5	24.4	23.7

The amounts recognised in the consolidated balance sheets in respect of our defined benefit plans are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Present value of benefit obligations........................................................	(32.8)	(35.9)	(28.0)
Fair value of plan assets.........................................................................	27.9	25.6	17.9
Present value of net obligations..............................................................	(4.9)	(10.3)	(10.1)
Related deferred tax asset.......................................................................	0.6	1.3	1.3
Net pension (liability)............................................................................	(4.3)	(9.0)	(8.8)

The amounts recognised in the consolidated income statements in respect of our defined-benefit plans are as follows:

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Included in payroll costs
Service cost......................................................................................................	0.8	0.6	0.8

Included in finance expense
Interest on pension scheme liabilities..............................................................	1.9	1.7	1.7
Expected return on plan assets........................................................................	(1.8)	(1.2)	(1.9)
Net finance expense.........................................................................................	0.1	0.5	(0.2)

Net periodic pension cost.............................................................................	0.9	1.1	0.6

Analysis of amounts included in the Consolidated Statements of Comprehensive Income ("CSOCI");

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Actual return less expected return on pension scheme assets..........................	(0.3)	5.6	(9.8)
Experience gains on scheme liabilities...............................................................	1.0	0.5	0.9
Changes in assumptions underlying the present value of scheme liabilities........................................................................................................	5.0	(6.1)	0.3
Actuarial gains/(losses) recognised in the CSOCI.............................................	5.7	-	(8.6)
Related deferred tax (liability)/asset..................................................................	(0.7)	-	1.1
Net actuarial gains/(losses) recognised in the CSOCI.......................................	5.0	-	(7.5)

Changes in the present value of the defined-benefit obligation of the plans are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Projected benefit obligation at beginning of year........................................	35.9	28.1	27.0
Service cost.................................................................................................	0.8	0.6	0.7
Interest cost................................................................................................	1.9	1.7	1.7
Plan participants' contributions.................................................................	0.3	0.3	0.4
Actuarial (gain)/loss....................................................................................	(6.0)	5.3	(0.5)
Benefits paid..............................................................................................	(0.2)	(0.4)	(0.3)
Foreign exchange rate changes....................................................................	0.1	0.3	(1.0)
Projected benefit obligation at end of year funded.....................................	32.8	35.9	28.0

Changes in fair values of the plans' assets are as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Fair value of plan assets at beginning of year...........................................	25.6	17.9	25.0
Expected return on plan assets.................................................................	1.8	1.2	1.9
Actual gains/(losses) on plan assets..........................................................	(0.3)	5.4	(9.1)
Employer contribution..............................................................................	0.8	0.9	0.8
Plan participants' contributions...............................................................	0.3	0.3	0.3
Benefits paid.............................................................................................	(0.2)	(0.4)	(0.3)
Foreign exchange rate changes...................................................................	(0.1)	0.3	(0.7)
Fair value of plan assets at end of year.....................................................	27.9	25.6	17.9

The fair value of the plans' assets at March 31 of each year is analysed as follows:

	At March 31,
	2011	2010	2009
	€M	€M	€M
Equities...............................................................................................................	21.5	19.2	12.0
Bonds.................................................................................................................	4.4	4.3	3.7
Property.............................................................................................................	0.6	0.6	0.6
Other assets........................................................................................................	1.4	1.5	1.6
Total fair value of plan assets............................................................................	27.9	25.6	17.9

The plans' assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

The expected long-term rate of return on assets of 6.75% (2010: 6.67%; 2009: 6.40%) for the Irish scheme was calculated based on the assumptions of the following returns for each asset class: Equities 7.50% (2010: 7.75%; 2009: 8.00%); Bonds 4.50% (2010: 3.50%; 2009: 3.50% ); Property 6.25% (2010: 6.25%; 2009: 6.25%); and Cash 3.00% (2010: 2.00%; 2009: 2.00%). The expected long-term rate of return on assets of 7.55% (2010: 7.45%; 2009: 7.18%) for the UK scheme was calculated based on the assumptions of the following returns for each asset class: Equities 8.10% (2010: 8.30%; 2009: 8.00%); Corporate and Overseas Bonds 5.60% (2010: 5.50%; 2009: 6.30%); and Other 3.00% (2010: 2.27%; 2009: 2.00%).

Since there are no suitable euro-denominated AA-rated corporate bonds, the expected return is estimated by adding a suitable risk premium to the rate available from government bonds. The assumptions are based on long-term expectations at the beginning of the reporting period and are expected to be relatively stable.

The history of the plans for the current and prior periods is as follows:

	At March 31,
	2011	2010	2009	2008	2007
	€M	€M	€M	€M	€M
Difference between expected and actual return on assets............................................	(0.3)	5.6	(9.8)	(6.6)	0.7
Expressed as a percentage of scheme assets.	(1%)	22%	(54%)	(26%)	3%
Experience gains on scheme liabilities..........	0.9	0.5	0.9	1.6	1.6
Expressed as a percentage of scheme liabilities.......................................................	3%	1%	3%	6%	4%
Total actuarial (losses)/gains........................	5.5	-	(8.6)	5.1	2.3
Expressed as a percentage of scheme liabilities.......................................................	17%	0%	(31%)	19%	6%

We expect to contribute approximately €0.9 million to our defined-benefit plans in 2012.

Defined-contribution schemes

The Company operates defined-contribution retirement plans in Ireland and the UK. The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined-contribution plans was €1.7 million in 2011 (2010: €1.4 million; 2009: €1.7 million).

22           Earnings per share

	At March 31,
	2011	2010	2009

Basic earnings/(losses) per ordinary share (in euro cents)...................................	25.21	20.68	(11.44)
Diluted earnings/(losses) per ordinary share (in euro cents)...............................	25.14	20.60	(11.44)

Number of ordinary shares (in Ms) used for EPS
Basic ...................................................................................................................	1,485.7	1,476.4	1,478.5
Diluted (a) ...........................................................................................................	1,490.1	1,481.7	1,478.5
______________
(a) Details of share options in issue have been described more fully in Note 15 to the consolidated financial statements.

Basic earnings per ordinary share (EPS) for Ryanair Holdings plc for the years ended March 31, 2011, 2010 and 2009 has been computed by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company's share option schemes. For the 2011 fiscal year, the weighted average number of shares in issue of 1,490.1 million includes weighted average share options assumed to be converted equal to 4.4 million. For the 2010 fiscal year, the weighted average number of shares in issue of 1,481.7 million includes weighted average share options assumed to be converted equal to 5.3 million. For the 2009 fiscal year, there was no difference in the weighted average number of ordinary shares used for the basic and diluted net loss per ordinary share, as the effect of all potentially dilutive ordinary shares (2.8 million outstanding) was anti-dilutive.

23           Commitments and contingencies

Commitments

In January 2002, the Company entered into a contract with Boeing (the "2002 Boeing contract") whereby the Company agreed to purchase 100 new Boeing 737-800 "next generation" aircraft, and received purchase rights to acquire a further 50 such aircraft. The 2002 Boeing contract was superseded by a contract entered into with Boeing in January 2003 (the "2003 Boeing contract") whereby the Company agreed to purchase 125 new Boeing 737-800 "next generation" aircraft, thus adding "firm" orders for 22 aircraft to the existing "firm" orders (100 "firm" orders, plus three options exercised) under the 2002 Boeing contract. In addition, the Company acquired purchase rights over a further 78 aircraft, bringing the number of option aircraft to 125.

In February 2005, the Company entered into another contract with Boeing (the "2005 Boeing contract") whereby the Company agreed to purchase 70 new Boeing 737-800 "next generation" aircraft and acquired additional purchase rights to acquire a further 70 such aircraft over a five-year period from 2006 to 2012. The aircraft to be delivered after January 1, 2005, arising from the 2002 and 2003 Boeing contracts, benefit from the discounts and concessions under the 2005 Boeing contract. In addition, the orders for the 89 "firm" aircraft still to be delivered at January 1, 2005 and the remaining additional purchase rights in respect of 123 aircraft granted under the 2002 and 2003 Boeing contracts are governed by the 2005 Boeing contract from January 2005.

In August 2006 the Company exercised 32 options under the 2005 contract whereby it increased its "firm" aircraft deliveries by this amount during fiscal 2009 (22) and 2010 (10).

In April 2007 the Company exercised 27 options under the 2005 contract whereby it increased its "firm" aircraft deliveries during fiscal 2010.

In June 2008, the Company exercised three options with Boeing under the terms of its 2005 contract. These "firm" Boeing 737-800 aircraft were delivered in fiscal 2011.

In September 2008, the Company exercised four options with Boeing under the terms of its 2005 contract. These "firm" Boeing 737-800 aircraft were delivered in fiscal 2011.

In October 2008, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These "firm" Boeing 737-800 aircraft were delivered in fiscal 2011.

In January 2009, the Company exercised 13 options with Boeing under the terms of its 2005 contract. These "firm" Boeing 737-800 aircraft were delivered in fiscal 2011.

In December 2009, the Company exercised 10 options with Boeing under the terms of its 2005 contract. These "firm" Boeing 737-800 aircraft will be delivered in fiscal 2013.

The table below details the firm aircraft delivery schedule at March 31, 2011 and March 31, 2010 for the Company pursuant to the 2005 Boeing contract.

	Aircraft Delivered at March 31, 2011	Firm Aircraft Deliveries Fiscal 2012 / 2013	Total "Firm" Aircraft	Basic price per aircraft (U.S.$ million)	Firm Aircraft Deliveries Fiscal 2011-2013 at March 31, 2010
2005 Contract....................	205	40	245	51	90
Total..................................	205	40	245		90

The "Basic Price" (equivalent to a standard list price for an aircraft of this type) for each aircraft governed by the 2005 Boeing contract will be increased by (a) an estimated U.S.$900,000 per aircraft for certain "buyer furnished" equipment the Company has asked Boeing to purchase and install on each of the aircraft, and (b) an "Escalation Factor" designed to increase the Basic Price, as defined in the purchase agreement, of any individual aircraft by applying a formula which reflects increases in the published U.S. Employment Cost and Producer Price indices between the time the Basic Price was set and the period of six months prior to the delivery of such aircraft.

Boeing has granted Ryanair certain price concessions with regard to the Boeing 737-800 "next generation" aircraft. These take the form of credit memoranda to the Company for the amount of such concessions, which the Company may apply toward the purchase of goods and services from Boeing or toward certain payments, in respect of the purchase of the aircraft under the various Boeing contracts.

Boeing and CFMI (the manufacturer of the engines to be fitted on the purchased aircraft) have also agreed to give the Company certain allowances in addition to providing other goods and services to the Company on concessionary terms. These credit memoranda and allowances will effectively reduce the price of each aircraft to the Company. As a result, the effective price of each aircraft will be significantly below the Basic Price mentioned above. At March 31, 2011, the total potential commitment to acquire all 40 "firm" aircraft, not taking such increases and decreases into account, will be up to U.S.$2.0 billion. (At March 31, 2010 the potential commitment was U.S.$4.6 billion to acquire 90 "firm" aircraft. At March 31, 2009 the potential commitment was U.S.$6.8 billion to acquire 134 "firm" aircraft.).

Operating leases

The Company financed 61 of the Boeing 737-800 aircraft delivered between December 2003 and March 2011 under seven-year, sale-and-leaseback arrangements with a number of international leasing companies, pursuant to which each lessor purchased an aircraft and leased it to Ryanair under an operating lease. Between October 2010 and March 2011 10 operating lease aircraft were returned to the lessor at the agreed maturity date of the lease. At March 31, 2011 Ryanair had 51 operating lease aircraft in the fleet.As a result, Ryanair operates, but does not own, these aircraft. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. 5 of these leases are denominated in euro and require Ryanair to make variable rental payments that are linked to EURIBOR. Through the use of interest rate swaps, Ryanair has effectively converted the floating-rate rental payments due under 2 of these leases into fixed-rate rental payments. Another 30 leases are also denominated in euro and require Ryanair to make fixed rental payments over the term of the leases. 16 remaining operating leases are U.S. dollar-denominated, of which two require Ryanair to make variable rental payments that are linked to U.S. dollar LIBOR, while the remaining 14 require Ryanair to make fixed rental payments. The Company has an option to extend the initial period of seven years on 28 of the 51 remaining operating lease aircraft as at March 31, 2011, on pre-determined terms. 3 operating lease arrangements will mature during the year ended March 31, 2012. The Company has decided not to extend any of these operating leases for a secondary lease period. The following table sets out the total future minimum payments of leasing 51 aircraft (2010: 55 aircraft; 2009: 43 aircraft), ignoring interest, foreign currency and hedging arrangements, at March 31, 2011, 2010 and 2009, respectively:

	At March 31,
	2011		2010		2009
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year..................................................................................................	100.2	91.7	77.8	71.5	85.8	78.8
Due between one and five years................................................................................	325.5	248.5	208.8	160.3	177.8	134.9
Due after five years...................................................................................................	164.8	91.8	112.2	64.3	29.1	17.2
Total..........................................................................................................................	590.5	432.0	398.8	296.1	292.7	230.9

Finance leases

The Company financed 30 of the Boeing 737-800 aircraft delivered between March 2005 and March 2011 with 13-year euro-denominated Japanese Operating Leases with Call Options ("JOLCOs"). These structures are accounted for as finance leases and are initially recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair has a call option to purchase the aircraft at a pre-determined price after a period of 10.5 years, which it may exercise. The following table sets out the total future minimum payments of leasing 30 aircraft (2010: 20 aircraft; 2009: 20 aircraft) under JOLCOs at March 31, 2011, 2010 and 2009, respectively:

	At March 31,
	2011		2010		2009
	Minimum payments	Present value of Minimum payments	Minimum payments	Present value of minimum payments	Minimum payments	Present value of minimum payments
	€M	€M	€M	€M	€M	€M

Due within one year...........................................................................	61.9	48.7	38.9	32.5	45.1	31.1
Due between one and five years.........................................................	305.2	262.8	203.7	183.7	184.5	139.3
Due after five years............................................................................	556.3	535.7	353.7	345.3	443.0	417.4
Total minimum lease payments..........................................................	923.4	847.2	596.3	561.5	672.6	587.8
Less amounts allocated to future financing costs...............................	(76.2)	-	(34.8)	-	(84.8)	-
Present value of minimum lease payments.........................................	847.2	847.2	561.5	561.5	587.8	587.8

Commitments resulting from the use of derivative financial instruments by the Company are described in Notes 5 and 11 to the consolidated financial statements.

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Company. Should the Company be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Company's results of operations or financial position.

In February 2004, the European Commission ruled that Ryanair had received illegal state aid from the Walloon regional government in connection with its establishment of a low cost base at Brussels (Charleroi). Ryanair advised the regional government that it believed no money was repayable as the cost of establishing the base exceeded the amount determined to be illegal state aid. Ryanair also appealed the decision of the European Commission to the European Court of First Instance, requesting that the Court annul the decision on the basis that Ryanair's agreement at Brussels (Charleroi) was consistent with agreements at similar privately owned airports and therefore did not constitute illegal state aid. The Company placed €4 million in an escrow account pending the outcome of this appeal. In December 2008, the CFI annulled the Commission's decision against Charleroi Airport and Ryanair was repaid the €4 million that the Commission had claimed was illegal state aid. A further action taken by the Belgian government for €2.3 million has also been withdrawn. In 2007 and 2008 the European Commission launched eight state aid investigations involving Ryanair's agreements with airports. One of these investigations was closed in January 2010 with a finding that Ryanair's agreement with Bratislava airport did not involve any aid. The remaining seven investigations are pending (Lübeck, Schönefeld, Hahn, Alghero, Pau, Aarhus and Tampere).

The Company has also entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating-rate financing arrangements. Cash deposits have been set aside as collateral for the counterparty's exposure to risk of fluctuations on long-term derivative and other financing arrangements with Ryanair (restricted cash) (see Note 9 to the consolidated financial statements for further details). Additional numerical information on these swaps and on other derivatives held by the Company is set out in Notes 5 and 11 to the consolidated financial statements.

24           Note to cash flow statements

	At March 31,
	2011	2010	2009
	€M	€M	€M
Net (debt)/funds at beginning of year.................................................	(142.8)	(120.2)	(97.0)
Increase/(decrease) in cash and cash equivalents in year....................	550.4	(105.3)	112.4
(Decrease)/increase in financial assets > 3 months.............................	(398.3)	864.3	(2.9)
(Decrease) in restricted cash...............................................................	(24.9)	(223.8)	(0.8)
Net cash flow from (increase) in debt................................................	(693.2)	(557.8)	(131.9)
Movement in net funds resulting from cash flows.............................	(566.0)	(22.6)	(23.2)
Net (debt)/funds at end of year..........................................................	(708.8)	(142.8)	(120.2)
Analysed as:
Cash and cash equivalents, financial assets and restricted cash.........	2,940.6	2,813.4	2,278.2
Total borrowings................................................................................	(3,649.4)	(2,956.2)	(2,398.4)
Net (debt)/funds.................................................................................	(708.8)	(142.8)	(120.2)

Net funds arise when cash and liquid resources exceed debt.

25           Dividends

On October 1, 2010, following shareholder approval at the Company's AGM on September 22, 2010, Ryanair Holdings plc paid a special dividend of €500 million, (33.57 euro cent per ordinary share), to shareholders.  Prior to effecting the dividend payment and in order to ensure that the parent company, Ryanair Holdings plc, had sufficient distributable profits to effect the dividend payment, on June 15, 2010, Ryanair Limited declared a dividend of €400 million to Ryanair Holdings plc.

The Company previously indicated in a June 1, 2010 announcement, that it may return a further amount of up to €500 million to shareholders before the end of fiscal year 2013, subject to, amongst other things, its continued profitability, and the absence of further aircraft orders or any other significant capital expenditure.

26           Post-balance sheet events

There were no significant post-balance sheet events.

27           Subsidiary undertakings and related party transactions

The following is the principal subsidiary undertakings of Ryanair Holdings plc:

Name	Effective date of acquisition/incorporation	Registered Office	Nature of Business

Ryanair Limited (a).....................	August 23, 1996	Corporate Headquarters	Airline operator
	(acquisition)	Dublin Airport
Co Dublin, Ireland.

____________________________
(a) Ryanair Limited is wholly owned by Ryanair Holdings plc.

Information regarding all other subsidiaries will be filed with the Company's next Irish Annual Return as provided for by Section 16(3) of the Irish Companies (Amendment) Act, 1986.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2011, March 31, 2010 and March 31, 2009.

The total amount of remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) amounted to €6.5 million in the fiscal year ended March 31, 2011, (2010: €7.4 million, 2009: €8.2 million), the majority of which comprises short-term employee benefits.

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Basic salary and bonus...................................................................	3.9	3.4	4.8
Pension contributions.....................................................................	0.9	0.8	0.3
Share-based compensation expense................................................	1.7	3.2	3.1
	6.5	7.4	8.2

28           Date of approval

                The consolidated financial statements were approved by the Board of Directors of the Company on July 25, 2011.

Company Balance Sheet

		At March 31,
		2011	2010	2009
	Note	€M	€M	€M

Non-current assets
Investments in subsidiaries ........................................	30	102.2	98.9	94.0

Current assets
Loans and receivables from subsidiaries ........................................ ..............	31	683.0	759.6	745.1
Cash and cash equivalents.................... ........................................		4.1	-	-

Total assets...................................................................................		789.3	858.5	839.1

Current liabilities
Amounts due to subsidiaries............................. ……………	32	35.2	35.2	35.2

Shareholders' equity
Issued share capital............................................................		9.5	9.4	9.4
Share premium account.....................................................		659.3	631.9	617.4
Capital redemption reserve............................................................		0.5	0.5	0.5
Retained earnings..........................................................................		59.6	155.1	154.6
Other reserves ...............................................................................		25.2	26.4	22.0

Shareholders' equity....................................................................		754.1	823.3	803.9

Total liabilities and shareholders' equity..................................		789.3	858.5	839.1

The accompanying notes are an integral part of the financial information.

On behalf of the Board

M. O'Leary                                                         D. Bonderman
Director                                                               Director

July 25, 2011

Company Statement of Cash Flows

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M
Operating activities
Profit for the year............................................................... .	400.0	-	200.0
Net cash provided by operating activities	400.0	-	200.0

Investing activities
Decrease/(increase) in loans to subsidiaries.........................	76.6	(14.5)	(155.6)
Net cash from/(used) in investing activities...................	76.6	(14.5)	(155.6)

Financing activities
Shares purchased under share buy back programme............	-	-	(46.0)
Dividend paid.......................................................................	(500.0)	-	-
Net proceeds from share issued...........................................	27.5	14.5	1.6
Net cash (used)/from by financing activities..................	(472.5)	14.5	(44.4)
.....
Increase in cash and cash equivalents............................	4.1	-	-
Cash and cash equivalents at beginning of year...........	-	-	-
Cash and cash equivalents at end of year.......................	4.1	-	-

The accompanying notes are an integral part of the financial information.

Company Statement of Changes in Shareholders' Equity

	Ordinary	Issued Share	Share Premium	Retained	Capital Redemption	Other
	Shares	Capital	Account	Earnings	Shares	Reserves	Total
	M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008………..……	1,490.8	9.5	615.8	0.6	0.4	18.2	644.5
Comprehensive income Profit for the year…………………….......	-	-	-	200.0	-	-	200.0
Total comprehensive income……………..	-	-	-	200.0	-	-	200.0
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares……………	0.7	-	1.6	-	-	-	1.6
Repurchase of ordinary equity shares…….	(18.1)	-	-	(46.0)	-	-	(46.0)
Capital redemption reserve fund………….	-	(0.1)	-	-	0.1	-	-
Share-based payments……………………	-	-	-	-	-	3.8	3.8
Balance at March 31, 2009……………..	1,473.4	9.4	617.4	154.6	0.5	22.0	803.9
Comprehensive income Profit /(loss) for the year………….…...…	-	-	-	-	-	-	-
Total comprehensive income……………..	-	-	-	-	-	-	-
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares……………	5.5	-	14.5	-	-	-	14.5
Share-based payments…………………….	-	-	-	-	-	4.9	4.9
Transfer of exercised and expired share based awards……………………………...	-	-	-	0.5	-	(0.5)	-
Balance at March 31, 2010……………...	1,478.9	9.4	631.9	155.1	0.5	26.4	823.3
Comprehensive income
Profit for the year…………………….......	-	-	-	400.0	-	-	400.0
Total comprehensive income……………..	-	-	-	400.0	-	-	400.0
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares……………	10.7	0.1	27.4	-	-	-	27.5
Share-based payments…………………….	-	-	-	-	-	3.3	3.3
Transfer of exercised and expired share based awards……………………………...	-	-	-	4.5	-	(4.5)	-
Dividend paid……………………………...	-	-	-	(500.0)	-	-	(500.0)
Balance at March 31, 2011……………..	1,489.6	9.5	659.3	59.6	0.5	25.2	754.1

The accompanying notes are an integral part of the financial information.

Notes forming part of the Company Financial Statements

29           Basis of preparation and significant accounting policies

The Company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which are effective for the year ended and as at March 31, 2011, as applied in accordance with the Companies Acts, 1963 to 2009.  On publishing parent entity financial statements together with group financial statements the Company is taking advantage of the exemption contained in Section 148(8) of the Companies Act, 1963 not to present its individual income statement, statement of comprehensive income and related notes that form a part of these approved financial statements.

The Company financial statements are presented in euro millions, being its functional currency. They are prepared on an historical cost basis except for certain share based payment transactions, which are based on fair values determined at grant date.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set out in the critical accounting policy section in note 1 to the consolidated financial statements. Such uncertainties may impact the carrying value of investments in subsidiaries at future dates.

Statement of compliance

The Company financial statements have been prepared in accordance with IFRS as adopted by the EU, which are effective at March 31, 2011 as applied in accordance with the Companies Acts, 1963 to 2009.

The directors have reviewed all EU endorsed IFRSs as set forth in Note 1 to the consolidated financial statements, and have concluded their adoption will not have a significant impact on the parent entity financial statements.

Share-based payments

The Company accounts for the fair value of share options granted to employees of a subsidiary as an increase in its investment in that subsidiary. The fair value of such options is determined in a consistent manner to that set out in the Group share-based payment accounting policy and as set out in Note 15 (c) to the consolidated financial statements.

Income taxes

Income taxes are accounted for by the Company in a manner consistent to that set out in the Group income tax accounting policy.

Financial assets

The Company holds investments in subsidiary companies, which are carried at cost less any impairments.

Guarantees

The Company occasionally guarantees certain liabilities of subsidiary companies. These are considered to be insurance arrangements and are accounted for as such i.e. a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

Loans and borrowings

All loans and borrowings are initially recorded at the fair value of consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest bearing loans are measured at amortised cost, using the effective interest yield methodology.

30    Investments in subsidiaries

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M

Balance at start of year	98.9	94.0	90.2
New investments in subsidiaries by way of share option grant to subsidiary employees...........................	3.3	4.9	3.8
Balance at end of year	102.2	98.9	94.0

31    Loans and receivables from subsidiaries

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M

Due from Ryanair Limited (subsidiary) .......................	683.0	759.6	745.1
	683.0	759.6	745.1

All amounts due from subsidiaries are interest free and repayable upon demand.

32   Amounts due to subsidiaries

	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
	€M	€M	€M

Due to Ryanair Limited.......................................................	35.2	35.2	35.2
	35.2	35.2	35.2

At March 31, 2011, Ryanair Holdings plc had borrowings of €35.2 million (2010: €35.2 million; 2009: €35.2 million) from Ryanair Limited. The loan is interest free and repayable on demand.

33    Financial instruments

The Company does not undertake hedging activities on behalf of itself or other companies within the Group. Financial instruments in the Company primarily take the form of loans to subsidiary undertakings.

Amounts due to or from subsidiary undertakings (primarily Ryanair Limited) in the form of inter-company loans are interest free and are repayable upon demand and further details of these have been given in Notes 31 and 32 of the parent entity financial statements. These inter-company balances are eliminated in the group consolidation.

The euro is the functional and presentation currency of the Company's balance sheet and all transactions entered into by the Company are euro denominated. As such, the Company does not have any significant foreign currency risk.

The credit risk associated with the Company's financial assets principally relates to the credit risk of the Ryanair group as a whole, which is not rated by an external rating agency. Additionally the Company had guaranteed certain of its subsidiary company liabilities. Details of these arrangements are given in Note 34 to the company financial statements.

34    Contingencies

a)   The Company has provided €5,349.6 million (2010: €4,384.2 million; 2009: €20.6 million) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

b)     In order to avail itself of the exemption contained in Section 17 of the Companies (Amendment) Act, 1986, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986. Details of the Group's principal subsidiaries have been included at note 27. The Irish subsidiaries of the Group covered by the Section 17 exemption are listed at note 27 to the consolidated financial statements also. Four additional Irish subsidiaries covered by this exemption, which are not listed as principal subsidiaries at Note 27 to the consolidated financial statements, are Airport Marketing Services Limited, FRC Investments Limited, Coinside Limited and Mazine Limited.

35    Dividends

  On October 1, 2010, following shareholder approval at the Company's AGM on September 22, 2010, Ryanair Holdings plc paid a special dividend of €500 million, (33.57 euro cent per ordinary share), to shareholders.  Prior to effecting the dividend payment and in order to ensure that the parent company, Ryanair Holdings plc, had sufficient distributable profits to effect the dividend payment, on June 15, 2010, Ryanair Limited declared a dividend of €400 million to Ryanair Holdings plc.

  The Company previously indicated in a June 1, 2010 announcement, that it may return a further amount of up to €500 million to shareholders before the end of fiscal year 2013, subject to, amongst other things, its continued profitability, and the absence of further aircraft orders or any other significant capital expenditure.

36   Post-balance sheet events

        There were no significant post-balance sheet events.

37   Date of approval

The Company financial statements were approved by the Board of Directors of the Company on July 25, 2011.

APPENDIX A
GLOSSARY

Certain of the terms included in the section on Selected Operating and Other Data and elsewhere in this annual report on Form 20-F have the meanings indicated below and refer only to Ryanair's scheduled passenger service.

Available Seat Miles ("ASMs").......................	Represents the number of seats available for passengers multiplied by the number of miles those seats were flown.
Average Booked Passenger Fare.....................	Represents the average fare paid by a fare-paying passenger who has booked a ticket.
Average Daily Flight Hour Utilization.............	Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.
Average Fuel Cost Per U.S. Gallon..................	Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling charges) after giving effect to fuel hedging arrangements.
Average Length of Passenger Haul.................	Represents the average number of miles traveled by a fare-paying passenger.
Ancillary Revenue per Booked Passenger.....	Represents the average revenue earned per booked passenger flown from ancillary services.
Average Yield per ASM....................................	Represents the average flown passenger fare revenue for each available seat mile (ASM).
Average Yield per RPM.....................................	Represents the average passenger fare revenue for each revenue passenger mile (RPM), or each mile a revenue passenger is flown.
Baggage Commissions.......................................	Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.
Booked Passenger Load Factor........................	Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.
Break-even Load Factor.....................................
Represents the number of RPMs at which passenger revenues would have been equal to operating expenses divided by ASMs (based on Average Yield per RPM). For the purposes of this calculation, the number of RPMs at which passenger revenues would have been equal to operating expenses is calculated by dividing operating expenses by Average Revenue per RPM.

Cost Per ASM ("CASM").................................	Represents operating expenses (excluding ancillary costs) divided by ASMs.
Net Margin...........................................................	Represents profit after taxation as a percentage of total revenues.
Number of Airports Served...............................	Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.
Number of Owned Aircraft Operated...............	Represents the number of aircraft owned and operated at the end of the period.
Operating Margin...............................................	Represents operating profit as a percentage of total revenues.
Part 145.................................................................	The European regulatory standard for aircraft maintenance established by the European Aviation Safety Agency.
Revenue Passenger Miles ("RPMs")..............	Represents the number of miles flown by booked fare-paying passengers.
Revenue Passengers Booked...........................	Represents the number of fare-paying passengers booked.
Sectors Flown......................................................	Represents the number of passenger flight sectors flown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 JULY, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary